FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.

May 24, 2005

RINKER GROUP LIMITED

ABN 53 003 433 118
(Translation of registrant's name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted solely to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K contains the Rinker Concise Annual Report 2005 & Rinker FullFinancial Report 2005 released to the Australian Stock Exchange on May 24, 2005

Exhibit 1:	**May 24**	Rinker Concise Annual Report 2005
Exhibit 2:	**May 24**	Rinker Full Financial Report 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by: [signature]

Name: Luke Keighery

Title: Manager Investor Services

Date: May 24, 2005

RINKER™

CONCISE ANNUAL REPORT 2005



results

Rinker Group Limited (Rinker) is a focused international heavy building materials company – one of the world's top 10. Rinker group companies have operations in the US and Australia supplying aggregate, cement, premix concrete, concrete block, asphalt, concrete pipe, and other building materials to over 34,000 valued customers.



Cover: Rinker Materials' concrete plant in Cocoa in Florida, like most of the group's operations, is located in one of the fastest growing regions in the United States.

This spread: Rinker Material's FEC quarry in Miami, Florida, is the largest aggregates quarry in the US.

Around 80 per cent of group earnings come from Rinker's US subsidiary, Rinker Materials Corporation (Rinker Materials), which is number one or two in almost all of its markets, with strong regional positions – especially in Florida and Arizona. Rinker Materials has a proven record of growth via successful acquisitions and by continually improving the base business.

Rinker's Australian subsidiary, Readymix Holdings Pty Limited (Readymix), is one of the top three Australian heavy building materials groups, with operations in every state and major city.



Contents

Rinker group companies employ around 13,000 people. The group was established following the demerger of the heavy building materials businesses of CSR Limited in March 2003. Rinker is listed on the Australian Stock Exchange and on the New York Stock Exchange. Sales revenue is over US$4.3 billion (A$5.8 billion) and market capitalisation is around US$8 billion (A$11 billion).



growth

Our mission is to be the most respected global heavy building materials group, delivering shareholder value through continuous improvement of the base business and value adding growth. We will:

- Place safety above all else in pursuit of our objectives.
- Aim to be number one or number two in every market we serve.
- Maximise the profitability of our existing assets.
- Grow organically and through value-adding acquisitions.
- Strive to be the lowest cost operator in our markets.
- Set challenging stretch targets, reward success and hold people accountable for unacceptable performance.
- Eliminate unnecessary bureaucratic processes.
- Benchmark and improve our performance to deliver growth in revenue, EBITDA (earnings before interest, tax, depreciation and amortisation), shareholder value added, and total shareholder returns in the top quartile of our industry peers.

We will conduct business in a highly ethical manner, protecting the environment and respecting our community. We will provide value to our customers, and safe and rewarding careers for our people.

Strong, consistent growth

Performance highlights Millions of dollars unless stated Year end 31 March	**US$ 2005**	US$ 2004	**A$ 2005**	A$ 2004
Operating results				
Trading revenue	**4,312**	3,706	**5,843**	5,339
Earnings before interest and tax (EBIT)	**706.7**	492.7	**957.1**	713.3
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**957.2**	726.9	**1,296.2**	1,050.2
Net profit attributable to members	**432.6**	295.6	**585.2**	426.8
Shares				
Earnings per share (EPS) [cents]	**45.9**	31.3	**62.1**	45.2
EPS prior to goodwill amortisation [cents]	**51.2**	36.7	**69.3**	52.9
Dividends [cents]			**21**	14
EBIT/trading revenue [%]	**16.4**	13.3	**16.4**	13.4
EBITDA/trading revenue [%]	**22.2**	19.6	**22.2**	19.7
Cash flows				
Net cash from operating activities	**659.4**	660.6	**896.5**	947.0
Purchases of property, plant and equipment	**281.1**	224.4	**380.1**	340.2
Financial position				
Gearing				
Net debt to equity [%]	**10.7**	26.4	**10.7**	26.4
Net debt to net debt plus equity [%]	**9.7**	20.9	**9.7**	20.9
EBIT interest cover [times]	**26.7**	11.5	**26.4**	11.4
Key measures				
Return on funds employed [%]	**24.3**	17.1	**25.4**	18.7
Employees [number]	**13,279**	13,772	**13,279**	13,772
Safety: total recordable injury frequency rate (TRFR)	**3.4**	3.3	**3.4**	3.3

For reconciliation of non-GAAP financial measures to GAAP measures, please see pages 62-65.

Earnings per share (EPS) up 47% in US$ and 37% in A$ in '05



Cents
CAGR 30%
70
60
50
40
30
20
10
0
01 01 02 02 03 03 04 04 05 05
Year end 31 March
US$ A$

Net profit up 46% in US$ and 37% in A$ in '05



$m
CAGR 30%
600
300
0
01 01 02 02 03 03 04 04 05 05
Year end 31 March
US$ A$

Earnings before interest and tax (EBIT) up 43% in US$ and 34% in A$ in '05



$m
CAGR 23%
1000
500
0
01 01 02 02 03 03 04 04 05 05
Year end 31 March
US$ A$

CAGR = compound annual growth rate

Investment in Rinker shares (US$) vs global building and construction materials indices


US$
3,500
3,000
2,500
2,000
1,500
1,000
US$2,801
US$1,985
US$1,940
US$1,880
31 Mar 03
30 Sept 03
31 Dec 03
30 Sept 04
31 Mar 05

- Rinker US$ share price
- S&P 500 Construction Materials index
- MSCI World Construction Materials USD index
- BE500 Building Materials (Europe) USD index

Since demerger, Rinker's share price in US dollars has outperformed the major construction materials indices around the world. US$1,000 invested in Rinker shares on 31 March 2003 was worth US$2,801 on 31 March 2005. The values of initial US$1,000 investments in various international indices are shown.

Source: Bloomberg

Investment in Rinker shares (US$) vs global peers


US$
3,500
3,000
2,500
2,000
1,500
1,000
US$2,801
US$2,606
US$2,025
US$1,880
US$1,695
31 Mar 03
30 Sep 03
31 Mar 04
30 Sept 04
31 Mar 05

- Rinker US$
- Vulcan Materials
- Florida Rock
- Martin Marietta
- Boral US$

US$1,000 invested in Rinker shares on 31 March 2003 was worth $2,801 (excluding dividends) on 31 March 2005. The values of initial $1,000 investments in various peers are shown.

Source: Bloomberg

Operational improvement saved costs of US$49 million



Year end 31 March 2005

- Rinker Materials
- Readymix

Australian construction activity


A$bn
Starts '000
100
50
0
200
100
0
00
01
02
03
04
05

Year end 31 March

- Residential
- Non-residential
- Non-building
- Housing starts

Source: BIS. Constant 2002/03$

US construction activity


US$bn
Starts '000
600
300
0
2,400
1,200
0
00
01
02
03
04
05

Year end 31 March

- Residential
- Non-residential
- Non-building
- Housing starts

Source: Dodge. Put-in-place. Constant 2002/03$

Return on funds employed (ROFE) is 24.3% in US$ and 25.4% in A$ in '05


%
25
20
15
10
5
0
01
01
02
02
03
03
04
04
05
05

Year end 31 March

US$ A$

Earnings before interest, tax, depreciation and amortisation (EBITDA) per employee


US$000
70
35
0
01
02
03
04
05

Year end 31 March

EBITDA/sales margin (US$) is 22.2% in '05


%
25
20
15
10
01
02
03
04
05

Year end 31 March

Chairman's review



John Morschel Chairman

Rinker return on equity (ROE) pre amortisation of goodwill vs global peers



Rinker (A$) 19.3%
Florida Rock 19.0%
Rinker (US$) 18.5%
Cemex 18.1%
Boral 17.4%
CRH 17.3%
Vulcan 16.4%
Holcim 15.3%
Lafarge Nth America 12.3%
Lafarge SA 12.0%
Martin Marietta 11.7%
Hanson 11.3%

Source: Bloomberg, company accounts and Rinker research. Excludes amortisation of goodwill. Based on 12 months to Dec 04, except Boral (Jun 04), Florida Rock (Sept 04), and Rinker (Mar 05).

Investment in Rinker shares (A$) vs Australian indices



A$
2,400
2,200
2,000
1,800
1,400
1,200
1,000
A$2,191
A$1,725
A$1,425
Mar 03
May 03
Jul 03
Sep 03
Nov 03
Jan 04
Mar 04
May 04
Jul 04
Sep 04
Nov 04
Jan 05
Mar 05

■ RIN share price
■ S&P/ASX200 index
□ S&P/ASX200 Materials index

Since demerger, Rinker's share price has outperformed Australian equity indices. A$1,000 invested in Rinker shares on 31 March 2003 was worth A$2,191 on 31 March 2005. The values of initial A$1,000 investments in various Australian indices are shown.

On 31 March 2005, Rinker celebrated its second anniversary as a separately listed company. We are delighted to report another strong result for the year, with net profit after tax increasing 46 per cent to US$433 million (up 37 per cent in A$ to $585 million).

Earnings per share rose 47 per cent to 45.9 US cents (up 37 per cent to 62.1 Australian cents). Return on shareholders' funds also improved sharply, to 16.6 per cent from 13 per cent a year earlier in US$ (17.3 per cent, up from 14.2 per cent, in A$).

The total return to shareholders (TSR) during the year was 57 per cent in US currency and 56 per cent in Australian currency. TSR is the growth in the price of Rinker ordinary shares over 12 months plus dividends re-invested. This performance ranked Rinker third among the Top 50 Australian listed companies for the year ended 31 March 2005 – after ranking ninth in the previous year. If we were included in the US S&P 500, Rinker would have ranked 23rd, from 90th the previous year (Source: Bloomberg).

Dividends

The board increased dividends substantially this year. Following payment in early July of the final dividend – 14 cents Australian (up 75 per cent)) – the total dividend paid for the year will be 21 cents Australian per ordinary share. This is up 50 per cent on the previous year. The final dividend is 60 per cent franked; the interim dividend was 100 per cent franked.

The combination of Rinker's net debt being down substantially – from US$949 million at demerger to US$280 million as at 31 March this year – and the significant increase in profitability has allowed us to lift our dividend payout ratio to 34 per cent. Our dividend policy is now targeting a ratio around 35 per cent, rather than the 20 to 30 per cent range we indicated at demerger. This is above the average of our US peer group, and above the average of the US S&P 500. We believe this level is still appropriate for a growth company.

While we aim to maximise franking to benefit our Australian shareholders, we recognise that the group's increasing US earnings means that the franking level will decline over time.

In April this year, we altered the conversion ratio for our American Depositary Receipts (ADRs) listed on the New York Stock Exchange (NYSE), to make them more affordable,and to keep them at a similar price to our US peers. The Rinker ADR price had risen from US$44.35 at listing in October 2003 to US$83.79 at our 31 March year end.

Instead of each ADR representing 10 Rinker ordinary shares, we reduced the ratio to five ordinary shares – effectively halving the ADR price on the NYSE at that point. For existing ADR holders, the number of ADRs they held doubled, but the total value was unchanged. The final dividend on the ADRs is 70 cents Australian (A$1.05 for the full year).

Capital management

With our strong cash flows and balance sheet – gearing or leverage (net debt/net debt plus equity) is at a historic low of 9.7 per cent – Rinker has ample flexibility to fund both growth and other capital management options.

We continued to invest in organic development and small acquisitions which bolt-on to our existing operations – predominantly in the faster growing regions of the US. These generally deliver higher returns than larger acquisitions.

While we have a successful track record of value-adding acquisitions, larger transactions that make sense for shareholders have been scarce over the past two years. We are confident that, over time, value-adding opportunities will eventuate and we continue to evaluate numerous potential projects against our stringent strategic and financial criteria.

Last year, we announced an on-market buyback that was due to conclude on 27 May this year. We have just announced that this will be followed by a new on-market buyback, of up to 10 per cent of our share register, over the next 12 months. As at 12 May, we had bought back 8.3 million shares at an average price of A$9.58 – a total of A$79.2 million.

Execution of a buyback is an investment decision. It depends on factors including stockmarket conditions; available, alternative uses for our cash; and corporate governance. At times, our pipeline of potential growth opportunities under detailed investigation, contains targets that are sufficiently large that we believe it is inappropriate to purchase our own shares.

Chief executive's review

Corporate governance

As a new company, we have invested a great deal of effort developing board charters and company policies on corporate governance and other important issues. These are on our internet site www.rinkergroup.com, and in our annual reports. We want people to know what we are doing, how we operate and what to expect from us.

The charters and policies have served us well during the year. We have received many supportive comments. However, we recognise that the critical factor in ensuring appropriate governance throughout our company is an uncompromising culture of integrity and transparency.

The board has worked well together during the year, and I would like to thank my fellow directors for their contributions and commitment. I believe they are a stable, talented and effective team.

The second formal board review has just been completed by an independent third party. No issues of concern were identified and the report proved very satisfactory in all key areas.

Outlook

Last year was an exceptional year for Rinker. The current year is shaping up to be even better. Strong demand in our key markets, improved volumes and pricing, and operational cost savings should deliver increased earnings.

Barring unforeseen circumstances, we forecast 20 to 25 per cent growth in trading earnings before interest and tax (EBIT) for Rinker Materials in the US, and steady earnings for Readymix in Australia.

I would like to thank David Clarke and all of our Rinker people for their ongoing dedication and effort. Rinker's performance is testimony to their skills and hard work. Thanks also to our 34,000 customers who give us the chance every day to deliver for them.

Thank you too for your ongoing support.

John Morschel Chairman

This has been a year of substantial progress for Rinker, and another year of strong, consistent growth.

On a 16 per cent increase in trading revenue (sales), we generated a 46 per cent increase in net profit after tax in US$ (9 per cent and 37 per cent respectively in A$). Earnings per share, have now grown at a compound rate of 30 per cent per annum on average over the past five years[1].

The result was due to four key factors:

- The performance of the base business, particularly in Rinker Materials' Florida operations, was very satisfactory.
- We continued to expand, with the completion of five new plants, and seven small bolt-on acquisitions.
- The concrete pipe and products business (concrete pipe) improved sharply.
- We divested two smaller operations that were either under performing or not part of our core businesses.

Cost increases were substantial. For example, ocean freight incurred on our cement imports into Florida, rose 51 per cent over the 12 months. The cost of steel, used as reinforcing in concrete pipes, rose 48 per cent during the year. Diesel and coal costs also rose.

The increases were partially offset by US$49 million in operational improvement (OIP) cost savings. OIP projects ranged from improving truck utilisation to reducing concrete production costs.

Prices and volumes were up across most products in the US and Australia. Coupled with OIP savings, we more than offset cost increases and profit margins rose in all US segments and Readymix in Australia.

Earnings before interest, tax, depreciation and amortisation (EBITDA) rose 32 per cent, while Rinker's EBITDA/sales margin rose 2.6 percentage points to 22.2 per cent. The EBIT/sales margin rose from 13.3 to 16.4 per cent in $US.

Return on funds employed (ROFE) is a key measure of our performance. It demonstrates how hard we are working each dollar of our invested capital. Rinker's ROFE improved sharply from 17.1 per cent in the previous year to 24.3 per cent in US$ – a very satisfactory result.

Within Rinker Materials, ROFE grew from 17.9 to 26.7 per cent. Readymix ROFE was 19.9 per cent, up from 17.1 per cent in the previous year. The charts on page nine indicate how ROFE has moved up over the past five years.

1 *Includes pro forma results prior to the 2003 demerger from CSR Limited*



David Clarke Chief Executive

Rinker Materials' sales 13% compound annual growth over eight years


US$m
3,500
2,800
2,100
1,400
700
0
98
99
00
01
02
03
04
05

Year end 31 March

Rinker Materials' EBITDA 21% compound annual growth over eight years


US$m
800
400
0
98
99
00
01
02
03
04
05

Year end 31 March

Cash flow is one of Rinker's key strengths. Net operating cash flow was steady at US$659 million. Free cash flow was again strong, but down six per cent to US$417 million, as increased profit was more than offset by volume-driven increases in working capital and the absence of tax refunds and other one-time benefits which occurred in the prior year.

The performance of our base business, particularly Rinker Materials' operations in Florida, was a major factor in the results. Demand was extremely strong as construction activity grew to record levels and our people worked tirelessly to meet our customers' needs.

Across the US, volumes were higher in our concrete, concrete block, aggregate and concrete pipe businesses. Driven by significant cost increases, prices were up in almost every region of every business, with double-digit increases in cement, concrete and block. Aggregate prices also rose strongly.

In Australia, prices were higher in cement, aggregate and concrete. Volumes rose in aggregate, concrete and concrete pipe.

We invested US$121 million during the year in development capital, including expanding our operations with the completion of three new concrete plants, two new block plants or production lines, and further investment in new quarry developments. We also made a series of small acquisitions.

Strong population growth and housing construction activity – particularly in Florida, Arizona and Nevada – prompted further expansion of our operations into newly-developing areas. These investments are low risk and high return. Adjacent to existing operations, they enable us to service our existing customers as they themselves expand.

Our investment in new quarries helps us to replace the aggregates used each year with new reserves. During the year we invested in reserves to ultimately supply the Sydney, Australia market and to expand various quarry operations in the US.

We sharply improved the US concrete pipe business, which lifted EBIT 54 per cent despite huge increases in steel and cement raw material costs. The concrete pipe team worked extremely hard to produce significant cost savings and productivity gains to more than offset the increases.

Coupled with volume gains, and some price rises, the business delivered a ROFE of 23.3 per cent, up from 15.2 per cent the previous year.

We also divested two smaller US operations that were either underperforming or not part of our core businesses. The prestress business was heavily exposed to the weak non-residential sector in the US, and was unprofitable. We sold it in December for total proceeds of around US$45 million, including working capital. The sale resulted in a pre-tax book loss of about US$15 million.

In February we divested the polypipe business – plastic pipe and liner manufacturing operations. Proceeds were around US$67 million with a gain of around US$8 million on book value.

Strategy

Rinker's mission is to be the most respected global heavy building materials group, delivering shareholder value through continuous improvement of the base business and value-adding growth.

Our key strengths are our market positions and our people.

Rinker's strategic focus is "smart growth" – value-adding growth via acquisitions and by improving and developing the base business.

We have focused heavily on developing the base business over the past few years. Following the successful integration of our largest acquisition in September 2002, Rinker Materials has continued to record strong growth. Apart from several minor acquisitions, the growth is from existing operations.

Acquisitions, particularly larger ones, have been slow across the industry over the past two years but we continue to investigate a significant pipeline of potential acquisitions at any one time. We look firstly for strong aggregates positions, but we are happy to integrate either into downstream concrete operations, or upstream into cement.

We prefer assets in high population growth regions but market structure is potentially more important. Around 90 per cent of our sales revenue comes from markets where we hold either the number one or number two position. Ultimately, all acquisitions are assessed on their ability to deliver returns ahead of their cost of capital.

A key part of our strategy is to implement our high performance organisation across the business. Our people are encouraged to run operations like their own small businesses, coupled with full transparency of financial data and some centralised controls, such as reserves, and repair and maintenance schedules. People strive for difficult stretch goals, with rewards based on continuous improvement and the delivery of shareholder value. As always, our ethics and values are not negotiable.

Much progress was made during the year in implementing the high performance organisation into our Rinker West Material operations, particularly in Arizona, Oregon and northern California.

Strong, consistent growth

We have worked hard to demonstrate strong, consistent growth over many years. Although Rinker is a newly listed company, the underlying businesses have been operating for much longer and we have a history of operating results, including pro forma data.

Over the past five years, Rinker's compound average growth in sales has been 15 per cent, and in EBIT, 23 per cent in US$ (see page four).

In the US, Rinker Materials has delivered compound average sales growth of 13 per cent over the past eight years, while EBIT growth has averaged 25 per cent per annum and EBITDA growth has averaged 21 per cent. Profit margins have also trended up consistently.

These results enable us to again achieve our objective of top quartile growth relative to our international heavy building materials peers.

Safety is a priority

The safety of our employees is a major focus. We have set ourselves a target of eliminating all injuries and occupational illnesses from our operations under the banner Zero4Life. Although our performance benchmarks well in the industry, our safety statistics plateaued this year. We must and can, do better.

During the year, the US Department of Labor awarded the Davenport sand mine in Florida the prestigious Sentinels of Safety award, as the safest operation of its type across the entire US mining industry. Another of our Florida sand operations, 474 mine, achieved international recognition for the second time, by winning the Wildlife Habitat Council's Corporate Lands for Learning of the year award. Many other operations in Australia and the US won industry awards for safety and environmental performance.

Our people were generous in their personal donations to tsunami relief and to victims of the multiple hurricanes in Florida during the year. The Rinker Companies Foundation also contributed.

Our priorities for this year

- Continue to grow, mainly in the US, both through organic investment and acquisitions.
- Continue the rate of performance improvement relative to competitors.
- Further operational improvement to reduce the impact of higher raw material, energy and freight costs.
- Improve our safety, occupational health and environmental performance.

Outlook for the current year

Construction activity in our major US markets is expected to be little changed from the very strong year we have just concluded. Volumes are forecast to be steady or marginally higher in Florida, Arizona and Nevada, with slight improvement elsewhere across the US, largely as non-residential construction begins to pick up. As a result, we expect around 20 to 25 per cent growth in trading EBIT for Rinker Materials in US$.

In Australia, we are also trading at very strong levels. Housing is still slowing, but we expect this will be largely offset by strong commercial and infrastructure activity. Readymix profit is forecast to be steady in A$.

We look forward to continuing to deliver further value for our customers and our shareholders.

David Clarke Chief Executive

Rinker Materials' ROFE over five years


%
30 -
15 -
0 -
01
02
03
04
05

Year end 31 March

Rinker vs global peers sales compound annual growth over five years


Rinker (US$) 15%
Aggregate Industries 10%
Florida Rock 9%
CRH 9%
Cemex 9%
Lafarge Nth America 8%
Texas Industries 6%
Lafarge Group 4%
Vulcan (Constn Mats) 4%
Hanson 4%
Martin Marietta 4%
Holcim -1%

Source: Bloomberg; Rinker
Compound annual growth rate over five years to Dec 04, except Rinker (Mar 05), Texas Industries (May 04), and Florida Rock (Sept 04). Rinker data based on proforma accounts prior to year end March 2004

Rinker vs global peers EBITDA compound annual growth over five years


Rinker (US$) 19%
Florida Rock 14%
CRH 7%
Aggregate Industries 5%
Lafarge Nth America 5%
Cemex 3%
Lafarge Group 2%
Vulcan 2%
Martin Marietta 1%
Holcim 1%
Hanson 0%
Texas Industries -5%

Compound annual growth rate over five years to Dec 04,except Rinker (Mar 05), Florida Rock (Sep 04), and Texas Industries (May 04).
Source: Bloomberg; Rinker. Rinker data based on pro-forma accounts prior to year end March 2004

Summary of operations

Rinker Materials

Performance summary

- Trading revenue US$3,321 million, up 16 per cent on the previous period.
- Earnings before interest, tax, depreciation and amortisation (EBITDA) US$780 million, up 32 per cent.
- Earnings before interest and tax (EBIT) US$578 million, up 48 per cent.
- Profit margin (EBITDA/sales) 23.5 per cent, up from 20.6 per cent.

Features

- The Florida operations were particularly strong with construction activity increasing in all sectors (housing, non-residential/commercial and infrastructure).
- US$ return on funds employed (ROFE) was up strongly to 26.7 per cent from 17.9 per cent the previous year, with increases in all business segments.
- Profit margins (EBITDA/sales and EBIT /sales) also increased in all business segments.
- Input costs – such as steel, ocean freight, diesel fuel, coal and energy – increased significantly but were offset by operational improvement cost savings and higher prices.
- Significant increase in profitability of the concrete pipe business, due mainly to operational improvement and higher volumes.

Progress against priorities

- **Continue to grow through value-adding organic investments and acquisitions:** Invested US$90 million on acquisitions and expanding the base business, including opening or expanding two concrete and two block plants in Florida. Five bolt-on acquisitions: two in Florida; one each in Nevada, Tennessee and Oregon.
- **Enhance our quarry reserves to supply the Florida market:** Progress made to develop further reserves both domestically and offshore.
- **Improve the performance of the concrete pipe business:** EBIT grew 54 per cent over the year.
- **Further develop price leadership skills:** A series of training programs were implemented for managers, which included assessment and development tools in critical managerial areas, such as marketing.
- **Work towards divestment of non-core businesses:** prestress and polypipe businesses divested.
- **Increase productivity and reduce unit costs through operational improvement:** US$39 million in operational improvement cost savings.
- **Continue to develop line management skills to provide for management succession:** Key general managers underwent Rinker's in-house senior management development program.
- **Continued focus on our Zero4Life plan for safety, health and the environment:** Developed an in-house training program (Legacy) to teach leadership skills in these areas to all management and supervisory staff.

Key objectives this year

- Continue to grow through value-adding investments in the existing business and acquisitions.
- Continue to develop further quarry reserves in key locations, including Florida.
- Increase productivity and reduce unit costs through operational improvement.
- Further develop line management skills to provide for ongoing expansion and management succession.
- Continue focus on our Zero4Life plan for safety, health and the environment.

Operating plants	Total	Rinker Materials	Readymix Australia	Readymix China	Production / year *US measurement*	Production / year *AUS measurement*
Wholly owned plants						
Premix concrete	**399**	157	238	4	24.6 million cubic yards	18.6 million cubic metres
Quarries and sand mines	**177**	90	87		124.4 million tons	112.9 million tonnes
Asphalt and road surfacing	**20**	20			4.1 million tons	3.7 million tonnes
Concrete pipe and products	**66**	47	19		4.0 million tons	3.6 million tonnes
Concrete blocks	**24**	24			180.0 million units	180.0 million units
Cement mills and terminals	**4**	4			3.9 million tons[2]	3.6 million tonnes
Other[1]	**46**	46				
Jointly owned plants						
Asphalt and road surfacing	**29**		29		1.9 million tons[3]	1.7 million tonnes
Cement mills and terminals	**11**		11		7.4 million tons[3]	6.7 million tonnes
Steel fabrication	**1**	1				
Total	**777**	**389**	**384**	**4**		

1 *Includes gypsum and aggregate distribution centres, landfills and soil remediation*
2 *Includes cement imports*
3 *Includes total joint venture production*



Readymix

Performance summary

- *Trading revenue* A$1,341 million, up 12 per cent on the previous period.
- EBITDA A$256 million, up 22 per cent.
- EBIT A$191 million, up 21 per cent.
- Profit margin (EBITDA/sales) 19 per cent, up from 17 per cent.

Features

- Construction activity in Australia continued at strong levels overall, despite a slowdown in the housing sector.
- We spent A$42 million on acquisitions and expanding the base business. This included two small acquisitions during the year and the construction of one new concrete plant.
- Return on funds employed (ROFE) was up strongly to 19.9 per cent from 17.1 per cent.
- A significant improvement in the performance of two joint ventures – Australia's largest cement manufacturer Cement Australia (CA) and Emoleum asphalt.

Progress against priorities

- ***Continue price recovery** in all products,* **to ensure all operations are earning above their cost of capital:** Prices increased ahead of inflation in most products. Almost all operations earning cost of capital.
- **Further recover market share loss helped by Customer FIRST! initiatives:** Customer FIRST! program rolled out across the business. The primary focus is becoming the supplier of choice for our customers.
- **Increase productivity and reduce unit costs through operational improvement:** A$13 million in operational improvement savings.
- **Improve financial performance of our asphalt business to acceptable levels:** Very substantial recovery in the Emoleum joint venture's profit contribution.
- **Improve financial and operational performance of Cement Australia to deliver identified synergy benefits:** Cement Australia EBIT contribution up nine per cent.
- **Continue to grow though small bolt-ons and expansion of the base business:** Two small bolt-ons purchased, in New South Wales and Queensland.
- **Improve safety and environmental performance:** Total recordable injury frequency rate improved by 15 per cent.

Key objectives this year

- Maintain price recovery, to ensure all operations are earning above their cost of capital through the cycle.
- Further increase productivity and reduce unit costs through operational improvement.
- Enhance people development and training programs.
- Further development of Customer FIRST! initiatives so customers consider Readymix to be the supplier with whom they most want to do business.
- Enhance aggregates reserves position in key locations including Sydney.
- Further improve financial and operational performance of Cement Australia.
- Continue to grow through small bolt-ons and expansion of the base business.
- Improve safety and environmental performance.

Funds employed



As at 31 March 2005

Rinker Materials US$2.2b (A$2.8b)

Readymix US$0.7b (A$1.0b)

Trading revenue by country (US$)



Year end 31 March 2005

USA 77% Australia 22% China 1%

Earnings before interest, tax, depreciation and amortisation (EBITDA) by business and segments


US$m
1,000
800
600
400
200
0
01
02
03
04
05

Year end 31 March

Aggregates · Concrete, block and asphalt · Other · Cement · Concrete pipe and products · Readymix


Rinker
Rinker
MATERIALS™



Rinker Materials' Cocoa concrete plant in Florida is part of a network of operations strategically located to service our customers in high growth areas across the US.

Rinker Materials

REVIEW OF OPERATIONS

The strong performance of the US subsidiary Rinker Materials again demonstrated the value of our market positions in fast-growing regions of the US.

Earnings before interest and tax (EBIT) were US$578 million, up 48 per cent on the previous year. Trading revenue was US$3,321 million, up 16 per cent, while earnings before interest, tax, depreciation and amortisation (EBITDA) rose 32 per cent to US$780 million.

Profit margins rose, with EBIT/sales at 17.4 per cent up from 13.7 per cent and EBITDA/sales at 23.5 per cent, up from 20.6 per cent. Return on funds employed (ROFE) was a very satisfactory 26.7 per cent, up from 17.9 per cent the previous year. ROFE and profit margins increased in all business segments.

Although costs rose substantially, operational improvement cost savings and productivity gains, together with higher prices, more than offset the increases.

The operations in Florida – which produce 40 per cent of Rinker group revenue – were particularly strong, with construction activity increasing in all sectors (housing, non-residential/commercial and infrastructure). Forecaster Dodge estimates that total Florida construction activity rose 10 per cent during the year, compared to 3.8 per cent for the US. Construction activity in Florida has now grown an average of 8.1 per cent a year in real terms for each of the past 10 years.

Rinker Materials has the leading market position in Florida, together with Arizona and Nevada – each of which has demonstrated decade-long growth in construction activity almost as strong as that of Florida.

Construction activity correlates directly to population growth. Data released by the US Census Bureau in April showed that Maricopa County (Phoenix) in Arizona added more people than any other county in the US during 2003-4, up 112,233 or 3.3 per cent. Both Clark County (Las Vegas) in Nevada (up 4.8 per cent) and Palm Beach county in Florida (up 2.5 per cent) were in the top 10. The Bureau forecast that Florida's population would grow by 11 million over the next 25 years, becoming the third largest US state.

Highlights

An important part of Rinker's strategy is to be a low cost operator. Operational improvement programs (OIP) are aimed at offsetting inflation costs each year. Rinker Materials achieved US$39 million in OIP savings during the year, with major productivity gains in the concrete pipe business, and in cement – particularly the Miami mill.

Input costs – such as steel, ocean freight, diesel fuel, coal and energy – increased significantly but were offset by OIP savings and higher prices. Steel was up 48 per cent during the year, diesel was up 33 per cent and ocean freight up over 50 per cent.

Rinker Materials' end markets % sales



Year end 31 March 2005

- Housing 53%
- Civil 19%
- Commercial 28%

Rate of recordable injuries for Rinker Materials


5
4
3
2
1
0
02
03
04
05

Total Recordable Injuries Frequency Rate (TRFR) = Number of injuries (including fatalities, lost time, restricted duty and medical treatment injuries) per 200,000 work hours.

Year ended 31 March



"To give employees their targets and then give them a lot of rope to go out and hit those targets is very powerful. The employees really step up to it. We are a customer service business. To get that right you need to have your employee situation right."

Rocky Jenkins, coastal region manager,
Florida materials division

Volumes and prices were higher in almost all products, except asphalt where volumes were lower but prices rose.

Two small, non-core businesses were divested during the year. The prestress concrete manufacturing business, with seven manufacturing plants across the US, was sold to Coreslab Structures in December 2004. The plastic pipe and liner operations (polypipe), with six plants, were sold to the Halifax Group in February. The combined net impact of the sales was an after tax loss of US$5 million.

Growth

Rinker Materials continued growing through acquisitions and expansion of the base business, with investment in new plants and quarries. A total of US$90 million was invested, including opening or expanding two concrete and two block plants in Florida and five bolt-on acquisitions – two in Florida and one each in Nevada, Tennessee and Oregon. The acquisitions were small concrete or concrete and quarry operations.

Investing in new plants is a low risk, high return strategy to continue servicing our customers as they expand into new regions of high population growth.

Outlook

US construction activity is expected to continue at high levels, during the current year, with volumes growing slightly. Cost pressures are expected to continue, particularly fuel, energy, power and freight. The businesses will be working to offset those increases with higher prices and productivity savings.

Overall, expectations are for further steady profit growth for Rinker Materials.

Rinker Materials

Millions of dollars unless stated Year ended 31 March	US$ 2005	US$ 2004	US$ 2003	US$ 2002	US$ 2001[1]	A$ 2005	A$ 2004	A$ 2003	A$ 2002	A$ 2001[1]
Trading revenue										
Aggregates	**907**	803	626	489	405	**1,230**	1,158	1,109	957	737
Cement	**421**	377	327	312	287	**569**	543	579	610	524
Concrete, block, asphalt	**1,637**	1,365	1,010	771	705	**2,216**	1,969	1,783	1,507	1,280
Concrete pipe and products	**472**	421	437	484	411	**642**	612	777	947	748
Other	**461**	411	397	402	474	**625**	592	704	787	859
Intercompany eliminations	**(577)**	(509)	(414)	(354)	(307)	**(780)**	(734)	(734)	(693)	(558)
Rinker Materials	**3,321**	2,868	2,383	2,104	1,974	**4,502**	4,139	4,218	4,116	3,590
EBITDA										
Aggregates	**246.3**	207.7	163.3	138.0	111.0	**334.1**	300.8	290.0	270.2	203.4
Cement	**130.7**	116.9	107.5	96.8	87.5	**176.4**	168.4	190.1	189.3	160.5
Concrete, block, asphalt	**258.1**	170.5	128.2	91.4	76.9	**347.7**	244.7	226.0	178.9	139.5
Concrete pipe and products	**112.3**	85.1	92.5	108.4	93.3	**153.1**	124.7	164.9	212.4	169.5
Other	**33.1**	10.4	22.4	24.5	49.7	**44.7**	15.6	39.3	47.3	89.2
Rinker Materials	**780.5**	590.6	513.9	459.1	418.3	**1,056.0**	854.2	910.3	898.1	762.1
EBIT										
Aggregate	**172.1**	138.2	104.0	89.5	69.7	**233.7**	200.9	185.4	175.0	127.5
Cement	**109.0**	95.5	86.8	76.7	70.9	**147.1**	137.6	153.5	150.1	129.6
Concrete, block, asphalt	**197.2**	116.4	85.8	63.3	51.2	**265.3**	166.9	151.3	123.7	92.7
Concrete pipe and products	**81.5**	53.1	60.1	78.4	68.3	**111.3**	78.6	107.6	153.8	124.1
Other	**18.3**	(11.4)	(3.1)	(1.8)	23.6	**24.5**	(16.0)	(5.8)	(4.1)	41.6
Rinker Materials	**578.1**	391.8	333.6	306.1	283.6	**781.9**	568.0	592.0	598.5	515.5
Net profit before finance	**354.5**	247.0	200.9	186.7	173.2	**479.0**	357.7	356.6	365.0	315.1
Funds employed at 31 March	**2,162**	2,186	2,298	1,897	1,897	**2,803**	2,895	3,827	3,592	3,865
Profit margin (EBIT/sales) [%]	**17.4**	13.7	14.0	14.5	14.4	**17.4**	13.7	14.0	14.5	14.4
Capital investment	**237.6**	149.8	650.9	220.1	890.3	**321.5**	212.7	1,187.0	433.2	1,537.2
Number of people employed	**10,186**	10,695	10,700	8,667	8,591	**10,186**	10,695	10,700	8,667	8,591
Number of operating plants	**345**	351	362	256	250	**345**	351	362	256	250
Reserves proved and probable (millions)	**2005 TONS**					**2005 TONNES**				
Limestone/hard rock/sand and gravel	**2,737**					**2,468**				

1 *Before significant items during the year ended 31 March 2001*



"When you take a high performance culture, and encompass it with good people, the results are unlimited. In central Florida, this has created a sense of ownership and accountability that has driven us to surpass goals well beyond our expectations."

Tony DiPietro, central region manager, Florida materials division

Rinker Materials' cement

Tight supply conditions and strong market demand combined to push cement prices significantly higher during the year, but heavy increases in costs limited margin gains.

Earnings before interest and tax (EBIT) rose 14 per cent, to US$109 million, on a 12 per cent increase in trading revenue, to US$421 million.

The EBIT/sales profit margin was 25.9 per cent, up from 25.3 per cent in the previous year. Return on funds employed (ROFE) was a very satisfactory 32.3 per cent, up from 27.0 per cent.

Highlights

Cement supply remained tight across the US during the year as strong construction activity lifted demand, while various factors simultaneously restricted supply.

During the 2004 calendar year, US Portland cement consumption rose seven per cent to 126 million tons (115 million tonnes). Imports of cement and clinker totalled 30 million tons (27 million tonnes), up nearly 18 per cent on the prior year.

Rinker Materials' cement business is in Florida, where its two cement mills and two cement terminals are located. Cement usage in Florida – the third largest US state for cement consumption – rose 13 per cent during calendar 2004, well ahead of the US average.

Cement supply was impacted by the shortage and high cost of shipping available for imports, and production problems among domestic manufacturers.

The consequent cement shortage in Florida meant cement was "on allocation" or rationed, in the first half of the year, leading to delays for some construction projects. Fortunately we were able to maintain our cement supplies at almost the same levels as the prior year, ensuring that almost all of our customers' needs were satisfied.

The people at our Brooksville and Miami mills worked hard to maximise output. Production volumes at Miami reached record highs of over 1.1 million tons (1 million tonnes), while production costs fell almost five per cent. The Brooksville mill continued to operate efficiently, producing 0.8 million tons (0.7 million tonnes).

Around 1.9 million tons (1.7 million tonnes) was imported. Ocean freight costs however rose more than 50 per cent over the 12 months. Coal costs also rose substantially.

As a result, cement prices rose US nine dollars a ton during the year.

Strategy

- Continue to implement our safety, health and environment management system with the goal of achieving the Zero4Life target of no injuries.
- Ensure enough product is manufactured or imported to meet our customers' needs.
- Expand cement and clinker production at both our existing Miami and Brooksville plants.
- Complete approvals process for new one million ton (0.9 million tonne) cement plant at Brooksville.
- Continue to offset increasing costs with operational improvement savings – particularly at the Miami plant – and higher prices.

Rinker Materials' cement ROFE



%
40
30
20
10
0
02
03
04
05

Year end 31 March

Rinker Materials' cement EBITDA and EBITDA/sales margins



US$m
%
200
150
100
50
0
40
30
20
10
0
02
03
04
05

Year end 31 March

□ EBIT

□ Depreciation and amortisation

— EBITDA / sales margin



FEC quarry, Miami. Rinker Materials' aggregate operations are integrated with concrete and other downstream operations.



"We drive ourselves to be the best cost producer while maintaining a world class safety performance. We also drive ourselves to provide the highest quality products with top of the line service to all our customers. We accomplish this by working together as a team, sales operations and technical support working together as one."

Travis Wellman, regional operations manager, central Florida aggregate division

Rinker Materials' aggregates

Strong market conditions in Florida and Arizona helped lift earnings before interest and tax (EBIT) in the aggregates segment by 25 per cent, to US$172 million. Trading revenue grew 13 per cent to US$907 million.

The EBIT/sales profit margin was 19.0 per cent, up from 17.2 per cent in the prior year. Return on funds employed (ROFE) was 22.0 per cent, up from 17.4 per cent previously.

Highlights

Aggregate selling prices were up over eight per cent across Rinker Materials, offsetting heavy increases in fuel, electricity and materials costs – including tyres and steel. Volumes were up two per cent.

Heavy demand in Florida helped push production close to capacity limits, and several steps were taken to lift volumes. Production also slowed in two quarries due to the impact of four hurricanes – the first time in over 150 years that there have been so many during one season – but this was offset by higher output in other quarries.

Total Florida volumes rose three per cent. An additional dragline is currently being installed at the FEC quarry in Miami, aimed at lifting output when it begins production later this year. A new crushing facility at the SCL quarry in Miami will also boost output this year.

Arizona aggregate volumes benefited from several major contracts including the San Tan Freeway, an Arizona Department of Transportation project located south east of the Phoenix metropolitan area and Anthem, a large master-planned community located 20 miles (32 kilometres) north of Phoenix. Superstition, a small bolt-on acquisition made in the previous year also added to output.

In Nevada, aggregate volumes were down, largely due to the closure of the Buffalo Road quarry in late 2003, ahead of its disposal in April 2005 for a pre-tax gain of around US$30 million.

Economic conditions began improving during the year in Washington, Oregon and Tennessee, leading to higher volumes for our quarry products.

Significant boosts to state transportation funding have occurred in Washington, Nevada and Arizona since late last year, giving rise to expectations of ongoing strong activity levels in this segment.

In addition, agreement seems close on some further increase in spending levels under the next six year federal transportation spending package.

Strategy

- Continue to implement our safety, health and environment management system with the goal of achieving the Zero4Life target of no injuries.
- Adding additional capacity to ensure we can service strong customer demand.
- Improve our logistics ability to ensure we continue to supply our customers satisfactorily, particularly in Florida and Georgia, where the railroads have experienced some problems with their service.
- Continue working to offset increasing costs with operational improvements savings and higher prices.
- Enhance aggregates reserves both domestically and offshore, through acquisitions and greenfields expansion.

Rinker Materials' aggregates ROFE



%
30
20
10
0
02
03
04
05
Year end 31 March

Rinker Materials' aggregates EBITDA and EBITDA/sales margins



US$m
%
300
200
100
0
30
20
10
0
02
03
04
05
Year end 31 March
EBIT
Depreciation and amortisation
EBITDA / sales margin



Concrete blocks at the new Davenport plant in central Florida. Rinker Materials' block business is a market leader in Florida.



"We measure all operations to continually improve service to our customers, whilst seeking best practices to improve operational efficiencies and cost control. Employee ideas and participation are strongly encouraged at all levels. Every manager and frontline supervisor understands that the ultimate measure of success is shareholder value improvement."

Bo Salters, central region business manager, gypsum supply division

Rinker Materials' concrete, block and asphalt

Strong growth in construction activity in our major markets – led by housing and the beginning of a recovery in the non-residential/commercial sector – helped drive revenue and profit in the concrete, block and asphalt segment.

Earnings before interest and tax (EBIT) rose 69 per cent, to US$197 million. Sales grew 20 per cent to US$1,637 million.

The EBIT/sales profit margin was 12.1 per cent, up from 8.5 per cent previously. Return on funds employed (ROFE) was 29.0 per cent, up from 19.1 per cent.

Highlights

The concrete and block businesses in Florida, Arizona and Nevada benefited from strong residential activity in those markets.

In Florida, single family housing permits rose 19.0 per cent during calendar 2004. In Arizona the increase was 22.9 per cent, while Nevada permits rose 17.5 per cent. The corresponding national growth across the US was 8.9 per cent. Single family housing accounts for over 90 per cent of new home construction.

In Florida, hurricane activity during the year helped reinforce the attraction of concrete block as a home building material, particularly for second storey construction.

Acquisitions included seven concrete plants in the panhandle region of Florida, purchased from RMC plc in May 2004, and Loven Inc., which comprised six concrete plants in Tennessee and Virginia.

The move into the panhandle opens up a new geographic area of operation for Rinker Materials, in a region about to undergo significant growth.

To help serve our customers satisfactorily as they expand into fast growing regions, we developed four new greenfields plants or expansions in Florida.

These comprised new concrete batching facilities at Davenport and Fort Pierce, and new concrete block operations at Davenport and South Jacksonville.

Total concrete volumes were up six per cent while block volumes were 13 per cent higher. Both products recorded double digit price increases. Concrete volumes and prices rose in northern California and Oregon. Nevada volumes were down, due largely to the cement shortage in the first half, but prices rose. Nevada block prices and volumes rose.

Asphalt volumes fell in line with market contractions, although prices rose slightly. Rinker Materials' Everett operation, in Washington, improved for the first time in several years as the local economy began to recover.

Operational improvement projects included improved logistics by utilising GPS tracking on truck movements, productivity gains and maintenance programs in the block businesses. The SAP computer processing system was extended to Arizona, reducing costs and completing 100 per cent SAP coverage in Rinker Materials concrete plants.

Strategy

- Continue to implement our safety, health and environment management system with the goal of achieving the Zero4Life target of no injuries.
- Continue to expand in line with demographic growth and our customers' needs.
- Focus on operational improvements programs to improve productivity and help offset cost increases, particularly cement and fuel.
- Developing management depth through identification and training of high potential management trainees.

Rinker Materials' concrete, block and asphalt ROFE


%
40
30
20
10
0
02
03
04
05
Year end 31 March

Rinker Materials' concrete, block and asphalt EBITDA and EBITDA/sales margins


US$m
%
400
300
200
100
0
20
10
0
02
03
04
05
Year end 31 March
EBIT
Depreciation and amortisation
EBITDA / sales margin


Hydro Cond
Rink
MATERIALS

Rinker Materials' concrete pipe business, which markets under the Hydro Conduit brand, is one of the largest producers of reinforced concrete pipe in the US.



"Our high performance organisation drives our managers to use best practices to achieve top quartile performance. Overall, it was not volume, price or cost reduction but all three working in concert that allowed us to achieve results higher than market expectations."

Monica Manolas, vice president – human resources and operations performance, concrete pipe

Rinker Materials' concrete pipe

Improving economic conditions across much of the US, together with a concerted effort to reduce costs and lift productivity helped the concrete pipe segment deliver a 54 per cent increase in earnings before interest and tax (EBIT) to US$81 million. Trading revenue grew 12 per cent to US$472 million.

The EBIT/sales margin was 17.3 per cent, up from 12.6 per cent in the prior year. Return on funds employed (ROFE) was 23.3 per cent, up from 15.2 per cent.

Highlights

The concrete pipe business has 47 plants in 22 states, and markets its product into 31 states. As the most geographically-spread segment of Rinker Materials, it is more reflective of the general US economy and national construction activity levels.

In the year to 31 March 2005, concrete pipe volumes rose almost five per cent as state fiscal conditions improved and non-residential/commercial construction activity started to recover. Prices also rose.

Cost increases had a major impact. Steel – used as reinforcing in most of our concrete pipes – is the largest component of raw material costs. Last year, steel costs rose 48 per cent. Cement, aggregate and flyash – also used in concrete production – were also up.

Extensive operational improvement initiatives were aimed at offsetting these increases.

For example, each pipe plant assessed its cement consumption, by reviewing raw materials quality, sales mix, local specification requirements, quality and availability of cement alternatives such as flyash, and the plant batching equipment – with a view to revising cement content and mix.

Freight management and costs were improved. Utilising Rinker Materials' information technology capabilities, dispatch processes and costs were overhauled. Significant savings were made and customer delivery service improved.

Internal benchmarking across the national network of concrete pipe plants enables the business to assess performance on a wide range of parameters – including extensive revenue and profit measures, as well as costs. Performance is then ranked, and improvement opportunities clearly identified.

Around US$7 million was invested in plant modernisations and expansions at Kansas City, Missouri; Las Vegas, Nevada; Charlotte, North Carolina; and Davenport, Iowa. To optimise the production network, plants in Washington, Iowa; Denver, Colorado (prestress), and Dayton, Ohio (precast) were closed or sold.

Strategy

- Continue to implement our safety, health and environment management system with the goal of achieving the Zero4Life target of no injuries.
- Maintain the "right to play" with constantly improving quality and customer service.
- Manage costs by benchmarking and using information technology systems well: *What gets measured gets managed.*
- Manage raw materials well, control consumption and pass on price increases we cannot absorb.
- Enhance technical marketing efforts.

Rinker Materials' concrete pipe ROFE


%
30
20
10
0
02
03
04
05
Year end 31 March

Rinker Materials' concrete pipe EBITDA and EBITDA/sales margins


US$m
%
200
150
100
50
0
30
20
10
0
02
03
04
05
Year end 31 March
EBIT
Depreciation and amortisation
EBITDA / sales margin




Readymix

Readymix

REVIEW OF OPERATIONS



"Historically, you wouldn't think much about your customers until it was time to deliver the product. Now there's much more accountability. Everyone is involved in the process, not just the account manager and the sales team. Everyone has an impact; we are all responsible."

Nick Marinelli, general manager, Victoria quarries

Readymix continued to grow strongly with earnings before interest and tax (EBIT) up 21 per cent to A$191 million. This follows a 33 per cent increase in EBIT the previous year.

Trading revenue was A$1,341 million, up 12 per cent, while earnings before interest, tax, depreciation and amortisation (EBITDA) was up 22 per cent to A$256 million.

The business again improved profit margins. EBIT/trading revenue was 14.3 per cent, up from 13.2 per cent the previous year, and only 6.1 per cent three years ago. EBITDA/sales was 19.1 per cent from 17.4 per cent the previous year and only 12.4 per cent three years ago.

Return on funds employed (ROFE) moved to 19.9 per cent from 17.1 per cent the previous year, and only 7.7 per cent three years ago.

The improvement is undoubtedly due in part to the construction cycle in Australia. Forecaster BIS Shrapnel estimates that the total value of construction activity during the year was up an estimated 4.2 per cent from where it was last year, and up 33 per cent from three years ago.

However, the rate of improvement within Readymix has sharply outstripped the growth in construction activity. Profit margins and ROFE are well ahead of where they have been at similar points in previous cycles.

Instilling a high performance culture

Our people are now managing the business in an entirely different way – that is, they work every day to deliver value for our shareholders – recognising that every dollar invested in the business must deliver an acceptable return. Readymix people – like our Rinker Materials employees – are rewarded on how well they do this. "Stretch goals" are based on improving the value created by their operation over and above the cost of the invested capital – compared with the previous year.

In doing this, safety – of our people, our customers, and the public – must come first. The overwhelming priority then is to deliver for our customers, so they will choose Readymix, for every job, every day.

So, we strive continuously to improve the business – our technical skills, logistics management, products, flexibility and costs. We are working hard to embed this high performance culture across the business.

Apart from our ongoing management and industry training courses, we have developed a leadership development course and assessment centre aimed at helping our people to do this better. So far, around 40 people have completed the course. Mentoring is also important.

Highlights

Last year, Readymix made cost savings of A$13 million, with projects such as improvements to the crushing plant and replacement of the load and haul fleet at Beenleigh quarry in Queensland. This project reduced costs by over A$750,000 a year.

In addition to cost savings, higher volumes and prices led to the margin growth, despite much higher costs. Aggregate prices rose, with overall volumes up around two per cent. Concrete prices were up around five per cent and volumes also rose.

Major contracts included the 82 storey Q1 Tower on Queensland's Gold Coast – the world's tallest residential tower. Working with the developer, Sunland, three universities and Whaley Consulting Engineers, Readymix provided technical expertise in the pre-construction stage of the project and supplied high strength specialty concrete material.

Other major contracts included the Western Sydney Orbital in Sydney's west and north west, the Chatswood to Epping Rail Link, also in Sydney, and the Craigieburn By-Pass in Victoria.

Returns from the 2003 Cement Australia (CA) joint venture – Readymix holds 25 per cent, Hanson 25 per cent and Holcim 50 per cent – improved. Cement industry utilisation in Australia was a record 90 per cent during calendar 2004, as clinker imports reached record levels of over one million tonnes. This strong level of demand and the achievement of synergy benefits from the CA merger helped lift profit. Cement prices rose A$10 a tonne in October, offsetting higher costs, including diesel and coal.

The Emoleum asphalt joint venture with Mobil (Readymix 50 per cent) reported a very strong profit recovery under new management. Although volumes declined, and costs – particularly asphalt oil – rose sharply, productivity gains and price recovery were significant. In China volumes grew due to a full year contribution from the Readymix Qingdao acquisition.

Growth

Readymix spent A$42 million during the year on new acquisitions and developing the business, including new plants, plant upgrades, quarry reserves and mobile equipment – new concrete mixers and quarry haul trucks.

Construction began on two new concrete plants: at Humpty Doo in the Northern Territory, and Kawana on Queensland's Gold Coast.

A new concrete plant completed at Fyshwick, in Canberra, is intended to be one of the most progressive in Australia, with a strong environmental focus. Aspects such as water recycling, dust management and energy utilisation are designed to ensure sustainability.

Acquisitions included Big River Ready Mixed Concrete, with two concrete plants, at Yamba and Iluka in northern New South Wales.
The previous year's acquisitions are performing in line with forecasts.

Outlook

Our current year forecast for the Australian construction sector is continued growth, with overall volumes expected to be marginally ahead of last year. The ongoing strength in activity across the commercial/non-residential and infrastructure sectors is expected to offset the decline in the residential sector.

Readymix EBIT is expected to be maintained at this past year's high levels.

Rate of recordable injuries for Readymix


6
5
4
3
2
1
0
02
03
04
05

Year end 31 March

Total Recordable Injuries Frequency Rate (TRFR) = Number of injuries (including fatalities, lost time, restricted duty and medical treatment injuries) per 200,000 work hours.

Readymix return on funds employed


%
25
15
5
0
02
03
04
05

Year end 31 March

Readymix end markets % sales



Year end 31 March 2005

- Housing 26%
- Civil 46%
- Commercial 28%

Readymix

Millions of dollars unless stated Year ended 31 March	A$ 2005	A$ 2004	A$ 2003	A$ 2002	A$ 2001[1]	US$ 2005	US$ 2004	US$ 2003	US$ 2002	US$ 2001[1]
Trading revenue	**1,341**	1,201	1,014	926	923	**991**	839	573	473	511
EBITDA	**255.7**	209.0	173.2	114.8	70.7	**188.3**	145.6	98.1	56.8	60.8
EBIT	**191.1**	158.3	119.5	56.7	51.2	**140.4**	110.1	67.8	29.0	29.6
Net profit before finance	**138.4**	115.7	92.1	47.2	41.2	**101.6**	80.6	53.0	24.2	23.4
Funds employed at 31 March	**958.7**	926.9	749.7	737.5	762.2	**739.5**	699.9	450.5	389.7	374.3
Profit margin (EBIT/sales) [%]	**14.3**	13.2	11.8	6.1	5.6	**14.2**	13.1	11.8	6.1	5.8
Capital investment	**105.1**	125.2	66.3	43.1	44.9	**77.7**	89.0	38.2	22.2	24.5
Return on funds employed [%]	**19.9**	17.1	15.9	7.7	6.7	**19.0**	15.7	15.0	7.4	7.9
Number of people employed	**3,080**	3,065	2,687	2,687	2,826	**3,080**	3,065	2,687	2,687	2,826
Number of operating plants	**388**	389	372	364	350	**388**	389	372	364	350

Reserves proved and probable (millions)	TONNES	TONS
Limestone/hard rock/sand and gravel	**1,033**	**1,146**

1 *Before significant items during the year ended 31 March 2001*

People and safety

People planning and development

Maintaining the high performance culture means people planning and development continues to be a priority for Rinker. Through this ongoing training and development our people continue to observe the highest regard for safety, health and the environment in the communities in which we live and operate.

To help prepare our general managers for greater responsibilities we partnered with Eckerd College Leadership Development Institute in the US to develop the Rinker Executive Leadership Institute. General managers from the US and Australia attended the inaugural five day leadership development program. In addition, US managers and supervisors completed Becoming the Best, a one day leadership program. Annual employee reviews are also conducted, assessing management's performance and their potential to move into new positions.

Maintaining bench strength is an important part of ensuring Rinker's future success. In addition to further training of existing managers in both the US and Australia, we continued to hire and place new graduates into management trainee positions in all lines of business. Completion of systems integration and training for our Kiewit acquisition, made in September 2002, means the Rinker high performance culture is now successfully incorporated into all of our US operations. Customer First! training for our US Shared Services employees also helped improve our focus on satisfying our customers.

As well as people development, we have kept a strong focus on corporate ethics and conduct. All managers who work with customers, suppliers, or otherwise interact in markets, completed our annual requirement to recommit, in writing, to our Code of Business Ethics. In addition, all employees engaged in sales, purchasing and marketing have completed our annual training and certification requirement regarding antitrust and trade practices compliance.

Zero4Life

Safety, health and environmental management remain a core value of Rinker's work culture. We continue to work toward our vision and goal of Zero4Life – the elimination of all recordable[1] injuries, occupational illnesses, environmental incidents and preventable vehicle incidents.

Working towards this vision, Rinker has adopted a Safety, Health and Environment (SHE) policy, guiding principles and management directives that are in place across the entire group. We are implementing a formal SHE management system incorporating processes to identify and correct the root causes of safety and health and environmental incidents. This system will establish defined performance standards within a framework of continuous measurement and improvement. The environment component of the SHE management system emphasises accountability for licence compliance and due diligence activities. It also emphasises future stewardship.

Safety and health performance

We reduced rates of occupational illness and vehicle incidents but injury rates at our sites were up slightly from last year. Although Rinker remains one of the safest companies in its industry, substantial efforts are being made to improve performance.

Despite improvements in safety processes, education and regulatory compliance, tragically, one employee and two contractors lost their lives while working for Rinker during the year: a Rinker Materials west division employee was fatally injured during a concrete block delivery in New Mexico, USA; a Readymix contractor during a concrete delivery in Queensland, Australia; and a stevedore contractor at a Florida cement terminal in the US. Root cause analysis investigations were conducted for each of these tragic incidents and actions implemented across the group to minimise the risk of recurrence.

As a result of our experience over the past year, we are redoubling our efforts and providing additional focus in specific areas. Areas such as the application of driver feedback technologies for our delivery fleet, leadership development for managers and increased frequency of audits, progressed implementation of our safety, health and environment management system and improved accountability for all.

Rinker gives recognition to operations achieving outstanding performance in safety and health management. During the past year, we launched the CEO Safety and Health Awards Program to help highlight safety achievements across the group. Awards are being made for best performance and most improved performance among small, medium and large sites. There are awards for outstanding contributions by individuals or teams. An extensive overview and communication program for successful high-level performers in safety will help set benchmarks for others.

1 Comprising fatalities, lost time, restricted duty and medical treatment injuries

People across the Rinker group

As at 31 March, 2005

Number of people employed[1]	13,279
By business unit grouping	
Florida materials	3,013
Gypsum supply	553
Concrete pipe	1,592
Quarries and cement	1,596
Rinker Materials west	3,217
Rinker Materials corporate	215
Readymix Holdings	3,080
Rinker corporate	13

1 Full time equivalent employees, including those employed by fully owned subsidiaries

By geographic grouping	
Australia and China	3,093
US	10,186

People across the Rinker group – 13,279



Year end 31 March 2005

☐ Australia and China 3,093

☐ US 10,186

Rate of recordable injuries for the Rinker group


4
3
2
1
0
02
03
04
05

Year end 31 March

Total Recordable Injuries Frequency Rate (TRFR) = Number of injuries (including fatalities, lost time, restricted duty and medical treatment injuries) per 200,000 work hours.



Karkarook Park community wetlands in Melbourne, Australia are on the site of a former sand mine. As part of its day to day operational management, Rinker progressively rehabilitates its quarries. The Karkarook Park rehabilitation project has been nominated as a finalist for the prestigious Banksia Environmental Awards for 2005.

Environment and community

Environmental incidents

Rinker reports environmental incidents based on five levels of severity: (1) minor, (2) significant, (3) serious, (4) severe and (5) extreme. There were 217 incidents in the past year, an increase of 86 over the prior year. The increased incidents were all Level 1 (minor) and were due, in large part, to an increased focus on accurate reporting of minor incidents. This increased focus is to help identify actionable trends and improvement opportunities to prevent more significant incidents. Comprehensive reporting of minor incidents is a trend expected to continue throughout the next year. There were 13 Level 2 incidents, down from 30 in the prior year. There were no Level 3, 4 or 5 incidents during the year compared with three Level 3 incidents in the prior year.

Compliance monitoring results

Rinker also reports on the outcome of extensive compliance testing completed at our facilities. Over 3,300 compliance tests were performed during the past year – an increase of eight per cent over the prior year. Ninty nine per cent of the tests were fully compliant – an improvement of two per cent over the prior year. Corrective action is taken in respect of all non-compliant tests, the majority of which were minor.

A major aspect of our environmental management system is the systematic auditing of operating sites for compliance with government requirements and Rinker's own high standards. Several hundred internal environmental audits were carried out last year. No environmental issues were identified that are expected to materially affect Rinker.

Greenhouse gases

We take our responsibility as a corporate citizen seriously, including the need for controlling and reducing greenhouse gas emissions. We continue to work actively with the Portland Cement Association to voluntarily reduce CO_2 emission intensity within the cement-manufacturing sector. We have enrolled our two US cement mills in this effort, as well as recently modernising our Miami cement facility to a state-of-the-art fuel-efficient operation – similar in nature to our facility in Brooksville, Florida. We remain an industry leader in the use of substitute fuels at both cement facilities and in the use of substitute cementitious products in our cement, concrete and pipe manufacturing facilities throughout the US – further reducing CO_2 generation per unit of production. We are committed to continuously improving on these achievements.

Supporting our communities

Supporting the local communities in which we live and operate is core to Rinker's ethical and philanthropic principles. Our people are expected to deal effectively and responsibly in their communities. The Rinker group donated almost US$790,000 (A$1,040,000) to community projects, educational activities and charitable institutions last year. In addition, Rinker group businesses made numerous contributions to local communities and charitable organisations by supplying heavy building materials, and our people contributed their time and labour. In the US, the Rinker Companies Foundation contributed an additional US$470,000 (A$618,421) to universities and community groups.

Rinker employees in both the US and Australia generously donated A$96,890 (US$71,505) to victims in countries devastated by the December 2004 tsunami in Asia. Agreeing to match employee donations up to US$50,000 through the Rinker Companies Foundation, Rinker Group Limited and its employees donated a total of A$164,640 (US$121,505).

Rinker employees also assisted with relief efforts after four hurricanes devastated Florida in late 2004. Teams of Rinker Materials people helped with on-ground aid, distributing much needed water and ice to isolated and needy regions. In addition, Rinker employees from both the US and Australia donated US$20,000 (A$27,000) to Rinker's Hurricane Relief Fund.

In Australia, Readymix continues to support the Beacon Foundation, which develops innovative approaches to resolve the problem of youth unemployment, and Technical Aid to the Disabled (TAD), which aims to improve the quality of life of people with disabilities.

At the Gator sand mine in Florida, US, Rinker Materials introduced its newest wildlife project – a three mile (five kilometre) nature trail located on approximately 80 acres (33 hectares) of land at the mine site. The trail will be utilised by local schools for environmental education.

Rinker Materials' employees partnered with local elementary school students to restore scrub and wetland habitats at the Lake Wales sand mine in central Florida, and in Washington State our people completed installation of fish habitat enhancements for endangered salmon in the Snohomish River – along a portion of the river that is adjacent to the North Everett asphalt plant.

In Australia, major community-based tree planting activities were hosted by our facilities: Brooklyn Technical concrete laboratory in New South Wales, Mt Gambier concrete plant in South Australia, Oakland Junctions quarry in Victoria and Ipswich quarry in Queensland. Community open days were also held at the Beenleigh and Oxley Creek quarries in Queensland and Gosnells quarry in Western Australia.

Having listened to views expressed by our shareholders, Rinker's board decided to cease making political donations in Australia.

Environmental incidents



Incidents
225
175
125
75
0
Level 1 (minor)
Level 2 (significant)
Level 3 (serious)
Level 4 (severe)
Level 5 (extreme)

Year end 31 March
04 05

Value added to the community



Year end 31 March 2005
Government taxes and charges 14%
Dividends to shareholders 6%
Interest paid to lenders 3%
Payments to employees 57%
Reinvestment to maintain and grow our business 20%

The group's main contributions to society – payments to employee, taxes, dividends and interest paid – are shown in this pie chart describing the US$1.6 billion (A$2.4 billion) of value added to the products and services bought from suppliers.

Net profit (US$) per employee



US$000
40
20
0
01
02
03
04
05

Year end 31 March

Financial review

Reporting currency

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies, since each subsidiary generates all revenue and incurs all costs in that local currency.

The business activity in Australia is generating cash flow that is generally adequate to service the current level of A$ dividends. As a result, the only significant impact of US$/A$ foreign exchange movements is one of accounting translation – for financial reporting purposes.

Rinker Materials' earnings in US$ represent around 80 per cent of the total Rinker group result. Consequently, the directors believe US$ reporting represents the best measure of Rinker's overall performance. As a result, the Rinker group has obtained relief from the Australian Securities and Investment Commission, to enable us to present information in US$ as well as A$.

Average A$/US$ exchange rate moved from A$1.00/US$0.69 in the prior year to A$1.00/US$0.74 in the year ended 31 March 2005. Reported US$ EBIT from Readymix was favourably impacted (US$7.5 million) by the strengthening Australian currency. Conversely, reported A$ EBIT from Rinker Materials was adversely impacted (A$56.2 million).

For the current year ending 31 March 2006, Rinker's financial results will be presented in US$ only, as this is our selected currency under the requirements of the new Australian equivalents to International Financial Reporting Standards (A-IFRS). Further details are set out in the section below on A-IFRS.

Financial performance

Trading revenue for the year ended 31 March 2005 increased 16.4 per cent to US$4,312.4 million or A$5,843.0 million (up 9.4 per cent). Earnings before interest and tax rose 43.4 per cent to US$706.7 million or 34.2 per cent to A$957.1 million. Net profit after tax increased 46.3 per cent in US$ to US$432.6 million and 37.1 per cent in A$ to A$585.2 million.

Rinker Materials' results were driven largely by improvement in the base business during the year. A number of smaller acquisitions were made but these did not have a significant impact on total group results for the period. In addition, the disposal of two small, non-core businesses, prestress and polypipe, were successfully completed during the year. Together, a net loss after tax of US$4.8 million or A$6.2 million was recorded on disposal.

Earnings per share increased 46.6 per cent to 45.9 US cents or 37.4 per cent to 62.1 Australian cents.

Cash flow

Cash from operating activities was US$659.4 million or A$896.5 million. Total purchases of property plant and equipment were US$281.1 million or A$380.1 million and operating capital expenditure – included within purchases of property, plant and equipment – was US$193.3 million or A$261.3 million.

Rinker continues to be a strong cash generator. Free cash flow[1] (defined as net cash from operating activities less operating capital expenditures and interest paid) was US$416.9 million (or A$568.4 million), down six per cent from the prior year as increased profit was more than offset by volume-driven increases in working capital and the absence of tax refunds and other one-time benefits which had occurred in the prior year. This represents the cash available for investment in growth (acquisitions and greenfields expansion), dividends and share buybacks. Cash was used during the year to fund dividends of US$104.1 million or A$141.4 million, purchases of businesses (US$33.2 million or A$45.1 million) and organic expansions (US$87.8 million or A$118.8 million).

1 *Details on the calculation of free cash flow are included in the table on the opposite page and in Note 8 on page 64.*

Profitability

US$ millions	Trading revenue		Profit before tax	
Year ended 31 March	**2005**	**2004**	**2005**	**2004**
Rinker Materials				
Aggregates	**907**	803	**172.1**	138.2
Cement	**421**	377	**109.0**	95.5
Concrete, block, asphalt	**1,637**	1,365	**197.2**	116.4
Concrete pipe and products	**472**	421	**81.5**	53.1
Other	**461**	411	**18.3**	(11.4)
Intercompany eliminations	**(577)**	(509)	**–**	–
Total Rinker Materials	**3,321**	2,868	**578.1**	391.8
Readymix	**991**	839	**140.4**	110.1
Corporate	**–**	–	**(11.8)**	(9.2)
Total	**4,312**	3,706	**706.7**	492.7
Net finance	**–**	–	**(32.3)**	(47.2)
Group total	**4,312**	3,706	**674.4**	445.5

A$ millions	2005	2004	2005	2004
Rinker Materials				
Aggregates	**1,230**	1,158	**233.7**	200.9
Cement	**569**	543	**147.1**	137.6
Concrete, block, asphalt	**2,216**	1,969	**265.3**	166.9
Concrete pipe and products	**642**	612	**111.3**	78.6
Other	**625**	592	**24.5**	(16.0)
Intercompany eliminations	**(780)**	(734)	**–**	–
Total Rinker Materials	**4,502**	4,139	**781.9**	568.0
Readymix	**1,341**	1,201	**191.1**	158.3
Corporate	**–**	–	**(15.9)**	(13.0)
Total	**5,843**	5,339	**957.1**	713.3
Net finance	**–**	–	**(44.1)**	(68.8)
Group total	**5,843**	5,339	**913.0**	644.5

Balance sheet

Gearing – net debt to net debt plus equity – fell from 20.9 per cent to 9.7 per cent, reflecting the group's strong cash flow. EBIT interest cover rose from 11.5 times to 26.7 times in US dollars and 11.4 times to 26.4 times in Australian dollars.

Net debt was reduced by US$321.5 million (or A$433.3 million) to US$279.8 million (or A$362.8 million). Total debt fell US$61.8 million to US$868.0 million. Almost all debt (99 per cent) is denominated in US$. In Australian dollars, total debt fell A$105.8 million to A$1,125.4 million. Net debt is net of cash of US$588.2 million or A$762.6 million, most of which is denominated in Australian dollars.

Rinker's long term credit ratings remained unchanged at BBB+ from Standard and Poor's, A3 from Moody's Investors Services and A– from Fitch.

Shares and dividends

The strength of Rinker's balance sheet has allowed the group to both pursue acquisitions and to announce an on-market share buyback. The Rinker board, in May, 2004 approved a buyback of up to 10 per cent of Rinker ordinary shares over 12 months, subject to larger value-creating acquisitions that may arise.

The amount of share buyback activity during the year ended 31 March 2005 was limited to A$31.3 million or US$21.9 million and buyback activity will continue to the expiration of this program on 27 May. The directors have announced a new on-market buyback of up to 10 per cent of Rinker ordinary shares over 12 months.

The total dividend for the year was 21 Australian cents per ordinary share. The final dividend was increased 75 per cent to 14 cents. The interim dividend of 7 cents was 100 per cent franked. The final dividend was 60 per cent franked.

To benefit our overseas shareholders, the unfranked portion of the dividend is paid out of Rinker's foreign dividend account, resulting in no Australian withholding tax being payable.

Financial risk management

Rinker has a program to manage risks associated with interest rate movements. During the year just ended, the proportion of the Rinker group's gross interest rate exposure, subject to fixed interest rates, averaged 97 per cent.

Generally, Rinker does not engage in any foreign exchange transactions and therefore has no requirement, within the foreseeable future, to hedge foreign exchange movements.

The board has approved principles and policies to manage financial risks that provide the basis for Rinker's financial risk management policy.

Australian equivalents to International Financial Reporting Standards

Rinker will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) with effect from the year ending 31 March 2006.

Changes in accounting policy are currently expected to arise in the following areas: goodwill, testing for impairment of assets, superannuation, tax, derivatives and restoration and environmental rehabilitation provisions. Rinker continues to review the impact of A-IFRS on its reported financial performance and position. The principal impact of A-IFRS on reported results is currently expected to be the reduction in expenses arising from the cessation of amortisation of goodwill. Goodwill amortisation during 2005 was US$56.3 million or A$76.2 million.

Gearing / leverage (net debt/net debt+equity)



%
40
30
20
10
0
03
04
05

Year end 31 March

Cash from operating activities



$m
1,000
750
500
250
0
01
01
02
02
03
03
04
04
05
05

Year end 31 March

□ US$ □ A$

Capital expenditure



US$m
900
600
300
0
01
02
03
04
05

Year end 31 March

□ Operating □ Development

Cash flow

Million of dollars Year ended 31 March	US$ 2005	US$ 2004	US$ 2003	US$ 2002	US$ 2001	A$ 2005	A$ 2004	A$ 2003	A$ 2002	A$ 2001
Profit from ordinary activities before finance and tax	**706.7**	492.7	393.8	330.2	305.8	**957.1**	713.3	698.1	645.7	553.3
Depreciation and amortisation	**250.5**	234.4	210.6	180.9	166.3	**339.1**	336.9	372.0	353.8	303.9
Net income tax paid	**(230.6)**	(117.7)	(99.6)	(75.9)	(68.6)	**(299.1)**	(155.3)	(172.8)	(146.9)	(125.9)
Change in working capital	**(86.9)**	(18.0)	21.9	–	4.2	**(124.6)**	(42.8)	31.2	(0.5)	27.0
Loss (profit) on asset sales	**1.1**	10.1	(20.8)	(6.3)	(11.8)	**1.4**	13.8	(37.0)	(12.4)	(22.1)
Interest received	**18.1**	10.7	0.6	0.8	2.1	**24.2**	15.0	1.2	(1.4)	3.8
Other	**0.5**	48.6	7.8	15.7	(12.1)	**(1.6)**	66.1	20.0	27.3	(21.9)
Net cash from operating activities	**659.4**	660.6	514.3	445.4	385.9	**896.5**	947.0	912.7	868.4	718.0
Operating capital expenditure	**(193.3)**	(166.4)	(79.3)	(95.9)	(86.1)	**(261.3)**	(257.5)	(140.0)	(187.0)	(156.0)
Interest paid	**(49.2)**	(53.0)	(51.0)	(56.2)	(73.8)	**(66.8)**	(75.0)	(89.6)	(111.8)	(135.2)
Free cash flow	**416.9**	441.2	384.0	293.3	226.0	**568.4**	614.5	683.1	569.6	426.8

Corporate governance

Board of directors



Marshall Criser, JD, age 76

Deputy chairman, independent, non-executive director.

Joined the Rinker board on 12 April 2003. Prior to the demerger from CSR Limited, Marshall had been a director and chairman of Rinker Materials since 1993. Marshall is a lawyer and is currently chairman of Scripps Florida Funding Corp and a director of Flagler System, Inc. He is a former chairman of the Florida Council of 100, the State Board of Regents and a former president of the Florida Bar. Marshall is a former president of the University of Florida and a former chairman of the university's board of trustees. Marshall is chairman of the audit committee and a member of the nominations committee and the remuneration & human resources committee. Resides in Florida, USA.

He held no other listed company directorships during the past three financial years.

Marshall was last elected at the 2003 annual general meeting. He is seeking re-election at the 2005 annual general meeting.

John Morschel, DipQS, FAIM, age 61

Chairman, independent, non-executive director.

Joined the Rinker board, and was elected chairman, on 3 February 2003. Prior to the demerger from CSR Limited, John had been a member of the CSR board since 1996 and chairman since 2001. John is a director of ANZ Banking Group Ltd, Singapore Telecommunications Limited and Tenix Pty Limited. A former managing director of Lend Lease Corporation Limited, he has particular experience in the building and construction and finance industries. John is chairman of the nominations committee and a member of the safety, health & environment committee. Resides in Sydney.

Listed company directorships held during the past three financial years:

- ANZ Banking Group Limited from October 2004 (current).
- CSR Limited from April 1996 to April 2003.
- Leighton Holdings Limited from August 2001 to March 2004.
- Rio Tinto Limited from November 1998 to April 2005.
- Rio Tinto plc from November 1998 to April 2005.
- Singapore Telecommunications Limited from September 2001 (current).

John was last elected at the 2004 annual general meeting. His current term will expire no later than the close of the 2007 annual general meeting.

David Clarke, DipEng, age 61

Chief executive, non-independent, executive director.

Joined the Rinker board on 3 February 2003. Prior to the demerger from CSR Limited, David had been an executive director of CSR since 1996. He has been chief executive of Rinker Materials since 1992 and a director of Rinker Materials since 1987. David's entire career has been in the heavy building materials industry, and he has worked extensively in the US, Australia, UK and South East Asia. Resides in Florida, USA.

Listed company directorships held during the past three financial years:

- CSR Limited from July 1996 to April 2003.

David was last elected at the 2003 annual general meeting. As chief executive officer, he is not required to seek re-election.

Senior executives

Rinker

David Clarke age 61
chief executive

Tom Burmeister BSBA age 61
chief financial officer

Ira Fialkow BBA CPA age 46
vice president shared services

David Berger BS MBA age 42
vice president strategy and development

Peter Abraham BEc LLB FCPA FCIS age 50
general counsel and company secretary

Debra Stirling BA age 46
vice president corporate affairs and investor relations

John Arthur, LLB, age 50

Independent, non-executive director.

Joined the Rinker board on 3 February 2003. Prior to the demerger from CSR Limited, John had been a member of the CSR board since 2001. John is a commercial lawyer with extensive experience in property development and construction, information technology, e-commerce and the financial sector. He is a partner at law firm Gilbert + Tobin and was previously a partner at Freehills. Prior to that, John was general counsel at the Lend Lease Group. John is a director of the integrated real estate group Investa Property Group and of CPG Australia Pty Ltd. He is a former director of EDS Australia Pty Ltd. John is chairman of the safety, health & environment committee and a member of the remuneration & human resources committee and the nominations committee.
Resides in Sydney.

Listed company directorships held during past three financial years:

- CSR Limited from March 2001 to April 2003.
- Investa Property Group from July 2001 (current).

John was last elected at the 2003 annual general meeting. He is seeking re-election at the 2005 annual general meeting.

John Ingram, FCPA, age 63

Independent, non-executive director.

Joined the Rinker board on 1 October 2003. John is chairman of Wattyl Limited and Nick Scali Limited. He is also a director of United Group Limited and Savings Australia Pty Ltd (Superannuation Trust of Australia). John has extensive experience in manufacturing and in the building materials industry, both in Australia and overseas and was previously managing director of Crane Group Limited. John is chairman of the remuneration & human resources committee and is a member of the audit committee and the nominations committee. Resides in Sydney.

Listed company directorships held during past three financial years:

- Crane Group Limited from June 1984 to January 2004.
- Nick Scali Limited from May 2004 (current).
- United Group Limited from April 2003 (current).
- Wattyl Limited from December 2001 (current).

John was last elected at the 2004 annual general meeting. His current term will expire no later than the close of the 2007 annual general meeting.

Walter Revell, BS, age 70

Independent, non-executive director.

Joined the Rinker board on 12 April 2003. Prior to the demerger from CSR Limited, Walter had been a director of Rinker Materials since 2000. He is a former secretary of transportation for the State of Florida and former chairman of the Florida Chamber of Commerce, the Florida 2020 Energy Commission and the Greater Miami Foreign Trade Zone. Walter is a director of The St. Joe Company, International Finance Bank, NCL Corporation Limited and Edd Helms Group, Inc. He is a member of the audit committee, the safety, health & environment committee and the nominations committee. Resides in Florida, USA.

Listed company directorships held during past three financial years:

- Edd Helms Group, Inc. from April 2002 (current).
- The St. Joe Company from May 1994 (current).

Walter was last elected at the 2003 annual general meeting. He will stand for re-election at the 2006 annual general meeting.



Rinker Materials

Karl H Watson SR AS age 63
president and chief operating officer, US construction materials

Duncan Gage BS age 55
president, Rinker Materials concrete pipe

Karl Watson JR BS MBA age 40
president, Rinker Materials west

Readymix

Sharon DeHayes AB MS age 51
chief executive, Readymix Holdings

Company secretary

Peter Abraham

Joined Rinker as general counsel and company secretary in February 2003 at the time of its demerger from CSR Limited. Prior to then, Peter had been company secretary of CSR since 1994, combined with roles as legal counsel and executive assistant to the managing director. In 1995 he qualified as a chartered secretary and became a fellow of Chartered Secretaries Australia and the Institute of Chartered Secretaries and Administrators. He is also a fellow of CPA Australia and a member of the ASX Corporate Governance Council's Implementation Review Group.

A well-established corporate governance structure

Rinker has an entrenched, highly developed governance culture based on strong ethical values and a commitment to openness and transparency.

First listed on the Australian Stock Exchange (ASX) on 31 March 2003, following its demerger from CSR Limited (CSR), Rinker commenced with well-established corporate governance practices developed over many years at CSR.

Rinker has further extended and refined its corporate governance practices to reflect its circumstances (including, in particular, its strong presence in the US and its listing on the New York Stock Exchange (NYSE)).

ASX principles and recommendations

The ASX Corporate Governance Council has published *Principles of Good Corporate Governance and Best Practice Recommendations* (ASX Principles and Recommendations). One of the features of the ASX Principles and Recommendations is an "if not, why not" disclosure obligation in relation to practices that differ from the ASX recommendations.

With one potential exception, Rinker's corporate governance practices accord with the ASX recommendations. The potential exception relates to ASX Recommendation 9.4, which provides that plans for equity-based executive remuneration should be approved by shareholders.

Rinker's Universal Share Plan (USP) is open to all Australian employees who have been employed for at least one year. Under the USP, those employees may annually acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration. Although executives are not prohibited from participating in the plan, it is designed for Australian employees as a whole, not for executives – last year a total of 1,259 Australian employees (45.9 per cent of those eligible) participated. The maximum number of shares that can be purchased under the plan is identical for each employee. Last year, that maximum was 100 shares, giving rise to an entitlement to an additional 100 shares for no further consideration. USP is an incidental and insignificant component of executive remuneration and has been fully disclosed to shareholders.

After taking the above factors into account, the board has not sought shareholder approval for USP as a plan for equity-based executive remuneration. However, the board will again put its *Remuneration Report* to shareholders for adoption by way of a non-binding resolution at Rinker's annual general meeting on 18 July 2005.

Documents that are italicised and underlined in this statement (for example *Board Charter*) are available on Rinker's internet site, www.rinkergroup.com under the heading "Corporate Governance".

A table cross-referencing each of the ASX Principles and Recommendations to the relevant section of this statement also appears there.

1. Rinker's board

1.1 Accountability and approach to governance

Rinker's board is accountable to shareholders for the activities and performance of the Rinker group.

The board's key responsibility is to oversee the building of sustainable value for shareholders within an appropriate risk framework, having regard to the interests of other stakeholders.

To fulfil that responsibility, the board strives to ensure that a strong performance culture continues to be driven throughout the Rinker group, within a structure of governance and ethical values that warrant the trust, respect and confidence of shareholders, employees, customers, suppliers, regulators and the communities within which Rinker group companies operate.

1.2 The board's duties

The board has identified key duties that it has reserved for itself and will not delegate to management. These duties, many of which are carried out with the assistance of the board's committees, are set out in Rinker's *Board Charter*. The duties include:

- Promote and oversee the maintenance of Rinker's high integrity and high performance culture.
- Review and confirm the strategic direction of the Rinker group.
- Approve business plans, budgets and financial policies.
- Consider management recommendations on key issues, including proposed acquisitions, divestments and significant capital expenditure.
- Fulfil its responsibilities in relation to safety, occupational health and environmental matters arising out of Rinker group activities and the impact of those activities on employees, contractors, customers, visitors and the communities and environments within which Rinker group companies operate.
- Oversee the establishment of proper processes and controls to maintain the integrity of accounting and financial records and reporting.
- Reward executives fairly and responsibly, having regard to the interests of shareholders, Rinker's performance, the performance of the relevant executive and employment market conditions.
- Determine dividend policy and the amount, timing and nature of dividends to be paid to shareholders.
- Adopt and oversee implementation of corporate governance practices that represent best practice in Rinker's particular circumstances from time to time.
- Oversee capital management and financing strategies.
- Oversee appropriate and effective risk management policies and strategies.
- Determine the scope of authority (and limits on that authority) delegated to the chief executive.
- Strive to ensure that the board is comprised of strongly performing individuals of the utmost integrity with complementary skills, experience, qualifications and personal characteristics that are highly suited to Rinker's present and expected future needs, with regular performance reviews supporting this objective.
- Appoint, evaluate, reward and determine the duration of appointment of the chief executive and approve the appointments and remuneration (sometimes referred to in this report as "compensation") of those reporting to the chief executive , including the chief financial officer and the company secretary.

1.3 Powers delegated to Rinker's management

The board has delegated to the chief executive the authority and powers necessary to implement the strategies approved by the board and to manage the business affairs of the Rinker group within the policies and specific delegation limits specified by the board from time to time. The chief executive may further delegate within those specific policies and delegation limits, but remains accountable for all authority delegated to executive management.

1.4 Rinker's chairman and deputy chairman

The chairman is appointed by the board and must be an independent, non-executive director.

The role of the chairman includes:

- Leading the board, including ensuring that board meetings are conducted in an open and professional manner and that all directors know that they are expected to be well informed and are encouraged to express their views forthrightly, without fear or favour, leading to objective, robust analysis and debate.
- Representing the views of the board to shareholders and the public.
- Conducting meetings of shareholders in an open, democratic manner and providing a reasonable opportunity for shareholders (as a whole) to express their views and to ask questions of the board, management and the external auditors.

- Ensuring that new directors are properly briefed on the terms of their appointment and their rights, duties and responsibilities.
- *Setting an example of the culture and values* for which Rinker stands.

If appropriate, the board may also appoint a deputy chairman to assist the chairman from time to time and to act as chairman in his absence. In Rinker's current circumstances, the board has determined it appropriate that Marshall Criser, a US-based director, perform that role.

1.5 The composition of Rinker's board

Rinker's Constitution provides for a minimum of five and a maximum of 10 non-executive directors. The board has determined that currently, the appropriate number of non-executive directors is five. All five non-executive directors have been determined by the board to be independent.

The constitution also provides for a maximum of three executive directors. In Rinker's current circumstances, the board has determined it appropriate that the chief executive be the only executive director on the board.

The *Board Charter* specifies that the majority of Rinker's directors must be independent (see criteria below). Under *Rinker's Constitution*, non-executive directors must always comprise a majority of the board.

With assistance from the nominations committee, the board strives to ensure that it is comprised of strongly performing individuals of the utmost integrity whose complementary skills, experience, qualifications and personal characteristics are highly suited to Rinker's present and anticipated future needs. Specific duties have been assigned to the nominations committee (as set out in the *Nominations Committee Charter*) to support that objective. Membership of the nominations committee (all members are independent non-executive directors) and attendance at its meetings is set out on page 34.

Details of current directors, including their skills, experience, qualifications, length of service and current term of office are on pages 30 and 31.

1.5.1 Assessing the independence of directors

The board's policy on assessing independence is based on criteria established in Australia and the US, including that established by the:

- ASX Corporate Governance Council.
- Australian Investment and Financial Services Association (the IFSA *Blue Book*).
- US *Sarbanes-Oxley Act of 2002* and Securities Exchange Commission (SEC) rules.
- Corporate Governance Rules of the NYSE.

The board's overarching test for independence, as set out in the Rinker *Board Charter*, is whether a director is:

"Independent of management and free from any business or other relationship that could materially interfere with (or could reasonably be perceived to materially interfere with) the exercise of their unfettered and independent judgment."

In determining whether this test is satisfied, the board applies the criteria set out below to determine whether there are any indicators of matters that may impair a director's unfettered and independent judgment.

The board may determine that a director is independent even though one or more of the threshold criteria below are not met, in which case the board will publicly disclose its reasons for making that determination.

Similarly, the board recognises that in certain circumstances it is possible that a director may not be independent, even if the criteria are met.

In considering independence, the board will distinguish between:

- a relationship that may, on isolated occasions, potentially give rise to a narrow, discrete and immediately identifiable conflict of interest (that can be completely quarantined by the board's conflict of interest procedures); and
- a relationship that may potentially affect the director's underlying objectivity or independence of mind.

The board tests the independence of directors at least annually. In addition, each director is required to promptly provide the board with any new information that may be relevant to that director's independence. The board will promptly consider any such information and then re-assess its determination of that director's independence.

The board will disclose, in each annual report, its determination of whether or not each director is independent. The board recently determined that each of its non-executive directors is, in fact, independent and that all of the criteria set out below have been met.

1.5.2 Criteria for assessing independence

- The director is not a member of management within the Rinker group.
- The director is not a substantial shareholder (as defined in section 9 of the *Corporations Act 2001*) of Rinker or an officer of, or otherwise associated directly with, a substantial shareholder of Rinker.
- Within the past three years neither the director, nor an immediate family member (as defined in the *Board Charter*), has been employed in an executive capacity by any company in the Rinker group or has been a director after ceasing to hold such employment.
- Within the past three years, neither the director, nor an immediate family member, has been a principal of an auditor or of any material professional adviser or consultant to any company in the Rinker group or has been an employee materially associated with any such service provided.
- Within the past three years, neither the director, nor an immediate family member, has been employed by an entity that had an executive officer of a company in the Rinker group on its compensation committee.
- The director does not hold cross-directorships or have other significant links with other directors through involvement in other companies or bodies where those cross-directorships or links could materially interfere with the director's unfettered and independent judgment.
- Neither the director, nor an immediate family member, is a material supplier or customer of the Rinker group, nor are they an officer of, or otherwise associated directly or indirectly with, a material supplier or customer. In this context the supplier or customer shall be deemed to be "material" if payments to or from that customer or supplier exceed two per cent of the consolidated gross revenue of either the Rinker group or of that customer or supplier.
- The director has no material contractual relationship with a company in the Rinker group other than as a director, nor does the director receive additional compensation from any such company, apart from approved director and committee fees.
- The director has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Rinker group.
- The director satisfies the independence criteria specified from time to time by the NYSE.

Critically, in addition to the above criteria, the board is required to determine whether the director is independent in character and judgment.

Directors who currently sit on Rinker's audit committee satisfy the additional independence criteria specified under the *US Sarbanes-Oxley Act of 2002*.

1.5.3 Materiality of relationships

The board, in part, determines whether a relationship with a professional adviser or consultant is material by assessing whether payment for the services provided is five per cent or more of the expenditure by the Rinker group on professional or consulting services or is five per cent or more of the revenue of the relevant professional adviser or consultant.

Because there are inherent weaknesses in mechanically applying quantitative criteria, the board will always strive to determine the true substance of any relationship that may call a director's independence into question. Qualitative aspects of materiality will be closely considered, including the strategic significance and underlying nature of the relationship.

While Rinker will automatically disclose relationships if the quantitative threshold is exceeded, a relationship will not be regarded as immaterial simply because it involves payments that fall below that quantitative threshold.

Rinker director John Arthur and his spouse are partners in the law firm Gilbert + Tobin (G+T). The board specifically examined the fact that in the past G+T had undertaken matters relating to businesses now conducted by companies in the Rinker group (commencing many years prior to Mr Arthur joining G+T) and could potentially do so in the future. In recognising the potential sensitivity of the connection, the board undertook that examination even though the materiality threshold outlined above had not been remotely approached.

The board determined that:

- Neither Mr Arthur nor his spouse had ever personally acted in any such matters and would not do so in future.
- Mr Arthur had not and would not seek to influence any decision on whether or not a company in the Rinker group should use G+T.
- Mr Arthur had never received, nor would in future receive, any additional financial benefit (that is, apart from normal partnership distributions – there being more than 40 partners in G+T) or other recognition or benefit of any nature whatsoever by G+T in connection with any matters carried out by G+T for a company in the Rinker group.
- There were no other aspects of the relationship with G+T that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of Mr Arthur's unfettered and independent judgment.
- It would be against Rinker's best interests to restrict its long-standing policy, that in each case the most appropriate lawyer for a particular matter be engaged, by refusing to consider any lawyer working for G+T.

1.6 Appointment, election and re-election of Rinker directors

The board's nominations committee has specific duties (set out in its *charter*) to assist the board in assessing the skills required by the board from time to time and in identifying candidates for potential appointment to the board.

When it is appropriate to appoint a new director and a suitable candidate has been found, the chairman ensures that prior to appointment, the candidate understands, and agrees to, the board's expectations of that candidate including, in particular, the time commitment and nature and quality of the contribution required. A formal letter of appointment is provided to the proposed director which includes (among other things) the terms and conditions of appointment, the *Board Charter* and the charters of each committee, *Rinker's Constitution*, details of future board and committee meetings, indemnity and insurance arrangements and details regarding remuneration, expenses and superannuation.

In accordance with ASX Listing Rules, the *Corporations Act 2001* and *Rinker's Constitution*, non-executive directors are subject to re-election by rotation at least every three years and new directors appointed by the board are required to seek election at the first general meeting of shareholders following their appointment. Non-executive directors are required to agree not to seek re-election after serving three three-year terms. However, the board may specifically request the director to remain, to enable the board to accommodate unforeseen and unusual circumstances that may exist at the time the director would otherwise leave the board.

Before each general meeting the nominations committee is required to make recommendations to the board regarding the board's support for the re-nomination of each non-executive director who will retire at that meeting. Notices of the meetings at which directors are standing for election or re-election will provide details of the relevant directors' skills, experience, age and qualifications, the board's assessment of their independence, other directorships they hold, or have held, their time in office and a statement as to whether the board recommends the individual's election or re-election. Each director standing for election or re-election will be invited to briefly introduce themselves to shareholders at the general meeting.

Rinker's constitution provides that an executive director's office automatically becomes vacant when he or she ceases employment with Rinker, unless the board determines (prior to that cessation of employment) that the director will remain in office as a director for a specified period that may not exceed 12 months.

1.7 Rinker's board meetings

The board meets as often as the directors determine is necessary to fulfil their responsibilities and duties. Details of board and committee meetings held during Rinker's most recent financial year and each director's attendance at those meetings is set out in the table below. Because of the international nature of the Rinker group's operations, Rinker's directors are required to travel substantially. The dates and locations of scheduled meetings are generally agreed at least a year in advance. However the board always retains flexibility to reschedule meetings or to schedule additional meetings if significant issues arise outside the planned program of meetings.

The board aims to strike an appropriate mix between meetings held in Australia, meetings held in the US and meetings conducted by video-conference or other electronic means.

Directors' attendance at board and committee meetings

Year end 31 March 2005	Board		Audit committee		Remuneration & HR committee		Nominations comittee		Safety, health & environment committee	
Director	A	B	A	B	A	B	A	B	A	B
John Arthur	10	10			5	5	1	1	4	4
David Clarke[1]	10	10								
Marshall Criser	10	10	4	4	5	5	1	1		
John Ingram	10	10	4	4	5	5	1	1		
John Morschel	10	10					1	1	4	4
Walter Revell	10	10	4	4			1	1	4	4

A *Number of meetings held during the period the director was a member of the board and/or committee*

B *Number of meetings attended during the period the director was a member of the board and/or committee*

1 *As an executive director, David Clarke is not a member of any committees*

Current member	Current Chairman

Board and committee papers are distributed sufficiently in advance of each meeting to afford directors adequate time to fully consider the material before the meeting.

The board reviews the overall content of its meeting agendas and of board and committee papers at least annually as part of the board's performance review process (this must also be done at any other time on the request of any director). The company secretary is required to prepare a draft agenda for each meeting, which is finalised by the chairman in consultation with the chief executive. In addition, any director may require a matter to be placed on the board's agenda.

Independent non-executive directors meet on a regular basis, without any executive director or other member of management present. The chairman presides over these meetings. Interested persons may raise issues with the chairman for consideration by the non-executive directors – contact details are available on Rinker's internet site.

Whenever necessary to ensure that discussion on sensitive matters may be conducted plainly and openly, the chairman will request executive directors and other members of management who may be present to temporarily leave the board meeting. If necessary, the chairman will call a separate formal meeting of non-executive directors.

Subject to any need for the directors to meet in private, the company secretary and, at the chairman's invitation, the chief financial officer, attend all board meetings.

Senior managers who report to the chief executive are expected to make personal presentations to the board regularly – including at the board's annual budget and strategy meeting with management and on other appropriate occasions – to provide an in-depth review of the performance and issues of the business for which they are responsible. Other managers are invited to attend such sessions when appropriate.

Directors are expected to participate actively in debate at board meetings and to bring independent judgment to bear. Constructive differences of opinion and robust debate are fundamental to the effective operation of the board. Any director may request matters of concern to be recorded in board minutes.

In accordance with the board's Policy for Obtaining Independent Professional Advice, the board, each committee of the board, and each individual director have the right to obtain independent professional advice at Rinker's expense to assist them to carry out their duties. For individual directors, the prior approval of the chairman is required, but may not be unreasonably withheld. If such consent is withheld, the board must be promptly informed and the director may then seek board approval to obtain such advice. This right to obtain independent professional advice was neither exercised nor sought to be exercised during the year.

1.8 Rinker's board committees

The board has established the following committees to advise and support the board in carrying out its duties:

- Audit committee (see charter).
- Safety, health & environment committee (see charter).
- Remuneration & human resources committee (see charter).
- Nominations committee (see charter).

Each committee has a written charter which addresses the committee's composition, overall responsibilities, specific duties, reporting obligations, meeting frequency and arrangements, authority and resources available and provisions for reviewing the committee's charter.

The composition of each committee and the attendance of their members at meetings is set out in the table on the previous page.

1.9 Induction, access to information and continuing education for directors

Upon joining the board, and in addition to their letter of appointment, new directors are provided with a comprehensive information pack and special briefings from management. At the earliest practical opportunity, they take part in visits to key operations in the US and Australia to assist them to rapidly understand the Rinker group's businesses, strategies, people, culture, policies and other key issues.

With the consent of the chairman, which may not be unreasonably withheld, any director may attend (at Rinker's expense) briefings, lectures or courses that the director believes will assist in further developing the director's knowledge and understanding of his or her duties and responsibilities as a director or of issues clearly pertinent to the Rinker group's businesses.

To assist directors to maintain their understanding of the group's businesses and to assess the people running them, senior managers brief the board regularly in person. Site visits and briefings are organised as frequently as practical. Subject to safety requirements, directors have unrestricted access to employees during such visits. External professionals and consultants also brief the board when appropriate.

All directors have direct access to the company secretary and general counsel, who is required to provide guidance on corporate governance issues and developments and to provide assistance on all other matters reasonably requested by directors. The company secretary and general counsel monitors compliance with the Board Charter and other policies and procedures and is accountable to the board, through the chairman, on all corporate governance matters.

Directors have unrestricted access to Rinker's records and information. If the board or an individual director seeks information, the chief executive is required to take all reasonable steps to ensure that no material information is withheld and that no misleading impressions are conveyed.

Comprehensive performance reports are provided to directors monthly, regardless of whether a board meeting is scheduled for that month.

1.10 Performance reviews of the board

Through its nominations committee, and using the services of an independent third party, the board annually formally reviews the performance of the board, its committees, and individual non-executive directors. A review was undertaken during March and April 2005, and a report on its findings and recommendations was presented to the board in May 2005. The review was initially conducted by way of questionnaire, with the opportunity for follow-up discussions if any director, or the independent third party, thought it would be beneficial to do so. The review indicated that the board was performing soundly.

Matters canvassed in the performance review included:

- The effectiveness of the board and each committee in meeting the requirements of their charters, and any amendments that should be made to those charters.
- The contribution, effort and time commitment made by individual directors, both at board meetings and in their other responsibilities.
- The effectiveness of the chairman in leading the board.
- The quality of debate and discussion at board meetings.
- The quality of the relationship between non-executive directors and management.
- The quality and timeliness of board agendas, board papers and secretarial support services.
- The suitability of the blend of skills, experience, qualifications and personal characteristics represented on the board and an identification of any current or potential gaps.
- Any other significant matters that arose during the process.

Through the remuneration & human resources committee, the performance of the chief executive (and other executive directors, if any) is separately and formally reviewed each year. The review evaluates performance against pre-set financial and non-financial goals.

1.11 Safeguards against conflicts of interest

Rinker's directors are required to take all reasonable steps to avoid any action, position or interest that conflicts with an interest of the Rinker group, or could reasonably be perceived to represent a conflict. This is one of the elements of Rinker's Code of Business Ethics – a code that applies to all directors, management and other employees.

If a director has a material personal interest in any matter that concerns the affairs of the Rinker group, he or she must give the other directors immediate notice of such interest. Such notice is to be provided in writing (although the director may first advise the matter personally) to the company secretary, who shall ensure it is brought to the attention of other directors.

If a potential conflict arises, the director concerned does not receive the relevant board papers and is required to withdraw from the board meeting while the matter is considered.

The director must not endeavour, in any other manner, to exercise any influence in connection with the board's consideration of the matter.

If a significant conflict of interest arises that is not capable of being completely quarantined by the above procedure, and which has the potential to affect a director's underlying objectivity or independence of mind, the Chairman, after consultation with the director, may request the director to resign.

1.12 Shareholding requirements for directors

Rinker's Constitution requires each director to hold a minimum of 2,000 Rinker ordinary shares (or the equivalent in Rinker ADRs) in their own name.

In addition, the board's policy is that each non-executive director be encouraged to acquire Rinker shares or ADRs, with a value equivalent to not less than one years base director's fees, within a reasonable time of joining the board, and that such Rinker shares or ADRs continue to be held while remaining on the board.

The board's policy also encourages the chief executive to acquire Rinker shares or ADRs, with a value equivalent to three years of the chief executive 's base remuneration, within a reasonable time and that such Rinker shares or ADRs continue to be held while remaining as chief executive .

Details of directors' shareholdings are set out in the adjacent table.

1.13 Restrictions on share dealings by directors and employees

Directors and employees are subject to Australian and US legal restrictions on buying or selling Rinker securities while in possession of price sensitive information that has not been disclosed to the market (known as insider trading).

Rinker has adopted a Policy on Dealings in Shares by Rinker Directors and Employees that places additional restrictions on the ability of directors and employees to buy or sell Rinker's shares, designed to minimise the risk of actual or perceived insider trading. Regular monthly purchases by the trustee of Rinker's Employee Share Acquisition Plan, on behalf of directors and employees, are permitted to continue throughout the year in accordance with standing instructions. However, those standing instructions may not be changed outside the limited trading windows identified in the policy. The policy has recently been updated to reflect Rinker's quarterly reporting of results to the market. An additional trading window has been added, opening after Rinker's third quarter results are released to the market in January.

Directors' interests in Rinker shares (including Rinker ADRs)

As at 12 May 2005	Relevant interest 2005	Relevant interest 2004
John Arthur	34,700	25,458
David Clarke[1]	1,010,519[2]	260,414
Marshall Criser	34,000	34,000
John Ingram	17,175	15,000
John Morschel	59,487	51,333
Walter Revell	20,000	20,000

1 *During year end 31 March 2004, Mr Clarke had an additional exposure to movements in Rinker's share price by virtue of his election to invest in 245,026 "notional Rinker shares" under the Rinker group's SERP. The SERP is a non-qualified defined contribution plan in the United States to which employees and employers make contributions. The interest was economic only – notional Rinker shares did not carry any rights in connection with Rinker ordinary shares or Rinker ADRs. During year end 31 March 2005, a Rinker subsidiary (through a trustee) acquired Rinker ordinary shares or Rinker ADRs, reflecting Rinker's liabilities under the SERP, and gave participants the ability to decide how the shares and ADRs will be voted. Mr Clarke's SERP interests are therefore now included in the amount shown under the Relevant Interest 2005 column.*

2 *Includes 500,000 Performance Share Plan (PSP) shares granted to Mr Clarke during year end March 2005. These shares are at risk and will be eligible to vest if performance criteria are met.*

Also, on a one-off basis this year, as a consequence of Rinker's early announcement to the market (on 8 April 2005) of its expected financial results for the year ended 31 March 2005, directors brought forward and extended (in each case by one month) the trading window that normally opens with the formal announcement of those results in May.

In accordance with ASX Listing Rules, Rinker is required to notify ASX, within five business days, of any sale or purchase of Rinker securities by a director. This notification is also filed publicly by Rinker with the SEC (on Form 6-K). To enable Rinker to fulfil this obligation, each director has entered into an agreement with Rinker under which the director is required to notify the company of any such sale or purchase as soon as reasonably practicable, and in any event within three business days.

2. Rinker's shareholders

2.1 Communications strategy

Rinker is committed to providing shareholders with extensive, transparent, accessible and timely communications on company activities, strategy and performance.

The primary tools used to communicate with shareholders include:

- Releases to ASX and SEC/NYSE in accordance with continuous disclosure obligations.
- Extensive use of Rinker's internet site www.rinkergroup.com
- Annual report.
- Half-yearly results summary published on internet.
- Annual general meeting (AGM).
- Email distribution of company releases, reports and other communications.
- Media coverage of significant announcements.

Rinker's communications program includes:

- Posting on Rinker's internet site of all announcements and reports to the market, immediately following release by ASX.
- Mailing annual report to shareholders (unless requested otherwise) and posted on Rinker's internet site for downloading.
- Email alerts to shareholders (upon request) informing them of significant announcements and the availability of reports on Rinker's internet site.
- AGM, results briefings to media and analysts, quarterly business updates and conference calls with analysts are all webcast live and archived for later viewing on Rinker's internet site.
- Other major briefings, presentations and management speeches are immediately posted on Rinker's internet site.
- Site visits and strategy briefings are provided for fund managers and analysts. All new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker's internet site.
- My Rinker employee newsletters are posted on Rinker's internet site.

Shareholder questions about Rinker.

Shareholders can raise questions by contacting Rinker by telephone, facsimile, email or post.

Contact details are provided on Rinker's internet site and the outside back cover of this concise annual report.

Shareholder participation at Rinker AGMs:

- Shareholders are encouraged to attend Rinker's AGM each year, to ask questions and to exercise their voting right.
- At Rinker's request, our external auditor has undertaken to attend each Rinker AGM to be available to answer relevant shareholder questions.
- Shareholders who cannot attend in person are encouraged to lodge a proxy and to view the live webcast.
- Addresses by the chairman and the chief executive , together with any relevant presentation materials, are released to ASX and the SEC and posted on Rinker's internet site concurrently with the AGM.
- Voting results (including a summary of proxy voting) on matters considered at the AGM are released to ASX and the SEC and posted on Rinker's internet site as soon as they are determined.
- A report on the AGM is provided to shareholders on request and is posted on Rinker's internet site.

2.2 Market disclosure policy

Rinker's ordinary shares are listed on ASX and its ADRs are listed on NYSE. Rinker must comply with disclosure obligations in both Australia and the US.

Rinker's *Market Disclosure Policy*, coupled with its communication strategy referred to above, is designed to put into practice Rinker's commitment to:

- Provide relevant information about the company, its performance and activities to the market in strict compliance with its disclosure obligations under Australian and US law.
- Avoid selectively disclosing price sensitive information.
- Take all reasonable steps to provide all shareholders and other interested parties with equal access to information that is made available to the market.

3. Rinker's ethical culture

Rinker's *Code of Business Ethics* applies to all directors, officers and employees within the Rinker group.

The key elements of the code include:

- Acting within the law and Rinker's policies.
- Acting with integrity.
- Acting responsibly with respect to all stakeholders, including fellow employees, customers, communities, shareholders and suppliers.
- Avoiding conflicts of interest.
- Integrity in financial reporting.
- Respecting the value and confidentiality of information.
- A drug-free, safe and healthy working environment.
- Safeguarding company assets and resources.

Over 3,000 middle ranking and senior managers are required to certify annually, in writing, their knowledge of, and compliance with, the code. A hotline telephone number is available for confidential reporting of concerns or suspected violations. Anonymous reports may also be made. The code protects any employee who makes a report in good faith from indignity or retaliation.

Rinker has also established a separate *Policy on Dealings in Shares by Rinker Directors and Employees.*

4. Rinker's remuneration

Rinker's board has established a remuneration & human resources committee, the main role of which (as set out in its *charter*) is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

- Providing sound remuneration and employment policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker's shareholders.
- Fairly and responsibly rewarding executives, having regard to the interests of shareholders, Rinker's performance, the performance of the relevant executive and employment market conditions.
- Evaluating potential candidates for executive positions, including the chief executive, and overseeing the development of executive succession plans.

All members of the committee are independent non-executive directors. Its *charter* is available on Rinker's internet site. Attendance at its meetings is set out on page 34.

The board and the committee recognise that – while remuneration is important in recruiting, retaining and motivating highly talented and effective people – other factors also play a major role. These include Rinker's corporate reputation, its ethical culture and business values, its executive leadership and its other human resources policies.

Rinker has prepared a separate *Remuneration Report*, set out on pages 39 to 47 of this annual report. Among other things, the report:

- Explains the board's policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Rinker group.
- Discusses the link between the board's policies and Rinker's performance.
- Provides a detailed summary of performance conditions, explaining why they were chosen and how performance is measured against them.
- Identifies the companies that Rinker's performance is measured against for the purpose of its long term incentive plan.
- Sets out remuneration details for each director and for each member of Rinker's senior executive management team.

With the exception of USP, described at the beginning of this statement, no current or proposed equity-based remuneration within Rinker involves the issue of new shares. All shares for equity plans are purchased on-market and the relevant cost expensed in accordance with accounting standards. The board has noted clarification that ASX Recommendation 9.4, relating to shareholder approval of equity-based executive remuneration plans, is intended to apply only to plans involving the issue of new shares, that is, plans that dilute the holdings of existing shareholders.

Even so, the board is satisfied that shareholders will be afforded adequate opportunity to consider and pass comment on such plans, which are fully explained in the *Remuneration Report*, when considering the adoption of the *Remuneration Report* at Rinker's AGM on 18 July 2005.

5. Integrity of Rinker's financial reporting

The primary responsibility of the audit committee is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

- The integrity of Rinker's financial reporting.
- Compliance with legal and regulatory requirements, and with Rinker's *Code of Business Ethics*.
- The external auditor's qualifications and independence.
- The system of risk management and internal controls that management has established and the process of internal and external auditor review of internal control.
- The performance of Rinker's internal audit function and external auditors.

All members of the audit committee are independent non-executive directors. Its *charter* is available on Rinker's internet site. Attendance at its meetings is set out on page 34.

Because Rinker is registered with the SEC, under US law the audit committee is required to be directly responsible for the appointment, compensation, retention and oversight of the external auditor and the pre-approval of all auditing, audit-related and permitted non-audit services performed by the external auditor. Under the *Corporations Act 2001* the company in general meeting must approve the removal of external auditors and the appointment of new external auditors, giving rise to a potential inconsistency. Rinker will give effect to the provisions of the *Corporations Act 2001* to the extent of any inconsistency, giving shareholders ultimate authority in such circumstances.

The audit committee annually reviews the qualifications, performance and independence of the external auditor. Further details of the matters taken into account in reviewing performance and assessing independence are set out in its *charter*. Those matters, together with a review of the external auditor's proposed work plan for the coming year and an assessment of the external auditor's ability to conduct an effective, comprehensive and complete audit for an agreed fee, are the key factors in determining whether to appoint the incumbent external auditor for a further year or to seek the appointment of a new external auditor.

The lead and concurring partners of Rinker's external auditor must be rotated at least every five years, followed by a five-year minimum *time out* period during which those partners may not take part in the Rinker audit. Other audit partners on the engagement team must be rotated at least every seven years, followed by a minimum two-year *time out* period.

Rinker's chief executive and chief financial officer are required to state in writing to the board that Rinker's financial reports present a true and fair view, in all material respects, of Rinker's financial position and performance and are in accordance with relevant accounting standards.

6. Oversight of risk

The board is responsible for the Rinker group's system of internal control and for reviewing its effectiveness in meeting Rinker's objectives, with the goal of achieving a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures.

The board has established a process for identifying, evaluating and managing significant risks faced by Rinker. The process is reviewed annually and was in place during the year ended 31 March 2005 and up to and including the date of approval of the 2005 annual report and financial statements.

Rather than having a single risk policy, Rinker has specific policies and processes for addressing the key areas of business risk, financial risk, financial integrity risk and compliance risk. Relevant policies cover areas such as limits of authority, ethics and integrity, compliance with laws and regulations, treasury management, safety, health environment and human resources.

Rinker's management is responsible to the board for managing, reporting upon and implementing strategies to address those risks. In addition to formal strategic planning sessions, monthly reports to the board identify issues that represent business, financial and compliance risks, and include updated information on key economic indicators. The audit committee reports to the board on financial and financial integrity risks and the group's risk management systems overall. The safety, health & environment committee and the remuneration & human resources committee report to the board on risks (mainly business and compliance risks) relating to matters within their *charters*.

Rinker is subject to economic risks in its markets, including variations in demand across the construction industry economic cycle, the level of government funded construction projects, interest rates, competition, and sources and prices for purchased goods and services. An important part of Rinker's strategy is growth through acquisitions, and there is a risk that future acquisition opportunities may not be as attractive as past opportunities or may fail to achieve target returns.

Disruptive events such as labour disputes, severe weather, natural disasters, or terrorist activities could affect day-to-day operations. Rinker must also manage risks of breaches of compliance with health, safety, environmental, land use, trade practices and other laws and regulations and contractual obligations.

Rinker has adopted the Committee of Sponsoring Organizations framework (1992 COSO framework) as its risk management and internal control framework. Controls are assessed at both the entity and activity levels.

Assurance functions – including internal auditors and health, safety and environmental auditors – perform reviews of control activities and provide regular written and face-to-face reports to the board, its committees, and to senior management. The board receives and reviews minutes of the meetings of each board committee.

Some risks, such as natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties through insurance coverage, to the extent considered appropriate.

Rinker has established a disclosure committee, drawn from management, which is responsible for reviewing the effectiveness of the group's controls and procedures for the public disclosure of financial and related information. This committee presents the results of its review to executive management and directors.

In the course of approving Rinker's financial statements and notes thereto for the year ended 31 March 2005, the board considered certificates from the chief executive and the chief financial officer stating that, in the opinion of those officers:

- The integrity of Rinker's financial statements and notes thereto was founded on a sound system of risk management and internal compliance and control systems which, in all material respects, implement the policies adopted by the board.
- Rinker's risk management and internal compliance and control systems, to the extent they relate to financial reporting, were operating effectively in all material respects, based on the 1992 COSO framework.

7. NYSE corporate governance rules

Because Rinker's ADRs are listed on the NYSE, Rinker is required to disclose any significant differences between its corporate governance practices and the NYSE corporate governance rules. There are two potentially significant differences.

Under the NYSE rules, the nominations committee is required to develop and recommend to the board a set of corporate governance principles applicable to the corporation. In Rinker's case, the board as a whole has developed and adopted Rinker's corporate governance principles. The board believes that this is appropriate for Rinker, particularly given that five of Rinker's six directors, including the chairman and deputy chairman, are independent, non-executive directors.

To provide checks and balances on the potential dilution resulting from the process of earmarking shares to be used for equity-based awards to employees and directors, the NYSE rules generally require that all equity-compensation plans be approved by shareholders. The NYSE rules define an equity-compensation plan broadly to include plans involving both newly issued shares and shares acquired on-market. With the exception of its Universal Share Plan (USP), all of Rinker's other share plans involve shares acquired on-market and, therefore, are non-dilutive to shareholders. Full disclosure is made of shares purchased under these plans for senior executives and the costs are expensed and disclosed in accordance with accounting standards. Rinker's USP is described above (under the heading "ASX principles and recommendations").

Rinker has not obtained shareholder approval for its share plans open to employees and directors. However, the board has elected to put its *Remuneration Report*, which includes details of all share plans, to shareholders for adoption by way of a non-binding resolution at Rinker's annual general meeting on 18 July 2005.

Remuneration report

1. Remuneration & human resources committee

The remuneration & human resources committee (the committee) operates under the delegated authority of Rinker's board of directors. The committee's *charter* is available on Rinker's internet site www.rinkergroup.com

The committee is comprised solely of independent non-executive directors, being John Ingram (chairman), John Arthur and Marshall Criser.

The committee met five times during the year, with all members attending each meeting.

The committee's primary responsibility is to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to:

- Providing sound remuneration and employment policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker's shareholders.
- Fairly and responsibly rewarding executives, having regard to the interest of shareholders, Rinker's performance, the performance of the relevant executive and employment market conditions.
- Evaluating potential candidates for executive positions, including the chief executive, and overseeing the development of executive succession plans.

The committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external professionals, on terms it determines appropriate, without seeking approval of the board or management.

Rinker engaged external advisors on matters relating to remuneration. All information relevant to matters being considered by the committee has been made available to its members. The committee did not separately retain any advisors during the year.

The table below lists those advisors who were retained during the year. All advisors are independent and were engaged solely on the basis of their competency in the relevant field.

Advisor	Services provided
Compensation Strategies Inc	US non-executive director compensation and benchmarking. US executive compensation and benchmarking.
Deloitte & Touche[1]	401(k) and pension plan audits.
John V Egan Associates	Australian non-executive director compensation and benchmarking. Australian executive compensation and benchmarking.
Stern Stewart	Short term incentive plan design.

1 *Services provided by Deloitte & Touche were approved in advance by the audit committee.*

2. Remuneration principles

The board recognises that Rinker's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Rinker must be able to attract, retain, and motivate highly skilled executives dedicated to the interests of its shareholders.

Rinker's remuneration principles

- Competitive remuneration arrangements are provided to attract, retain and motivate executive talent.
- A significant portion of executives' rewards is linked to performance in creating value for shareholders.
- The chief executive and other senior executives are encouraged to adhere to Rinker's share ownership guidelines.
- Severance payments for executives are limited to pre-established contractual arrangements which do not require Rinker to make any unjustified payments in the event of termination for cause. (See section 5.1.3 for termination benefits for the chief executive. Section 6, footnotes 7 and 8, outline termination benefits for senior executives.)
- Full legal compliance and disclosure of executive remuneration.

The board and the committee also recognise that although remuneration is a major factor in recruiting and retaining highly talented and effective people, other factors play a substantial role, including Rinker's corporate reputation, its ethical culture and business values, its executive leadership and its other human resources policies and practices.

3. Remuneration structure

The remuneration structure for senior management comprises policies and programs under two general categories: fixed and variable remuneration.

- Fixed remuneration is made up of base salary and welfare, retirement and incidental other benefits.
- Variable remuneration, consisting of an annual short term incentive plan and long term incentives, is tied to performance and is at risk, depending upon performance.

The remuneration structure is designed to strike an appropriate balance between fixed and variable remuneration. To accomplish this, the committee considers, in addition to the performance of individual executives, external benchmarking data and Rinker's relative performance against a group of peer companies. The peer group includes companies in the construction materials business. (See performance chart under section 3.2.2a for a comparison of Rinker's performance against its group of peer companies.) After this review, the committee determines the base salary for the chief executive and senior executive team and determines the parameters for variable remuneration.

All remuneration received by the chief executive and senior executive team is detailed in sections 5 and 6 of this report.

3.1 Base salary

Base salaries are determined by reference to appropriate benchmark information, taking into account an individual's responsibilities, performance, qualifications, experience and geographic location. The broad objective is to ensure that the base salary is set at median market levels. For year end 31 March 2005, the base salary of Rinker's chief executive was slightly below the 50th percentile of salaries of chief executives of a broad sample of comparable companies.

3.2 Variable remuneration

The committee and the board believe that well designed and managed short term and long term incentive plans are important elements of employee remuneration, providing tangible incentives for employees to strive to improve Rinker's performance both in the short term and long term for the benefit of shareholders. Participation in these plans encourages employees within the Rinker group to enjoy a greater involvement and share in the future growth, prosperity and profitability of the company in a way that gives them a common interest with shareholders.

The proportions of total remuneration which may be received in variable form varies between senior Rinker group managers but is consistent with local practices in each country and takes into account individuals' responsibilities, performance and experience. All variable remuneration is tied to performance.

Under the Short Term Incentive (STI) Plan, performance is measured through generation of economic profit, a measure of profit after taking into account the cost of invested capital required to produce that profit (that is, the profit after tax less the cost of capital). The committee chose this measure as it is closely linked to the creation of additional value for shareholders. If economic profit is positive, shareholder value is being created. Through its design, the STI encourages participants to both sustain and improve upon performance levels reached in the prior year. Since economic profit is measured at the operating unit level, each manager in the organisation has an incentive to maximise the economic profit of his or her operating unit.

For year end 31 March 2005, the targeted bonus opportunity for the chief executive was 75 per cent of his base salary and for the members of the senior executive team, the targeted bonus opportunity was 55 per cent of their base salary. Because actual performance greatly exceeded target levels, STIs earned by the chief executive and members of the senior executive team also exceeded the targeted percentages of base salary. Maximum annual payment to all participants was limited to their base salary as at 31 March 2005. Amounts earned that exceed the payment limitations are tracked in a contingent bonus reserve and are at risk of forfeiture based on future results and continued employment.

For year end 31 March 2006, after consideration of external advice, the committee recommended and the board approved an increase in the maximum annual payment limitation for the chief executive to one and a half times his base salary as at 31 March 2006. All other provisions of the plan are unchanged.

Under the Long Term Incentive (LTI) Plan, performance is measured by comparing Rinker's total shareholder return (TSR) (share price appreciation plus dividends reinvested) with a group of peer companies. This is an equity based plan under which participants can earn Rinker shares or American Depositary Receipts (ADRs) or both. The committee believes this best aligns the interests of participants in the LTI plan with those of its shareholders as it measures Rinker's performance in generating returns to shareholders against its peer group of companies.

Although the maximum number of shares that could vest for each individual participant is limited by the number of shares granted, as the market price of the shares increases (or decreases) so does the value of the grant to the participants.

3.2.1 Short term incentive plan

The STI plan is designed to directly link variable remuneration to financial performance. It is an integral part of the Rinker high performance culture and is designed to drive continuous performance improvement in each business in the Rinker group.

Effective year end 31 March 2005, Rinker redesigned the STI plan to reward for sustained improvements in economic profit, clearly aligning participants' interests with those of shareholders. A goal of this design was to segregate the internal planning process from incentive plan targets by building in mechanisms that ensure that rewards are only paid for sustainable improvements in economic profit.

Key components of the STI plan include:

a Incentives based on changes in economic profit from the prior year. In any given year, and subject to the overriding cap referred to below, cash payments are limited to:

- the value of the target bonus plus one third of the amount earned over target bonus for the chief executive and senior executive team, or
- twice the target bonus for all other participants.

For year end 31 March 2005, in all cases payments were capped at a participant's 31 March 2005 annual base salary.

For year end 31 March 2006, the payment to the chief executive will be capped at one and a half times his base salary (as at 31 March 2006) and all other participants will continue to be capped at one times their base salary (as at 31 March 2006).

b Economic profit improvement targets are set for multiple years to encourage longer term decision making and continuous improvement.

c Amounts declared represent the full amount of the STI plan award earned during the year. These amounts are fully accrued and expensed in Rinker's accounts during the year in which they are earned. Amounts declared above the payment caps (as described in section 3.2.1a, the first point above) are tracked in a contingent bonus reserve and may be paid out in future years.

d The contingent bonus reserve is at risk, based on future performance and is not subject to interest. Upon termination of employment, the participants do not have any claims for this amount. Should performance fall below acceptable levels, part or all of the amounts conditionally deferred in the contingent bonus reserve may be forfeited. This component is intended to further motivate STI plan participants to sustain and improve results into future years.

e The committee has discretion to adjust the calculated awards for the chief executive and senior executive team based on company performance related to safety, health and environmental issues, their overall compliance with policies and commitment to Rinker's Code of Business Ethics and to the organisation's values.

Based on the excellent performance of Rinker during the past year, as measured by improvement in economic profit and achievement of individual goals, the board has approved a declaration totalling US$6,797,879 for the chief executive and senior executive team. Due to the above-mentioned caps, the committee has approved incentive award payments equal to US$3,424,542 for this group with the balance, or US$3,373,337 tracked in the contingent bonus reserve.

(See table "Short term incentive plan – contingent bonus reserve" for additional detail regarding the STI amounts earned and tracked in the contingent bonus reserve for the chief executive and senior executive team.)

3.2.2 Long term incentive plans

Effective for year end 31 March 2005, Rinker introduced the Performance Share Plan (PSP). This plan supersedes all previous long term incentive plans although one of those plans, the Cash Award Share Plan (CASP), will continue until the completion of its performance period.

3.2.2a Performance Share Plan

The PSP is a long term equity incentive plan for Rinker's chief executive, senior executive team and employees making key contributions in Australia or the United States. The PSP is designed to align participants' interest with that of shareholders by increasing the value of Rinker shares. For executives in the United States, the PSP replaced a long term incentive plan, the performance period of which concluded 31 March 2004. No further payments will be made under that plan. For executives in Australia, the PSP replaced any new issues that would have been made under the CASP. The qualifying period for the one CASP grant issued (and which is still outstanding) will conclude no later than 11 August 2008.

Under the PSP, eligible participants are offered the opportunity to qualify for Rinker shares based on Rinker's TSR performance versus a peer group of companies.

The initial value of the award that can be potentially earned by a participant is based on Rinker's financial performance, as well as level of responsibility and individual performance. Shares are acquired on-market, on behalf of participants.The shares only vest if performance and time qualifications are met.

The initial value of the potential award, as referred above, is applied under the PSP to purchase Rinker shares (or ADRs or both) on-market in the ordinary course of trading on the Australian Stock Exchange (ASX) or the New York Stock Exchange (NYSE) or both. Once the shares are purchased on-market, participants are entitled to any dividends, return of capital or other distribution made in respect of Rinker shares (and/or ADRs) held on their behalf, prior to vesting. Each participant may direct the plan trustee how to vote any shares held on the participant's behalf. In the absence of those directions the shares will not be voted.

The first offering under the PSP was during year end 31 March 2005. The vesting hurdle for these shares is the Rinker TSR percentile ranking within a group of peer companies between 1 April 2004 and 31 March 2007. For that first offering, a portion of the award will vest at 25th percentile performance and increase up to 100 per cent vesting at 75th percentile performance versus the group of peer companies (see table "Summary of long term incentive plans" that follows in section 3.2.2c).

A proportionate share of the PSP award grant related to year end 31 March 2005, has been included in the remuneration table in sections 5.1.1 and 6 under the heading "Long term incentive – PSP".

Participants will be encouraged to make progress toward achieving full compliance with Rinker's share ownership guidelines (see section 4.1) by retaining at least 25 per cent of vested shares.

A second grant has been approved for year end 31 March 2006 on similar terms to the first grant.

Having regard to the long term incentive plan design changes taking place in Australia and the United States, the committee will undertake a further review of the PSP design during the coming year, including vesting provisions, to determine if any changes to the plan should be considered for future grants.

Performance of Rinker for Performance Share Plan

The chart below shows Rinker's total shareholder return compared with its group of peer companies.


Actual TSR %
–3.8%
17.6%
25.9%
38.5%
63.7%
Rinker
–3.8
8.8
14.7
16.9
20.9
22.2
25.3
26.6
29.5
35.7
39.6
43.9
58.8
63.7
25th%
50th%
75th%
100th%
Percentile performance
Peer companies
Rinker

From 1 April 2004 to 31 March 2005

Rinker's total shareholder return exceeded each of its peer companies

3.2.2b Cash Award Share Plan

The CASP is a long term equity incentive plan for Australian-based senior executives and key contributor employees that was also designed to promote the total shareholder return of Rinker shares. As described above, it has been superseded by the Performance Share Plan, effective from 1 April 2004.

Under the CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals. The value of the potential incentive was based on level of responsibility and performance. The shares were acquired on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met. The performance hurdle for shares offered in August 2003 (the only offer made under the CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between 11 August 2003 and any time between 11 August 2006 and 11 August 2008.

Each offer was also subject to a minimum holding period. Shares cannot be withdrawn from CASP until 10 years from the date of vesting, or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, prior to vesting. The plan rules specify the basis on which any bonus shares issued in respect of shares received under CASP, or shares received on behalf of a participant on exercise of rights issues, will be held. Each participant may direct the trustee how to vote any shares held on the participant's behalf. In the absence of those directions, the shares will not be voted.

For Australian-based executives, a proportion of the CASP award grant related to year end March 2005 has been included in the remuneration tables in section 6 under the heading "Long term Incentive – CASP".

Performance of Rinker for Cash Award Share Plan

The chart below shows the performance of Rinker relative to the S&P/ASX 200:

Rinker's total shareholder return compared to the S&P/ASX 200


%
120
60
0
108.0%
41.1%
Rinker TSR
S&P/ASX 200 TSR

From 11 August 2003 to 31 March 2005

Rinker's total shareholder return was more than double that of the S&P/ASX 200 index

3.2.2c Summary of long term incentive plans

FEATURE	Cash Award Share Plan	Performance Share Plan	
		Year end 31 March 2005	Year end 31 March 2006
Offered to	Australian-based executives	Australian and US-based executives	Australian and US-based executives
Grant cycle	Not applicable – legacy plan Qualifying / performance period for the only grant issued has not yet concluded	Annual grants with performance based vesting three years from grant date	Annual grants with performance based vesting three years from grant date
Measurement from to	Remaining grant 11 August 2003[1] 11 August 2006	 1 April 2004[2] 31 March 2007	 1 April 2005 31 March 2008
Qualifying / performance period ends	11 August 2008	31 March 2007	31 March 2008
Performance condition	Total shareholder return compared to S&P/ASX 200	Total shareholder return ranking within a peer group of companies	Total shareholder return ranking within a peer group of companies
Vesting schedule	TSR <= S&P/ASX 200 = 0% TSR > S&P/ASX 200 = 100%	<25th percentile = 0% 25th – 50th percentile = 20% – 40% 50th – 75th percentile = 40%– 100% >75th percentile = 100%	<25th percentile = 0% 25th – 50th percentile = 20% – 40% 50th – 75th percentile = 40%– 100% >75th percentile = 100%
Peer group[3]	S&P/ASX 200	Boral Limited, Cemex SA de CV, CRH plc, Florida Rock Industries, Inc., Hanson plc, Heidelberg Cement AG, Holcim Limited, Lafarge North America, Lafarge South America, Martin Marietta Materials, Inc., St. Lawrence Cement Group, Inc., US Concrete, Inc., Vulcan Materials Company	

1 *The performance period for the CASP began 11 August 2003 when Rinker's share price was A$5.40. At 31 March 2005, it had increased to A$10.80. The total shareholder return for this period was 108 per cent.*

2 *The performance period for the PSP began 1 April 2004 at which time Rinker's share price was A$7.05. The individual grants were approved on 22 June 2004. The 21 June 2004 share price of A$8.02 determined the PSP values listed in the chief executive and senior executive remuneration tables in sections 5.1.1 and 6. As at 31 March 2005, Rinker's share price was A$10.80.*

The PSP TSR for the performance period from 1 April 2004 through 31 March 2005 was 63.7 per cent and ranked the highest amongst the peer group.*

**For the PSP, the annual TSR is calculated as:*

(Ending share price – beginning share price + dividends) / beginning share price

Beginning and ending share prices will be calculated from a 30-day trading average at the beginning and ending of each fiscal year. (For year end 31 March 2005, the beginning price was A$7.04 and the ending share price was A$11.38.) The TSR for the three year performance cycle will be calculated as the average for the three annual TSRs.

3 *At the discretion of the committee, the companies listed as members of the peer group under the PSP may be added to or deleted for purposes of calculating performance under each grant. As a result of consolidation in the construction materials industry during the past year, Aggregate Industries plc and RMC Group plc have been removed from the peer group and Cemex SA de CV has been added.*

3.2.2d Company performance

The chart below shows the performance of Rinker's ordinary shares since they began trading on 31 March 2003, after the demerger from CSR Limited. As reflected in the chart, Rinker's share price has increased 119 per cent over the subsequent two-year period, during which Rinker paid four dividends totalling A$0.28 per share. A final dividend of A$0.14 per share has been declared for year end 31 March 2005. Total TSR for the two year period is 124.7 per cent. Rinker's return on shareholders' equity increased from 12.2 per cent to 17.3 per cent during that period.

Rinker's share price appreciation compared to a group of peer companies, S&P/ASX 200 and S&P 500 index



Share price appreciation
%
0
40
80
120
Rinker Group Limited 119.1%
Average peer group performance 81.5%
S&P/ASX 200 index 42.4%
S&P 500 index 39.2%

From 31 March 2003 to 31 March 2005

Rinker's total share price appreciation exceeded key benchmarks

Rinker's strong performance over the past two years has resulted in high levels remuneration being paid to some employees participating in the short term incentive plan. If performance is maintained, we anticipate the current long term plans to fully vest. Because these plans are designed to align participant's interest with those of shareholders, both have benefited from Rinker's strong performance to date.

3.3 Other benefits

Rinker provides senior executives with other benefits commonly provided at their peer management level. These may include life insurance, vehicle allowance and club memberships. Additionally, it may include relocation and expatriate related expenses. All such benefits are included in the remuneration disclosed for the chief executive in section 5.1.1 and members of the senior executive team in section 6.

3.4 Retirement and superannuation benefits

Rinker provides retirement and superannuation benefits for its employees, including senior executives. Senior executives in Australia are members of one of the two divisions of a Rinker group sponsored superannuation pension fund.

The defined benefit division (a long established plan available only to a limited number of former CSR employees, which ceased accepting new members from 1989) provides lump sum benefits on withdrawal prior to the age of 52, and lump sum or pension benefits, or a combination of the two, on retirement from the age of 52. The accumulation division provides a lump sum benefit equal to the balance of a member's account, which includes contributions made by the member and the relevant Rinker group entity, together with net fund earnings.

Senior executives in the United States are eligible to participate in the 401(k) Profit Sharing Retirement Plan and the Supplemental Executive Retirement Plan (a non-qualified deferred compensation plan). The 401(k) Profit Sharing Retirement Plan and the Supplemental Executive Retirement Plan are defined contribution plans, with contributions made by both the employee and the company. All such benefits are included in the remuneration disclosed for the chief executive and members of the senior executive team in section 5.1.1 and 6, respectively.

Retirement benefits for non-executive directors are discussed in section 7.1.

3.5 Employee share plans

3.5.1 Rinker Employee Share Acquisition Plan

The Rinker Employee Share Acquisition Plan (ESAP) enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax remuneration or bonuses. Those shares are purchased on-market, in the ordinary course of trading on ASX, by the ESAP trustee and held in trust for the participant.

Eligibility to participate in the ESAP is determined by the Rinker board.

Shares may be retained in the Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits currently only apply for a maximum of 10 years. If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to them.

Withdrawal of shares from the Rinker ESAP and transfer to a participant or sale requires the approval of the Rinker board.

Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorised deductions).

Participants may direct the trustee how to vote any shares held on the participant's behalf. In the absence of such directions, the shares will not be voted.

3.5.2 Rinker Universal Share Plan

Rinker's Universal Share Plan (USP) is open to all Australian employees who have been employed for at least one year. Those employees may annually acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration. The maximum number of shares available for each employee under the plan is set by the board on the recommendation of the committee.

Last year, the maximum was 100 shares, with an entitlement of up to an additional 100 shares for no further consideration. The plan enables participants to qualify for the limited favourable tax treatment available in Australia for broad-based employee share plans.

No loan facility is offered under the USP.

Shares allotted under the USP are ordinary shares, equivalent in all respects to, and ranking equally with, existing fully paid ordinary shares. During year end 31 March 2005, 237,900 shares were issued in total to the 1,259 employees who participated in the USP.

Shares allotted under the USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or when the participant ceases to be employed by any Rinker group company. After that time, the participant may retain ownership of the shares or sell them.

4. Share ownership

4.1 Share ownership guidelines

The committee recognises that the interest of shareholders is supported by the establishment of share ownership guidelines. Share ownership guidelines have been set for the non-executive directors, the chief executive and senior executives of the company. The guidelines help maintain a continuous link between their financial interests and those of shareholders. A multiple of salary approach has been put into operation, as follows:

Position	Share ownership guideline
Non-executive directors	100 per cent of base fees
Chief executive	300 per cent of base salary
Senior executives	200 per cent of base salary

Under the guidelines, established in November 2003, executives are expected to make reasonable progress toward reaching the target share ownership with the objective of meeting the guidelines by 31 March 2008. The guidelines are based on best practices for public companies, which suggest senior management accumulate a meaningful shareholding in their employing company on a long term basis.

Directors' shareholdings

Directors' shareholdings	Nature of holdings [1]	Balance 31 March 2004	Granted subject to performance hurdle	Net changes other [2]	Balance 31 March 2005
John Arthur	Ordinary	17,663	-	-	17,663
	CASP / PSP[3]	-	-	-	-
	ESAP[4]	6,396	-	8,346	14,742
	SERP[5]	-	-	-	-
	TOTAL	**24,059**	**-**	**8,346**	**32,405**
David Clarke Chief Executive	Ordinary	260,414	-	1,085	261,499
	CASP / PSP[3]	-	500,000	-	500,000
	ESAP[4]	-	-	-	-
	SERP[5]	245,026	-	3,994	249,020
	TOTAL	**505,440**	**500,000**	**5,079**	**1,010,519**
Marshall Criser	Ordinary	34,000	-	-	34,000
	CASP / PSP[3]	-	-	-	-
	ESAP[4]	-	-	-	-
	SERP[5]	-	-	-	-
	TOTAL	**34,000**	**-**	**-**	**34,000**
John Ingram	Ordinary	15,000	-	-	15,000
	CASP / PSP[3]	-	-	-	-
	ESAP[4]	-	-	1,635	1,635
	SERP[5]	-	-	-	-
	TOTAL	**15,000**	**-**	**1,635**	**16,635**
John Morschel	Ordinary	39,640	-	-	39,640
	CASP / PSP[3]	-	-	-	-
	ESAP[4]	9,594	-	8,228	17,822
	SERP[5]	-	-	-	-
	TOTAL	**49,234**	**-**	**8,228**	**57,462**
Walter Revell	Ordinary	20,000	-	-	20,000
	CASP / PSP[3]	-	-	-	-
	ESAP[4]	-	-	-	-
	SERP[5]	-	-	-	-
	TOTAL	**20,000**	**-**	**-**	**20,000**

Senior executives' shareholdings

Senior executives' shareholdings	Nature of holdings [1]	Balance 31 March 2004	Granted subject to performance hurdle	Net changes other [2]	Balance 31 March 2005
Peter Abraham general counsel and company secretary	Ordinary	230,773	-	(99,800)	130,973
	CASP / PSP[3]	27,796	35,000	-	62,796
	ESAP[4]	4,385	-	4,389	8,774
	SERP[5]	-	-	-	-
	TOTAL	**262,954**	**35,000**	**(95,411)**	**202,543**
David Berger vice president strategy and development	Ordinary	35,860	-	302	36,162
	CASP / PSP[3]	-	120,000	-	120,000
	ESAP[4]	-	-	-	-
	SERP[5]	50,840	-	67,411	118,251
	TOTAL	**86,700**	**120,000**	**67,713**	**274,413**
Thomas Burmeister vice president and chief financial officer	Ordinary	20,000	-	-	20,000
	CASP / PSP[3]	-	120,000	-	120,000
	ESAP[4]	-	-	-	-
	SERP[5]	32,518	-	19,484	52,002
	TOTAL	**52,518**	**120,000**	**19,484**	**192,002**
Sharon DeHayes chief executive, Readymix Holdings	Ordinary	21,319	-	176	21,495
	CASP / PSP[3]	-	120,000	-	120,000
	ESAP[4]	-	-	-	-
	SERP[5]	21,690	-	353	22,043
	TOTAL	**43,009**	**120,000**	**529**	**163,538**
Ira Fialkow vice president shared services	Ordinary	21,540	-	2,830	24,370
	CASP / PSP[3]	-	100,000	-	100,000
	ESAP[4]	-	-	-	-
	SERP[5]	42,650	-	35,210	77,860
	TOTAL	**64,190**	**100,000**	**38,040**	**202,230**
Duncan Gage president, Rinker Materials concrete pipe and products	Ordinary	-	-	-	-
	CASP / PSP[3]	-	100,000	-	100,000
	ESAP[4]	-	-	-	-
	SERP[5]	-	-	40,121	40,121
	TOTAL	**-**	**100,000**	**40,121**	**140,121**
Debra Stirling vice president, corporate affairs and investor relations	Ordinary	213,577	-	500	214,077
	CASP / PSP[3]	18,531	25,000	-	43,531
	ESAP[4]	36,098	-	20,945	57,043
	SERP[5]	-	-	-	-
	TOTAL	**268,206**	**25,000**	**21,445**	**314,651**
Karl Watson, Jr president, Rinker Materials west	Ordinary	13,100	-	-	13,100
	CASP / PSP[3]	53,369	120,000	-	173,369
	ESAP[4]	97,410	-	46,358	143,768
	SERP[5]	-	-	-	-
	TOTAL	**163,879**	**120,000**	**46,358**	**330,237**
Karl Watson, Sr president and chief operating officer – US construction materials	Ordinary	10,500	-	-	10,500
	CASP / PSP[3]	-	120,000	-	120,000
	ESAP[4]	-	-	-	-
	SERP[5]	42,650	-	689	43,339
	TOTAL	**53,150**	**120,000**	**689**	**173,839**

4.2 Shareholdings

(refer to tables on this page)

1. *Including American Depositary Receipts (if applicable).*
2. *Includes changes resulting from purchases and sales during the year. This column will also show, when applicable, the vesting or forfeiture of shares held under the CASP and PSP.*
3. *CASP and PSP shares are at risk and will be eligible to vest if performance criteria are met.*
4. *Shares purchased by the executive under the ESAP scheme.*
5. *During year end March 2004, the chief executive and some senior executives had an additional exposure to movements in Rinker's share price by virtue of their election to invest in "notional Rinker shares" under the Rinker group's Supplemental Executive Retirement Plan (SERP). These are listed in the 31 March 2004 balance column. The SERP is a non-qualified defined contribution plan in the United States to which eligible employees and employers make contributions.*

   During year end 31 March 2005, a Rinker subsidiary (through a trustee) acquired Rinker ordinary shares or Rinker ADRs reflecting the Rinker group's liabilities under the SERP, and gave participants the ability to decide how the shares and ADRs will be voted. The amounts shown as "Net changes other" represents the increase during year end 31 March 2005 in the executive's future entitlement to Rinker ordinary shares or Rinker American Depositary Receipts under SERP.

5. Executive director

At the date of this report there is one executive director on the board of directors, David Clarke, age 61, chief executive.

5.1 Employment contract

David Clarke was appointed by the board as president and chief executive officer of Rinker on 1 April 2003. Prior to the demerger, Mr Clarke had been an executive director of CSR since 1996. He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987. His entire professional career has been in the heavy building materials industry, and he has worked extensively in the US, Australia, UK and South East Asia.

Mr Clarke has a three year employment contract with the company that automatically extends the employment term by one year on the anniversary date of his contract unless written notice is given by either Mr Clarke or Rinker that the contract is not to be extended. This notice must be given at least 180 days prior to the anniversary date. Under the contract, Mr Clarke receives an annual salary, participation in both short and long term incentive plans, regular company retirement, health and welfare plans, and reasonable perquisites that are similar to those of comparable chief executive officers. The details of Mr Clarke's remuneration are displayed in 5.1.1. A copy of Mr Clarke's employment contract was filed with the US Securities Exchange Commission (SEC) as an exhibit to Rinker's 2004 SEC Form 20-F and is available on Rinker's internet site.

5.1.1 Remuneration

Chief executive David Clarke's remuneration

The remuneration paid to Mr Clarke is set out in the following tables. *(Amounts in US$ with A$ equivalents also shown.)*

		Primary				Post employment	Equity	
		Base salary	Short term incentive[1]	Cash long term incentive[2]	Non monetary and other benefits[3]	Retirement benefits[4]	Long term incentive – PSP[5]	TOTAL
2005	US$	792,500	815,000	–	48,872	400,238	987,770	3,044,380
	A$	1,071,349	1,101,766	–	66,068	541,066	1,335,330	4,115,579
2004[6]	US$	740,661	644,400	1,541,736	120,461	378,647	–	3,425,905
	A$	1,061,575	923,606	2,209,741	172,654	542,707	–	4,910,283

1 *Amount shown for 2005 represents the amount of the short term incentive award presently payable to Mr Clarke for performance. (See the following table showing Mr Clarke's short term incentive tracked in the contingent bonus reserve.)*

2 *Long term incentive amount was earned for the two years ended 31 March 2004. The 2004 payment represented the last payment due under this superseded plan.*

3 *For year end 31 March 2005, other benefits comprise the costs of life insurance, tax preparation, vehicle allowance, and club membership fees. No loans were made to Mr Clarke during the year and no loans were outstanding to him at 31 March 2005.*

4 *Retirement benefits include the company matching and profit sharing contributions relating to retirement plans and increase in the value of Mr Clarke's interest in the defined benefit superannuation plan. The retirement plans comprise the company's 401(k) plan and the Supplemental Executive Retirement Plan (SERP). Under the SERP, the company matching and profit sharing contributions included in the table represent Rinker's full financial commitment (or obligation) to Mr Clarke under this plan.*

5 *The performance period for the PSP grant listed in the above table ends 31 March 2007 when the PSP grant may vest based on the actual performance of Rinker's TSR as compared to a specified group of peer companies. The above value has been prorated based on the market price on 21 June 2004 (the prevailing price when the board formally approved the grant) and the earliest possible vesting date of 31 March 2007. This represents 33.3 per cent of the total projected number of shares estimated to vest.*

The estimate is based on Rinker's total shareholder return for the year end 31 March 2005 compared to the total shareholder returns of the specified group of peer companies for the same period. Performance during that period was above the 75th percentile resulting in a projected payout of 100 per cent of the pro rata number of shares granted. This projection will be adjusted each year of the performance period based on the projected (or actual) performance against the peer companies.

As at 31 March 2005, no dividends had been paid to Mr Clarke in respect of shares held by him under the initial PSP grant. (See PSP table below for additional detail regarding this grant.)

6 *Prior year data as reflected in last years' annual report. No adjustments have been made for changes to exchange rates.*

Chief executive David Clarke's short term incentive plan – contingent bonus reserve

(Amounts in US$ with A$ equivlents also shown.)

	Year end March 2005 total declaration[1]	Payable in 2005	Conditionally deferred and tracked in contingent bonus reserve[2]
US$	1,992,675	815,000	1,177,675
A$	2,693,818	1,101,766	1,592,052

1 *Represents total short term incentive award earned during year end 31 March 2005. These amounts have been fully accrued and expensed.*

2 *Amount shown is carried forward and may be paid out in future years in all or in part. The contingent bonus reserve for Mr Clarke is at risk, based on future performance and is not subject to interest. Upon termination of employment, Mr Clarke does not have any claims for this amount. (See further discussion of STI under section 3.2.1.)*

Chief executive David Clarke's performance share plan award

(Amounts shown are number of Rinker shares.)

Year end March 2005 Total number of shares granted[1]	Performance below 25th percentile 0% vesting	Performance at 50th percentile target level 40 % vesting	Performance at or above 75th percentile 100 % vesting
500,000	0	200,000	500,000

1 *Total number of shares granted represents the maximum number of shares that may vest if Rinker's TSR reaches 75th percentile performance or above when compared to a specified group of peer companies.*

Mr Clarke is also eligible to receive dividends, returns on capital or other distributions made with respect to these shares. He may also direct the trustee how to vote these shares. (See PSP discussion under section 3.2.2a and the table titled Summary of long term incentive plans in section 3.2.2c.)

5.1.2 Share ownership guidelines

At the time of this report Mr Clarke was in full compliance with Rinker's share ownership guidelines for directors and senior executives.

5.1.3 Termination

After considering independent advice, the board is satisfied that Mr Clarke's termination benefits, as set out below, are reasonable, having regard to current US employment practices.

If Mr Clarke resigns from his employment, he is entitled to the full amount of his salary through to termination date and any unpaid amounts accrued for unused leave. The board may, in its sole discretion, also elect to pay Mr Clarke a pro rata portion of his short term incentive for the period of his active employment during the financial year.

If during his employment period (as defined in Mr Clarke's employment contract), the company terminates the employment of Mr Clarke other than for cause (as defined in Mr Clarke's employment contract), or Mr Clarke resigns from his employment for good reason (as defined in Mr Clarke's employment contract) the company is required to:

- Pay Mr Clarke, in a lump sum, a pro rata portion of his short term incentive, a pro rata share of his long term incentive (in accordance with plan rules) and amounts accrued for unused leave.
- Pay Mr Clarke amounts he would have received in the following 24 months, at the times indicated in his employment contract, for his base salary and short term incentive at target performance. Additionally, Mr Clarke would continue to receive any other benefits he was entitled to at time of termination for the following 24 months.
- Provide Mr Clarke with professional outplacement services valued up to US$15,000.

If, during the employment period, Mr Clarke is terminated for cause, Rinker will have no further obligations, other than the amount of base pay due to Mr Clarke through his termination date and any unpaid amounts of accrued leave.

Upon termination of Mr Clarke's employment for any reason, Mr Clarke is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

6. Senior executives

The table below sets out remuneration details for all members of the senior executive team. This includes the five most highly remunerated executives in both Rinker and the consolidated Rinker group, together with executives holding equal authority with those executives.

Senior executives' remuneration
(Amounts in US$ with A$ equivalents also shown.)

			Primary				Post employment	Equity		
Name	**Year**		**Base salary**	**Short term incentive[1]**	**Cash long term incentive[2]**	**Non-monetary and other benefits[3]**	**Retirement benefits[4]**	**Long term incentive – CASP[5]**	**Long term incentive – PSP[6]**	**TOTAL**
Karl Watson, Jr president – Rinker Materials west[7]	2005	US$	326,250	293,434	–	219,433	23,936	76,864	237,065	1,176,982
		A$	441,044	396,682	–	296,643	32,358	103,909	320,479	1,591,115
	2004[9]	US$	297,504	247,656	–	248,390	35,163	43,921	–	872,634
		A$	426,407	354,960	–	356,013	50,398	62,951	–	1,250,729
Sharon DeHayes chief executive – Readymix Holdings[7]	2005	US$	310,000	304,620	–	209,559	47,610	–	237,065	1,108,854
		A$	419,077	411,804	–	283,294	64,362	–	320,479	1,499,016
	2004[9]	US$	275,004	247,464	283,929	37,012	37,894	–	–	881,303
		A$	394,158	354,685	406,950	53,049	54,313	–	–	1,263,155
Thomas Burmeister vice president and chief financial officer[7]	2005	US$	337,500	337,517	–	37,734	53,100	–	237,065	1,002,916
		A$	456,253	456,276	–	51,011	71,784	–	320,479	1,355,803
	2004[9]	US$	320,004	292,500	387,679	33,971	40,919	–	–	1,075,073
		A$	458,656	419,235	555,653	48,690	58,648	–	–	1,540,882
Karl Watson, Sr president and chief operating officer – US construction materials[7]	2005	US$	337,500	337,517	–	34,267	55,856	–	237,065	1,002,205
		A$	456,253	456,276	–	46,324	75,509	–	320,479	1,354,841
	2004[9]	US$	320,004	292,500	388,304	50,868	46,031	–	–	1,097,707
		A$	458,656	419,235	556,549	72,908	65,975	–	–	1,573,323
David Berger vice president strategy and development[7]	2005	US$	310,000	313,408	–	22,232	37,962	–	237,065	920,667
		A$	419,077	423,684	–	30,055	51,319	–	320,479	1,244,614
	2004[9]	US$	290,004	255,942	393,120	21,943	12,080	–	–	973,089
		A$	415,657	366,837	563,451	31,450	17,314	–	–	1,394,709
Duncan Gage president – Rinker Materials concrete pipe and products[7]	2005	US$	292,500	296,358	–	29,191	42,950	–	197,554	858,553
		A$	395,419	400,635	–	39,462	58,062	–	267,066	1,160,644
	2004[9]	US$	275,000	209,160	378,000	23,895	16,277	–	–	902,332
		A$	394,152	299,785	541,780	34,248	23,330	–	–	1,293,295
Ira Fialkow vice president shared services[7]	2005	US$	285,000	289,300	–	19,010	42,451	–	197,554	833,315
		A$	385,280	391,093	–	25,699	57,388	–	267,066	1,126,526
	2004[9]	US$	265,000	234,252	248,049	32,727	29,112	–	–	809,140
		A$	379,819	335,749	355,524	46,907	41,726	–	–	1,159,725
Peter Abraham general counsel and company secretary[8]	2005	US$	288,625	223,768	–	1,128	119,312	40,033	69,144	742,010
		A$	390,182	302,503	–	1,525	161,294	54,119	93,473	1,003,096
	2004[9]	US$	254,476	155,695	–	–	149,717	23,142	–	583,030
		A$	364,736	223,155	–	–	214,586	33,169	–	835,646
Debra Stirling vice president corporate affairs and investor relations[8]	2005	US$	251,991	213,620	–	854	33,647	26,689	49,389	576,190
		A$	340,657	288,785	–	1,155	45,486	36,080	66,767	778,930
	2004[9]	US$	225,638	151,324	–	–	30,066	15,421	–	422,449
		A$	323,402	216,890	–	–	43,093	22,102	–	605,487

1 *Amounts shown for 2005 represents the amount of the short term incentive awards presently payable to each executive named for performance. (See the following table showing the executives short term incentive tracked in the contingent bonus reserve.)*

2 *Long term incentive amount was earned for the two years ended 31 March 2004. The 2004 payment represented the last payment due under this superseded plan.*

3 *For year end 31 March 2005, other benefits comprise the costs of life insurance, vehicle allowance, and club membership fees. For Ms DeHayes and Mr Watson, Jr this column also contains relocation or expatriate related expenses. Additionally, other benefits include interest imputed on a loan of US$59,000 to an executive that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon the executive's termination of employment.*

(footnotes continue on next page)

4 *For the US executives, retirement benefits include the company matching and profit sharing contributions relating to retirement plans. The retirement plans comprise the company's 401(k) plan and the Supplemental Executive Retirement Plan (SERP). Under the SERP, the company matching and profit sharing contributions included in the table represent Rinker's full financial commitment (or obligation) to the named executives under this plan. For the Australian executives, retirement benefits represent the greater of the incremental increase in the value of the executive's interest in the defined benefit superannuation plans during the year or company contributions made to accumulation superannuation plans in Australia.*

5 *CASP grants are valued at the pro rata value of the total grant. The above value has been prorated based on the market price on 11 August 2003 (the date of grant) and the earliest possible vesting date of 11 August 2006. This represents 33.3 per cent of the projected number of shares estimated to vest. Dividends received by participants are included in amounts. Total dividends for executives shown in the above table for 2005 were A$14,954.*

6 *The performance period for the PSP grants listed in the above table ends 31 March 2007 when the PSP grant may vest based on the actual performance of Rinker's TSR as compared to a specified group of peer companies. The above value has been prorated based on the market price on 21 June 2004 (the prevailing market price when the board formally approved the grant) and the earliest possible vesting date of 31 March 2007. This represents 33.3 per cent of the total projected number of shares estimated to vest. The estimate is based on Rinker's total shareholder return for year end 31 March 2005 compared to the total shareholder return of the specified group of peer companies for the same period. Performance during that period was above the 75th percentile resulting in a projected payout of 100 per cent of the pro rata number of shares granted. This projection will be adjusted each year of the performance period based on the projected (or actual) performance against the peer companies.*

As at 31 March 2005, no dividends had been paid to the named executives in respect of shares held by them under the initial PSP grant. (See PSP table below for additional detail regarding this grant.)

7 *After considering independent advice, the board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices.*

The duration of employment agreements with the relevant executives are for three years, which automatically extends by one year on the anniversary date of the agreement unless written notice is given by either the named executive or Rinker that the agreement is not to be extended. This notice must be given at least 180 days prior to the anniversary date.

If the executive resigns from his or her employment, the company is required to pay the executive the full amount of his or her salary through to his or her termination date and any unpaid amounts accrued for unused leave. The board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short term incentive for the period of his or her active employment during the financial year.

If, during the employment period (as defined in the executive's employment contract), the company terminates the employment of the executive other than for cause (as defined in the executive's employment contract), or the executive resigns from his or her employment for good reason (as defined in the executive's employment contract) the company is required to:

- *Pay the executive, in a lump sum, a pro rata portion of his or her short term incentive, a pro rata share of his or her long term incentive (in accordance with plan rules) and amounts accrued for unused leave.*
- *Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short term incentive at target performance. Additionally, the executive would continue to receive any other benefits he or she was entitled to at time of termination for the following 24 months.*
- *Provide the executive with professional outplacement services valued up to US$10,000.*

If, during the employment period, the company terminates the employment of the executive for cause, the company shall have no further obligations to the executive except the amount of base pay due through his or her termination date and any unpaid amounts of accrued leave.

Upon termination of the executive's employment for any reason, the executive is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

8 *Termination benefits for Mr Abraham and Ms Stirling are the greater of 12 months total remuneration (including target incentives) or three months' base remuneration (base remuneration is equivalent to approximately 75 per cent of fixed remuneration) plus 0.7 months base remuneration per year of service, not to exceed 24 months. As at 31 March 2005, Mr Abraham had 25 years of service and Ms Stirling had six years.*

Should Mr Abraham or Ms Stirling resign or be terminated for cause, the company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts of accrued leave.

9 *No adjustments have been made for changes to exchange rates.*

Senior executives' short term incentive plan – contingent bonus reserve

(Amounts in US$ with A$ equivalents also shown.)

		Year end March 2005 total declaration[1]	Payable in 2005	Conditionally deferred and tracked in contingent bonus reserve[2]
Karl Watson, Jr	US$	506,303	293,434	212,869
	A$	684,451	396,682	287,769
Sharon DeHayes	US$	556,359	304,620	251,739
	A$	752,120	411,804	340,316
Thomas Burmeister	US$	627,550	337,517	290,033
	A$	848,360	456,276	392,084
Karl Watson, Sr	US$	627,550	337,517	290,033
	A$	848,360	456,276	392,084
David Berger	US$	582,725	313,408	269,317
	A$	787,763	423,684	364,079
Duncan Gage	US$	553,575	296,358	257,217
	A$	748,356	400,635	347,721
Ira Fialkow	US$	537,900	289,300	248,600
	A$	727,165	391,093	336,072
Peter Abraham	US$	416,055	223,768	192,287
	A$	562,448	302,503	259,945
Debra Stirling	US$	397,187	213,620	183,567
	A$	536,943	288,785	248,158

1 *Represents the short term incentive award earned during year end 31 March 2005. These amounts have been fully accrued and expensed.*

2 *The amount shown is carried forward and may be paid out in future years in all or in part. The contingent bonus reserve for the executives named is at risk, based on future performance, and is not subject to interest. Upon termination of employment, the executives named do not have claims for this amount. (See further discussion of STI in section 3.2.1.)*

Senior executives' performance share plan award

(Amounts shown are number of Rinker shares.)

	Year end March 2005 Total number of shares granted[1]	Performance below 25th percentile 0 % vesting	Performance at 50th percentile target level 40 % vesting	Performance at or above 75th percentile 100 % vesting
Karl Watson, Jr	120,000	–	48,000	120,000
Sharon DeHayes	120,000	–	48,000	120,000
Thomas Burmeister	120,000	–	48,000	120,000
Karl Watson, Sr	120,000	–	48,000	120,000
David Berger	120,000	–	48,000	120,000
Duncan Gage	100,000	–	40,000	100,000
Ira Fialkow	100,000	–	40,000	100,000
Peter Abraham	35,000	–	14,000	35,000
Debra Stirling	25,000	–	10,000	25,000

1 *Total number of shares granted represents the maximum number of shares that may vest if Rinker's TSR reaches 75th percentile performance or above when compared to a specified group of peer companies. The executives named are also eligible to receive dividends, returns on capital or other distributions made with respect to these shares. The executives named may also direct the trustee how to vote these shares. (See PSP discussion under section 3.2.2a and the table titled Summary of long term incentive plans in section 3.2.2c.)*

7. Non-executive directors

7.1 Remuneration policy

Fees for non-executive directors are based on the nature of their work and their responsibilities. In determining the level of fees, survey data on comparable companies is considered in detail. Non-executive directors' fees are recommended by the Rinker's board's remuneration & human resources committee and determined by the board within the aggregate annual limit of A$1,250,000 approved by shareholders at the July 2004 annual general meeting.

For year end 31 March 2005, Rinker paid non-executive directors base fees of A$110,000 per year. The chairman received A$300,000 per year (inclusive of committee fees) and the deputy chairman received a base fee of A$220,000 (inclusive of committee fees). Non-executive directors, other than the chairman, who were members of committees (other than the nominations committee) received additional remuneration. Members of the audit committee received an additional A$12,000 (were the position of audit committee chair not occupied by the deputy chairman, A$18,000 would be payable for that role) and members of both the safety, health & environment committee and the remuneration & human resources committee received an additional A$8,000 (A$12,000 for those committee chairs).

Rinker's non-executive directors (other than John Ingram, who joined the board on 1 October 2003) were, prior to Rinker's demerger from CSR, previously non-executive directors of either CSR or Rinker Materials and were entitled to retirement benefits under those companies' non-executive directors' retirement plans. Those plans provided for payment on retirement of a maximum amount equal to a director's last three years remuneration after five years of service (pro rata for a lesser period). At the time of the demerger, Rinker adopted a similar retirement plan under which periods of service as a director of CSR or Rinker Materials were treated as periods of service with Rinker for the purposes of calculating benefits under that plan. In response to the publication of the ASX Corporate Governance Council Guidelines, in April 2003 the board closed the plan to new directors and the then current directors agreed to freeze their entitlements with effect from 31 March 2004. Rinker has accrued a provision of A$1,362,384 (US$1,028,873) in respect of those benefits.

Consistent with the freezing of retirement benefits, fees are now inclusive of any compulsory superannuation guarantee contributions (these were previously deducted from retirement allowances). Rinker will also take those contributions into account in calculating the total amount able to be paid to non-executive directors, even though Rinker's constitution excludes these amounts.

The board, on the recommendation of the remuneration & human resources committee, approved an increase in base non-executive director fees to A$120,000 from 1 April 2005. Fees for the chairman and deputy chairman were increased to A$330,000 and A$240,000, respectively. Committee fees remained unchanged.

The remuneration of non-executive directors is fixed. They do not participate in any incentive plans available to executives.

7.2 Non-executive director's remuneration

Details of all fees paid to non-executive directors during year end March 2005 are set out in the following table. Accrued retirement benefits are also shown (these amounts were frozen as at 31 March 2004).

(Amounts in A$ with US$ equivalents also shown.)

		Base fees	Committee fees	Total year end March 2005	Total year end March 2004[2]	Accrued retirement benefit (frozen at 31 March 2004)[2]
John Arthur[1 3]	A$	110,000	20,000	130,000	106,820	133,919
	US$	81,369	14,795	96,164	74,528	101,136
Marshall Criser	A$	220,000	–	220,000	188,000	419,329
	US$	162,738	–	162,738	131,167	316,677
John Ingram[1]	A$	110,000	24,000	134,000	42,452	–
	US$	81,369	17,753	99,122	29,619	–
John Morschel[1]	A$	300,000	–	300,000	240,000	661,260
	US$	221,916	–	221,916	167,448	499,384
Walter Revell	A$	110,000	20,000	130,000	92,000	147,876
	US$	81,369	14,795	96,164	64,188	111,676
TOTAL	**A$**	**850,000**	**64,000**	**914,000**	**669,272**	**1,362,384**
	US$	**628,761**	**47,343**	**676,104**	**466,950**	**1,028,873**

1 *Mr Arthur, Mr Ingram and Mr Morschel all contributed to ESAP during the year. Of the above totals, Mr Arthur received A$78,000, Mr Ingram received A$16,000 and Mr Morschel received A$75,000 in the form of ESAP shares, with the balance in cash.*

2 *Prior year data as reflected in last year's annual report. No adjustments have been made for changes to exchange rates.*

3 *Included in Mr Arthur's base fees and committee fees are compulsory superannuation contribuitions of A$11,700.*

John Ingram
Chairman of remuneration & human resources committee

Directors' report

The directors of Rinker Group Limited (Rinker) present their report on the consolidated entity consisting of Rinker Group Limited and the entities it controlled at the end of, or during, the year ended 31 March 2005 (the Rinker group).

Review of operations and results

A review of the Rinker group's operations and the results for the financial year to 31 March 2005 is set out on pages 6 to 24.

Significant changes

There were no significant changes in Rinker's state of affairs during the year.

Principal activities

The principal activities of entities in the Rinker group during the year were the manufacture and supply of heavy building materials, with operations in the United States (Rinker Materials) and Australia and China (Readymix). There were no significant changes in the nature of those activities during the year.

Events after balance date

On 15 April 2005, Rinker announced that it was altering the conversion ratio of Rinker American Depositary Receipts (ADRs). The change became effective on 27 April 2005 and means that each ADR represents five ordinary shares. Prior to the change, each ADR represented 10 ordinary shares.

On 22 April 2005, a Rinker Materials Corporation subsidiary disposed of a property at Buffalo Road, Las Vegas, Nevada, for net proceeds of US$33.6 million. A gain on disposal of approximately US$30 million (A$39 million) is expected to be recognised in the financial statements for the year ended 31 March 2006.

Between 1 April 2005 and 12 May 2005, Rinker repurchased 4,270,446 ordinary shares under the 12 month on-market buyback that began in May 2004. The cost of those shares was A$47.9 million. On 12 May 2005, Rinker announced the commencement of a new 12 month, on-market share buyback program, of up to 10 per cent of Rinker's ordinary share capital.

Likely developments

Likely developments in the operations of Rinker in the future and the expected results are referred to on pages 7, 9, 10, 11, 14 and 24.

This report omits information about likely developments and expected future results that would unreasonably prejudice the Rinker group.

Developments which have arisen by the time of the annual general meeting on 18 July 2005 will be reported to the meeting.

Environmental performance

Details of Rinker's performance in relation to environmental regulation is set out on page 27.

Dividends

An interim dividend for the year ended 31 March 2005 of seven cents per ordinary share, (Australian dollars), fully franked, was paid on 13 December 2004. Rinker declared a final dividend for the year ended 31 March 2005 of 14 cents per ordinary share (Australian dollars), 60 per cent franked, on 12 May 2005. The final dividend will be paid on 1 July 2005. Dividends paid and declared during the year are recorded in note 5 to the Concise Financial Statements on page 58.

Directors, directors' meetings and directors' shareholdings

The names of the directors who held office between 1 April 2004 and the date of this report and details about current directors' qualifications, age, experience, special responsibilities and directorships of listed companies are on pages 30 and 31. Details about meetings of the board of directors and of board committees, including attendance, and directors' interests in Rinker shares, are on page 34 and 36. No company in the Rinker group made available to any director any interest in a registered scheme.

Company secretary

Information on the qualifications and experience of the company secretary is set out on pages 30 and 31.

No officers are former auditors

No officer of the Rinker group has been a partner of an audit firm or a director of an audit company that is or was an auditor of any entity in the Rinker group during the year ended 31 March 2005.

Options over share capital

No options exist over unissued shares in Rinker and no Rinker shares have been issued as a result of the exercise of options (whether to directors, executive officers or otherwise).

Remuneration of directors and senior executives

A remuneration report is set out on pages 39 to 47. That report:

- Explains the board's policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Rinker group.
- Discusses the link between the board's policies and Rinker's performance.
- Provides a detailed summary of performance conditions, explaining why they were chosen and how performance is measured against them.
- Identifies the companies that Rinker's performance is measured against for the purpose of its long term incentive plan.
- Sets out remuneration details for each director and for each member of Rinker's senior executive management team.

Indemnities and insurance

To the extent permitted by law, Rinker's constitution requires that Rinker indemnify, on a full indemnity basis, each current and former director, secretary and executive officer of Rinker against all losses, liabilities, costs, charges and expenses incurred by them in their capacity as an officer of Rinker or of a subsidiary. Rinker's directors have each entered into a deed with the company in similar terms. The indemnity under Rinker's constitution also extends to such other officers or former officers of Rinker or its subsidiaries as the directors in each case determine. No indemnities were paid to current or former officers or auditors during or since the end of the year.

No insurance premiums were paid for current or former officers or auditors during the year, but since the end of the year, Rinker has paid premiums under contracts insuring directors, secretaries and senior managers of entities in the Rinker group against liability incurred in those capacities.

External auditors are not covered under the insurance contracts. Disclosure of the nature of the liability covered by, and the amount of the premium payable for, such insurance is prohibited under the terms of the insurance contracts.

Non-audit services

(Amounts rounded to nearest thousand dollars)

During the year, Rinker's auditors, Deloitte Touche Tohmatsu, provided non-audit services to Rinker group entities for fees totalling US$122,000 (A$165,000). Those non-audit services consisted of:

- Review of US tax returns US$98,000 (A$133,000).
- Review of cost base of US subsidiary US$15,000 (A$20,000).
- Review of US property tax returns US$9,000 (A$12,000).
- Scrutineering services at 2004 annual general meeting (Nil).

Fees for audit and audit-related services during the year totalled US$2,018,000 (A$2,727,000). The audit-related services component of that amount was US$76,000 (A$102,000), consisting of the audit of US superannuation funds US$37,000, (A$50,000); the audit of an incentive plan payment US$35,000 (A$47,000); and the review of an SEC filing on Form S-8 US$4,000 (A$5,000).

In accordance with advice from Rinker's audit committee, directors are satisfied that the provision of the above non-audit services during the year is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. Also in accordance with advice from Rinker's audit committee, directors are satisfied that the provision of the above non-audit services during the year did not compromise the auditor independence requirements of the *Corporations Act 2001* because:

- They have no reason to question the veracity of the auditor's independence declaration referred to in the immediately following section of this report.
- The fees paid for such non-audit services, both in absolute terms and as a proportion of fees for audit services, are modest.
- The nature of the non-audit services provided is not inconsistent with those requirements.

Auditor's independence declaration

The auditor's independence declaration (made under section 307C of the *Corporations Act 2001*) is set out on page 61 and forms part of this report.

Proceedings on behalf of the company

No proceedings have been brought on behalf of the company, nor has any application been made in respect of the company under section 237 of the *Corporations Act 2001*.

This directors' report is signed in accordance with a resolution of directors of Rinker Group Limited.

John Morschel, Chairman

David Clarke, Chief Executive

12 May 2005

Five year performance table

Millions of dollars unless stated Year ended 31 March	US$ 2005	US$ 2004	US$ 2003	US$ 2002	US$ 2001[1]	A$ 2005	A$ 2004	A$ 2003	A$ 2002	A$ 2001[1]
Financial performance										
Trading revenue	**4,312**	3,706	2,956	2,577	2,485	**5,843**	5,339	5,232	5,041	4,512
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**957.2**	726.9	604.4	511.1	472.1	**1,296.2**	1,050.2	1,070.1	999.5	857.2
Depreciation and amortisation	**250.5**	234.2	210.6	180.9	166.3	**339.1**	336.9	372.0	353.8	303.9
Earnings before interest, tax (EBIT)	**706.7**	492.7	393.8	330.2	305.8	**957.1**	713.3	698.1	645.7	553.3
Net finance expense	**32.3**	47.2	59.0	63.2	72.3	**44.1**	68.8	104.3	123.7	132.4
Income tax expense	**236.8**	148.8	116.8	97.9	83.4	**321.0**	216.2	208.1	191.5	149.8
Net profit attributable to members	**432.6**	295.6	215.7	168.5	150.5	**585.2**	426.8	381.6	329.3	271.8
Net cash from operating activities	**659.4**	660.6	514.3	445.4	385.9	**896.5**	947.0	912.7	868.4	718.0
Development capital	**121.0**	94.0	581.8	148.8	728.1	**163.9**	131.9	1,065.3	293.8	1,252.5
Purchase of property, plant and equipment	**281.1**	224.4	129.2	165.7	180.5	**380.1**	340.2	233.5	323.5	318.3
Free cash flow	**416.9**	441.2	384.0	293.3	226.0	**568.4**	614.5	683.1	569.6	426.8
Dividends	**105.6**	84.1				**141.4**	122.8			
Share information										
Weighted average no. of shares [million]	**942.1**	944.9	944.7	944.7	944.7	**942.1**	944.9	944.7	944.7	944.7
Earnings per share [cents]	**46**	31	23	18	16	**62**	45	40	35	29
Dividends per fully paid share [cents]						**21**	14			
Net tangible assets per Rinker share	**1.97**	1.53	1.05	0.83		**2.55**	2.02	1.74	1.57	
General										
Total shareholders' funds	**2,620**	2,281	1,884	1,350	1,348	**3,397**	3,020	3,137	2,555	2,746
Employees [thousands]	**13,279**	13,772	13,030	11,354	11,417	**13,279**	13,772	13,030	11,354	11,417
Ratios and statistics										
Return on funds employed [%]	**24.3**	17.1	14.3	14.4	13.5	**25.4**	18.7	15.3	15.0	12.0
Profit margin (EBIT/trading revenue) [%]	**16.4**	13.3	13.3	12.8	12.3	**16.4**	13.4	13.3	12.8	12.3
EBIT interest cover [times]	**26.7**	11.5	8.0	5.8		**26.4**	11.4	8.1	5.9	
Gearing (Net debt/equity) [%]	**10.7**	26.4	50.4	69.3		**10.7**	26.4	50.4	69.3	
Gearing (Net debt/net debt plus equity) [%]	**9.7**	20.9	33.5	40.9		**9.7**	20.9	33.5	40.9	
Trading revenue per employee ($ thousand)	**325**	269	227	227	218	**440**	388	402	444	395

1 All information shown for the year ended March 2001 is prior to significant items

All financial information for 2003 and before is based on unaudited pro forma information

Financial information

Concise report

IMPORTANT INFORMATION FOR MEMBERS

The directors' report, concise financial report and auditor's report contained within this annual report represent a concise report. The full financial report of Rinker Group Limited (Rinker) for the financial year ended 31 March 2005 and the auditor's report thereon will be sent, free of charge, to members upon request. Members wishing to receive the full financial report and auditor's report may obtain a copy from our internet site at www.rinkergroup.com or by contacting Rinker investor relations at the address on the back cover of this document.

The concise financial report contained within this document has been derived from the full financial report of Rinker for the financial year ended 31 March 2005 and cannot be expected to provide as full an understanding of the financial performance, financial position and cash flow activities of the consolidated entity as the full financial report.

The directors' report is included at page 48.

PRESENTATION OF INFORMATION IN US DOLLARS

The directors believe that the best measure of performance for Rinker Materials Corporation (Rinker Materials) in the US and Readymix Holdings Pty Limited (Readymix) in Australia is in their respective local currency inasmuch as each generates all revenue and incurs all costs in that local currency. There are virtually no movements of currency between US dollars (US$) and Australian dollars (A$) that result in realised exchange gains or losses. The business activity in Australia is generating cash flow that is generally adequate to service the current level of A$ dividends. As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.

Rinker Materials' US dollar denominated performance represents approximately 80 per cent of the consolidated results of Rinker Group Limited and its subsidiaries (the Rinker group). Consequently, the directors believe US$ reporting represents the best measure of overall Rinker group performance. As a result, information has been provided in US$ in addition to A$. For periods ending after 1 April 2005, Rinker intends to report its results solely in US$. Financial information relating to the Readymix segment will continue to be disclosed in A$ in the footnotes to the financial statements.

Contents

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 31 MARCH	**US$ MILLION 2005**	US$ MILLION 2004	**A$ MILLION 2005**	A$ MILLION 2004
Trading revenue – sale of goods	**4,312.4**	3,706.2	**5,843.0**	5,339.5
Cost of sales	**(2,405.0)**	(2,158.4)	**(3,260.1)**	(3,110.0)
Warehouse and distribution costs	**(824.7)**	(690.8)	**(1,117.1)**	(994.1)
Selling, general and administrative costs	**(406.8)**	(367.8)	**(550.5)**	(528.6)
Share of profits from associate entities	**31.4**	15.0	**42.7**	22.0
Operating profit	**707.3**	504.2	**958.0**	728.8
Other revenue from ordinary activities	**126.1**	31.8	**162.3**	45.0
Other expenses from ordinary activities	**(126.7)**	(43.3)	**(163.2)**	(60.5)
Profit from ordinary activities before finance and income tax expense	**706.7**	492.7	**957.1**	713.3
Interest income	**19.5**	11.7	**26.1**	16.4
Borrowing costs	**(51.8)**	(58.9)	**(70.2)**	(85.2)
Profit from ordinary activities before income tax expense	**674.4**	445.5	**913.0**	644.5
Income tax expense relating to ordinary activities	**(236.8)**	(148.8)	**(321.0)**	(216.2)
Net profit	**437.6**	296.7	**592.0**	428.3
Net profit attributable to outside equity interests	**(5.0)**	(1.1)	**(6.8)**	(1.5)
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Increase/(decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations	**31.0**	190.6	**(39.6)**	(410.2)
Adjustment to opening retained earnings on adoption of revised AASB 1028 "Employee Benefits"	**–**	(1.0)	**–**	(1.6)
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	**31.0**	189.6	**(39.6)**	(411.8)
Total changes in equity other than those resulting from transactions with owners as owners	**463.6**	485.2	**545.6**	15.0
	(cents per share)		(cents per share)	
Basic earnings per share and diluted earnings per share based on net profit attributable to members of Rinker Group Limited	**45.9**	31.3	**62.1**	45.2
Weighted average number of shares outstanding	**942,135,211**	944,860,494	**942,135,211**	944,860,494
Exchange rate (A$=US$)	**0.7393**	0.6897	**0.7393**	0.6897

Discussion and analysis

The directors' believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is in their respective local currency. There are virtually no movements of currency between US dollars (US$) and Australian dollars (A$) that result in realised exchange gains or losses. The business activity in Australia is currently generating cash flow that is generally adequate to service the current level of A$ dividends. As a result, the only impact of changes in the US$/A$ exchange rate is one of accounting translation for financial reporting purposes. Rinker Materials' US$ denominated performance represents approximately 80 per cent of the total Rinker result. Consequently, the directors believe US$ reporting represents the best measure of overall Rinker group performance. As a result, information has been provided in US$ in addition to A$.

Reported A$ results from the US Rinker Materials business were adversely impacted by the increase in the average foreign exchange rate between years. Reported US$ earnings from the Australian Readymix business were favourably impacted in the same way. The average A$/US$ exchange rate was 0.7393 cents for the year ended 31 March 2005 compared to 0.6897 cents in the previous year.

Trading revenue for the year ended 31 March 2005 increased 16.4 per cent to US$4,312.4 million or A$5,843.0 million (up 9.4 per cent). Earnings before interest and tax rose 43.4 per cent to US$706.7 million or 34.2 per cent to A$957.1 million. Net profit attributable to members of Rinker Group Limited increased 46.3 per cent in US$ and 37.1 per cent in A$. Earnings per share increased 46.6 per cent to 45.9 US cents or 37.4 per cent to 62.1 Australian cents.

Notes to the financial statements are annexed.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
CURRENT ASSETS				
Cash assets	**588.2**	328.5	**762.6**	435.1
Receivables	**590.3**	538.5	**765.3**	713.2
Inventories	**300.9**	263.9	**390.2**	349.5
Other current assets	**23.6**	54.8	**30.5**	72.5
Current assets	**1,503.0**	1,185.7	**1,948.6**	1,570.3
NON-CURRENT ASSETS				
Receivables	**81.4**	89.8	**105.6**	119.0
Inventories	**51.3**	42.1	**66.5**	55.7
Investments accounted for using the equity method	**162.5**	143.4	**210.7**	189.9
Other financial assets	**22.5**	13.5	**29.2**	17.8
Property, plant and equipment	**1,758.3**	1,715.7	**2,279.7**	2,271.8
Intangibles	**761.8**	838.8	**987.7**	1,110.7
Deferred income tax assets	**75.7**	60.2	**98.1**	79.7
Other non-current assets	**43.9**	40.8	**56.9**	54.0
Non-current assets	**2,957.4**	2,944.3	**3,834.4**	3,898.6
Total assets	**4,460.4**	4,130.0	**5,783.0**	5,468.9
CURRENT LIABILITIES				
Payables	**494.7**	459.8	**641.4**	608.9
Interest-bearing liabilities	**257.1**	17.4	**333.3**	23.0
Income tax liabilities	**26.7**	57.7	**34.6**	76.4
Provisions	**72.6**	88.9	**94.2**	117.8
Current liabilities	**851.1**	623.8	**1,103.5**	826.1
NON-CURRENT LIABILITIES				
Payables	**46.7**	19.4	**60.5**	25.7
Interest-bearing liabilities	**610.9**	912.4	**792.1**	1,208.2
Deferred income tax liabilities	**246.3**	222.8	**319.4**	295.1
Provisions	**85.6**	71.0	**110.9**	94.0
Non-current liabilities	**989.5**	1,225.6	**1,282.9**	1,623.0
Total liabilities	**1,840.6**	1,849.4	**2,386.4**	2,449.1
Net assets	**2,619.8**	2,280.6	**3,396.6**	3,019.8
EQUITY				
Contributed equity	**1,475.9**	1,497.1	**2,255.8**	2,286.2
Reserves	**227.6**	196.6	**(336.3)**	(304.3)
Retained profits	**909.0**	582.0	**1,467.6**	1,031.4
Equity attributable to members of Rinker Group Limited	**2,612.5**	2,275.7	**3,387.1**	3,013.3
Outside equity interests in controlled entities	**7.3**	4.9	**9.5**	6.5
Total equity	**2,619.8**	2,280.6	**3,396.6**	3,019.8
Exchange rate (A$=US$)	**0.7713**	0.7552	**0.7713**	0.7552

Discussion and analysis

The appreciation of the A$ against the US$ of 1.6 cents as at 31 March 2005 compared to 31 March 2004 had no significant impact on the statement of financial position.

Debt, net of cash balances, was US$279.8 million or A$362.8 million. This represented a decrease of 53.5 per cent in US$ (54.4 per cent in A$) since prior year.

Total debt (current and non-current interest-bearing liabilities) fell US$61.8 million to US$868.0 million. Virtually all debt is denominated in United States dollars. In Australian dollars, total debt fell A$105.8 million to A$1,125.4 million, including an A$24 million currency translation benefit from the increased value of the Australian dollar.

Gearing – net debt to equity plus net debt – fell from 20.9 per cent to 9.7 per cent reflecting the group's strong cash flow. Interest cover was 26.7 times in US$ during the year ended 31 March 2005.

At year end, group companies had available undrawn debt facilities of US$670.7 million or A$869.6 million.

Net assets were US$2,619.8 million or A$3,396.6 million. This represented an increase of US$339.2 million or A$376.8 million since prior year.

Notes to the financial statements are annexed.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers	**4,491.9**	3,857.2	**6,080.2**	5,542.8
Payments to suppliers and employees	**(3,635.7)**	(3,102.7)	**(4,930.1)**	(4,472.9)
Dividends and distributions received	**15.7**	13.1	**21.3**	17.4
Interest received	**18.1**	10.7	**24.2**	15.0
Income taxes paid	**(230.6)**	(117.7)	**(299.1)**	(155.3)
Net cash from operating activities	**659.4**	660.6	**896.5**	947.0
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment and other non-current assets	**(281.1)**	(224.4)	**(380.1)**	(340.2)
Proceeds from sale of property, plant and equipment and other non-current assets	**13.2**	25.3	**17.6**	55.0
Purchase of controlled entities and businesses net of cash acquired	**(33.2)**	(36.0)	**(45.1)**	(49.2)
Proceeds from sale of interests in controlled entities and businesses	**104.8**	4.3	**134.3**	5.8
Loans and receivables advanced	**(22.1)**	(16.3)	**(30.1)**	(23.3)
Loans and receivables repaid	**40.8**	16.1	**58.2**	23.8
Net cash (used in) investing activities	**(177.6)**	(231.0)	**(245.2)**	(328.1)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net (repayments of) proceeds from borrowings	**(60.5)**	(297.9)	**(83.0)**	(455.5)
Cash received from CSR Limited[1]	**-**	192.6	**-**	315.5
Dividends paid	**(104.1)**	(85.6)	**(141.4)**	(122.8)
Dividends paid to outside equity interests	**(2.6)**	(1.4)	**(3.5)**	(1.8)
Payments for Rinker Group Limited share buyback	**(21.9)**	-	**(31.3)**	-
Proceeds from issue of shares	**0.7**	0.6	**0.9**	0.8
Interest and other finance costs paid	**(49.2)**	(53.0)	**(66.8)**	(75.0)
Net cash (used in) financing activities	**(237.6)**	(244.7)	**(325.1)**	(338.8)
NET INCREASE IN CASH HELD	**244.2**	184.9	**326.2**	280.1
Cash at the beginning of the financial year	**328.5**	111.0	**435.1**	184.8
Effects of exchange rate changes	**15.5**	32.6	**1.3**	(29.8)
Cash at the end of the financial year	**588.2**	328.5	**762.6**	435.1

1 As part of the demerger the Rinker group received US$192.6 million or A$315.5 million from CSR Limited

Exchange rate (A$=US$)	**0.7393**	0.6897	**0.7393**	0.6897

Discussion and analysis

Cash from operating activities was US$659.4 million or A$896.5 million during the year ended 31 March 2005, down US$1.2 million or A$50.5 million since prior year. Income taxes paid during the year were US$230.6 million (A$299.1 million), an increase of US$112.9 million or A$143.8 million on the prior year. The increase is attributable to higher pre-tax profits and the non-recurrence of tax refunds received in the prior year.

Total cash from operations that was re-invested during the year amounted to US$177.6 million or A$245.2 million. Purchases of property, plant and equipment represented US$281.1 million or A$380.1 million and purchases of controlled entities and businesses represented US$33.2 million or A$45.1 million. In prior year cash re-invested in this way amounted to US$260.4 million or A$389.4 million, including US$36.0 million for purchases of controlled entities and businesses. Proceeds received from the sale of controlled entities and businesses during the year were US$104.8 million or A$134.3 million.

Operating capital expenditure (to maintain existing operating capacity) included within purchases of property, plant and equipment was US$193.3 million or A$261.3 million, compared to US$166.4 million or A$257.5 million in prior year. Development capital expenditure, to expand operating capacity, included within both purchases of property, plant and equipment and purchases of controlled entities and businesses was US$121.0 million (A$163.9 million) compared to US$94.0 million (A$131.9 million) in prior year.

Cash was used to fund dividends equivalent to US$104.1 million or A$141.4 million and interest totalling US$49.2 million or A$66.8 million. Payments for the Rinker Group Limited share buyback were US$21.9 million or A$31.3 million during the year. Borrowings were reduced by net repayments of US$60.5 million or A$83.0 million. Cash balances increased by US$244.2 million or A$326.2 million.

Notes to the financial statements are annexed.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

1 BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standard AASB 1039 "Concise Financial Reports". The concise financial report, including the financial statements and specific disclosures included in the concise financial report, have been derived from the full financial report of Rinker Group Limited.

A full description of the accounting policies adopted by the consolidated entity is provided in the notes to the financial statements which form part of the full financial report. Except as discussed below, the accounting policies of the consolidated entity are consistent with the prior financial year.

2 CHANGES IN ACCOUNTING POLICIES

Rinker Group Limited has adopted the revised Accounting Standard AASB 1046, "Director and Executive Disclosures by Disclosing Entities" which requires entities to disclose the remuneration of each specified director and executive (including at least five directors and five executives of the entity). The required disclosures have been included in the full financial report. The change in disclosure had no effect on the reported financial position or performance.

Rinker Group Limited has adopted Accounting Standard AASB 1047 "Disclosing the Impacts of Adopting Australian Equivalents to International Reporting Standards", which has resulted in additional disclosure requirements related to the transition to Australian equivalents to International Financial Reporting Standards (A-IFRS). These additional disclosures have been included in the full financial report.

3 SEGMENT INFORMATION

PRODUCTS AND SERVICES OF SEGMENTS

Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials

- **Aggregates**
- **Cement**
- **Concrete, block and asphalt**
- **Concrete pipe and products**
- **Other**: gypsum supply, pre-stressed concrete[1], polyethylene pipe[1], Rinker Materials corporate costs.

Readymix

Aggregates, concrete, asphalt, cement, concrete pipe and other reinforced concrete products.

1 The pre-stressed concrete and polyethylene pipe businesses were disposed of during year ended 31 March 2005.

US$ MILLION YEAR ENDED 31 MARCH	PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX 2005	2004	INCOME TAX (EXPENSE) BENEFIT 2005	2004	OUTSIDE EQUITY INTERESTS 2005	2004	NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED 2005	2004
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**172.1**	138.2	**(59.4)**	(46.9)	**–**	(0.1)	**112.7**	91.2
Cement	**109.0**	95.5	**(43.2)**	(36.8)	**–**	–	**65.8**	58.7
Concrete, block, asphalt	**197.2**	116.4	**(77.5)**	(45.8)	**–**	(0.1)	**119.7**	70.5
Concrete pipe and products	**81.5**	53.1	**(31.0)**	(21.5)	**–**	–	**50.5**	31.6
Other	**18.3**	(11.4)	**(7.5)**	7.3	**(5.0)**	(0.9)	**5.8**	(5.0)
Total Rinker Materials	**578.1**	391.8	**(218.6)**	(143.7)	**(5.0)**	(1.1)	**354.5**	247.0
Readymix	**140.4**	110.1	**(38.8)**	(29.5)	**–**	–	**101.6**	80.6
Segment totals	**718.5**	501.9	**(257.4)**	(173.2)	**(5.0)**	(1.1)	**456.1**	327.6
Corporate	**(11.8)**	(9.2)	**4.8**	2.6	**–**	–	**(7.0)**	(6.6)
Group totals	**706.7**	492.7	**(252.6)**	(170.6)	**(5.0)**	(1.1)	**449.1**	321.0
Net finance	**(32.3)**	(47.2)	**15.8**	21.8	**–**	–	**(16.5)**	(25.4)
Consolidated Rinker group	**674.4**	445.5	**(236.8)**	(148.8)	**(5.0)**	(1.1)	**432.6**	295.6

NOTES TO THE CONCISE FINANCIAL STATEMENTS (continued)

A$ MILLION YEAR ENDED 31 MARCH	PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX 2005	2004	INCOME TAX (EXPENSE) BENEFIT 2005	2004	OUTSIDE EQUITY INTERESTS 2005	2004	NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED 2005	2004
3 SEGMENT INFORMATION (continued)								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**233.7**	200.9	**(80.9)**	(68.2)	**–**	(0.1)	**152.8**	132.6
Cement	**147.1**	137.6	**(58.4)**	(52.9)	**–**	–	**88.7**	84.7
Concrete, block, asphalt	**265.3**	166.9	**(104.4)**	(65.7)	**–**	(0.2)	**160.9**	101.0
Concrete pipe and products	**111.3**	78.6	**(42.3)**	(31.7)	**–**	–	**69.0**	46.9
Other	**24.5**	(16.0)	**(10.1)**	9.7	**(6.8)**	(1.2)	**7.6**	(7.5)
Total Rinker Materials	**781.9**	568.0	**(296.1)**	(208.8)	**(6.8)**	(1.5)	**479.0**	357.7
Readymix	**191.1**	158.3	**(52.7)**	(42.6)	**–**	–	**138.4**	115.7
Segment totals	**973.0**	726.3	**(348.8)**	(251.4)	**(6.8)**	(1.5)	**617.4**	473.4
Corporate	**(15.9)**	(13.0)	**6.3**	3.7	**–**	–	**(9.6)**	(9.3)
Group totals	**957.1**	713.3	**(342.5)**	(247.7)	**(6.8)**	(1.5)	**607.8**	464.1
Net finance	**(44.1)**	(68.8)	**21.5**	31.5	**–**	–	**(22.6)**	(37.3)
Consolidated Rinker group	**913.0**	644.5	**(321.0)**	(216.2)	**(6.8)**	(1.5)	**585.2**	426.8

US$ MILLION YEAR ENDED 31 MARCH	EXTERNAL TRADING REVENUE 2005	2004	INTERNAL TRADING REVENUE[2] 2005	2004	TOTAL TRADING REVENUE 2005	2004	OTHER REVENUE 2005	2004	TOTAL REVENUE[3] 2005	2004
BUSINESS SEGMENTS										
Rinker Materials										
Aggregates	**554.6**	488.1	**352.4**	314.5	**907.0**	802.6	**8.8**	3.8	**915.8**	806.4
Cement	**196.3**	182.5	**224.7**	194.5	**421.0**	377.0	**0.3**	1.3	**421.3**	378.3
Concrete, block, asphalt	**1,636.9**	1,365.0	**–**	–	**1,636.9**	1,365.0	**3.8**	2.8	**1,640.7**	1,367.8
Concrete pipe and products	**472.1**	421.4	**–**	–	**472.1**	421.4	**6.9**	1.9	**479.0**	423.3
Other	**461.6**	410.6	**–**	–	**461.6**	410.6	**103.7**	10.5	**565.3**	421.1
Intercompany eliminations	**–**	–	**(577.1)**	(509.0)	**(577.1)**	(509.0)	**–**	–	**(577.1)**	(509.0)
Total Rinker Materials	**3,321.5**	2,867.6	**–**	–	**3,321.5**	2,867.6	**123.5**	20.3	**3,445.0**	2,887.9
Readymix	**990.9**	838.6	**–**	–	**990.9**	838.6	**2.6**	11.5	**993.5**	850.1
Segment totals	**4,312.4**	3,706.2	**–**	–	**4,312.4**	3,706.2	**126.1**	31.8	**4,438.5**	3,738.0
Interest income	**–**	–	**–**	–	**–**	–	**19.5**	11.7	**19.5**	11.7
Consolidated Rinker group	**4,312.4**	3,706.2	**–**	–	**4,312.4**	3,706.2	**145.6**	43.5	**4,458.0**	3,749.7

A$ MILLION										
BUSINESS SEGMENTS										
Rinker Materials										
Aggregates	**752.8**	704.6	**477.1**	453.1	**1,229.9**	1,157.7	**11.8**	5.6	**1,241.7**	1,163.3
Cement	**265.4**	262.0	**303.6**	280.5	**569.0**	542.5	**0.3**	1.8	**569.3**	544.3
Concrete, block, asphalt	**2,216.5**	1,968.8	**–**	–	**2,216.5**	1,968.8	**5.1**	4.0	**2,221.6**	1,972.8
Concrete pipe and products	**642.4**	611.5	**–**	–	**642.4**	611.5	**9.0**	2.8	**651.4**	614.3
Other	**625.2**	591.6	**–**	–	**625.2**	591.6	**132.6**	13.9	**757.8**	605.5
Intercompany eliminations	**–**	–	**(780.7)**	(733.6)	**(780.7)**	(733.6)	**–**	–	**(780.7)**	(733.6)
Total Rinker Materials	**4,502.3**	4,138.5	**–**	–	**4,502.3**	4,138.5	**158.8**	28.1	**4,661.1**	4,166.6
Readymix	**1,340.7**	1,201.0	**–**	–	**1,340.7**	1,201.0	**3.5**	16.9	**1,344.2**	1,217.9
Segment totals	**5,843.0**	5,339.5	**–**	–	**5,843.0**	5,339.5	**162.3**	45.0	**6,005.3**	5,384.5
Interest income	**–**	–	**–**	–	**–**	–	**26.1**	16.4	**26.1**	16.4
Consolidated Rinker group	**5,843.0**	5,339.5	**–**	–	**5,843.0**	5,339.5	**188.4**	61.4	**6,031.4**	5,400.9

2 Inter-segment sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods.
3 Excludes net profit from equity accounted for associate entities and partnerships.

NOTES TO THE CONCISE FINANCIAL STATEMENTS (continued)

US$ MILLION AS AT 31 MARCH	ASSETS 2005	ASSETS 2004	LIABILITIES 2005	LIABILITIES 2004	ALLOCATED TAX ASSETS AND LIABILITIES 2005	ALLOCATED TAX ASSETS AND LIABILITIES 2004	SEGMENT FUNDS EMPLOYED 2005	SEGMENT FUNDS EMPLOYED 2004

3 SEGMENT INFORMATION (continued)

BUSINESS SEGMENTS

Segment funds employed is calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:

US$ MILLION AS AT 31 MARCH	ASSETS 2005	ASSETS 2004	LIABILITIES 2005	LIABILITIES 2004	ALLOCATED TAX ASSETS AND LIABILITIES 2005	ALLOCATED TAX ASSETS AND LIABILITIES 2004	SEGMENT FUNDS EMPLOYED 2005	SEGMENT FUNDS EMPLOYED 2004
Rinker Materials								
Aggregates	**945.6**	932.4	**(113.4)**	(93.3)	**(49.2)**	(43.1)	**783.0**	796.0
Cement	**407.7**	410.1	**(37.6)**	(29.8)	**(32.8)**	(26.2)	**337.3**	354.1
Concrete, block, asphalt	**943.0**	834.7	**(198.2)**	(183.3)	**(65.7)**	(43.1)	**679.1**	608.3
Concrete pipe and products	**442.1**	437.4	**(60.1)**	(60.1)	**(33.0)**	(29.2)	**349.0**	348.1
Other	**118.5**	219.5	**(109.9)**	(118.3)	**4.7**	(21.4)	**13.3**	79.8
Intercompany eliminations	**(30.9)**	(30.9)	**30.9**	30.9	**–**	–	**–**	–
Total Rinker Materials	**2,826.0**	2,803.2	**(488.3)**	(453.9)	**(176.0)**	(163.0)	**2,161.7**	2,186.3
Readymix	**962.2**	897.0	**(193.3)**	(170.6)	**(29.4)**	(26.5)	**739.5**	699.9
Segment totals	**3,788.2**	3,700.2	**(681.6)**	(624.5)	**(205.4)**	(189.5)	**2,901.2**	2,886.2
Corporate	**2.9**	6.6	**(5.2)**	(2.9)				
Group totals	**3,791.1**	3,706.8	**(686.8)**	(627.4)				
Cash	**588.2**	328.5	**–**	–				
Tax assets (liabilities)	**75.7**	91.0	**(273.0)**	(280.5)				
Interest and other finance receivable (payable)	**5.4**	3.7	**(12.8)**	(11.7)				
Interest-bearing liabilities	**–**	–	**(868.0)**	(929.8)				
Consolidated Rinker group	**4,460.4**	4,130.0	**(1,840.6)**	(1,849.4)				

A$ MILLION

BUSINESS SEGMENTS

A$ MILLION	ASSETS 2005	ASSETS 2004	LIABILITIES 2005	LIABILITIES 2004	ALLOCATED TAX ASSETS AND LIABILITIES 2005	ALLOCATED TAX ASSETS AND LIABILITIES 2004	SEGMENT FUNDS EMPLOYED 2005	SEGMENT FUNDS EMPLOYED 2004
Rinker Materials								
Aggregates	**1,225.9**	1,234.6	**(147.0)**	(123.5)	**(63.8)**	(57.1)	**1,015.1**	1,054.0
Cement	**528.7**	543.0	**(48.8)**	(39.5)	**(42.5)**	(34.6)	**437.4**	468.9
Concrete, block, asphalt	**1,222.5**	1,105.3	**(256.9)**	(242.7)	**(85.2)**	(57.1)	**880.4**	805.5
Concrete pipe and products	**573.3**	579.2	**(77.9)**	(79.6)	**(42.8)**	(38.7)	**452.6**	460.9
Other	**153.6**	290.7	**(142.5)**	(156.7)	**6.1**	(28.5)	**17.2**	105.5
Intercompany eliminations	**(40.0)**	(40.9)	**40.0**	40.9	**–**	–	**–**	–
Total Rinker Materials	**3,664.0**	3,711.9	**(633.1)**	(601.1)	**(228.2)**	(216.0)	**2,802.7**	2,894.8
Readymix	**1,247.5**	1,187.8	**(250.7)**	(225.9)	**(38.1)**	(35.0)	**958.7**	926.9
Segment totals	**4,911.5**	4,899.7	**(883.8)**	(827.0)	**(266.3)**	(251.0)	**3,761.4**	3,821.7
Corporate	**3.7**	8.7	**(6.7)**	(3.8)				
Group totals	**4,915.2**	4,908.4	**(890.5)**	(830.8)				
Cash	**762.6**	435.1	**–**	–				
Tax assets (liabilities)	**98.1**	120.5	**(354.0)**	(371.5)				
Interest and other finance receivable (payable)	**7.1**	4.9	**(16.5)**	(15.6)				
Interest-bearing liabilities	**–**	–	**(1,125.4)**	(1,231.2)				
Consolidated Rinker group	**5,783.0**	5,468.9	**(2,386.4)**	(2,449.1)				

NOTES TO THE CONCISE FINANCIAL STATEMENTS (continued)

4 SIGNIFICANT ITEMS

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Disposal of prestress				
Revenue on disposal	**32.5**	–	**41.8**	–
Book value of disposed assets	**(47.6)**	–	**(61.2)**	–
Income tax benefit	**2.0**	–	**2.6**	–
Total loss on sale [1]	**(13.1)**	–	**(16.8)**	–
Disposal of polypipe				–
Revenue on disposal	**67.3**	–	**85.6**	–
Book value of disposed assets	**(59.0)**	–	**(75.0)**	–
Total gain on sale [2]	**8.3**	–	**10.6**	–
		–		
Total significant items				–
Revenue on disposal	**99.8**	–	**127.4**	–
Book value of disposed assets	**(106.6)**	–	**(136.2)**	–
Income tax benefit	**2.0**	–	**2.6**	–
Total significant items	**(4.8)**	–	**(6.2)**	–

1 Loss on the disposal of prestress is included within the Rinker Materials Other segment in Note 3.

2 Gain on the disposal of Polypipe is included within the Rinker Materials Other segment of Note 3.

NOTES TO THE CONCISE FINANCIAL STATEMENTS (continued)

5 DIVIDENDS

	DATE DECLARED	DATE PAID / PAYABLE	AMOUNT PER SHARE (AUSTRALIAN CENTS)	TOTAL AMOUNT (A$ MILLION)
RECOGNISED IN 2004				
Final dividend year ended 31 March 2003[1]	20 May 2003	3 July 2003	7	66.1
Interim dividend year ended 31 March 2004[2]	18 November 2003	15 December 2003	6	56.7
Total recognised			13	122.8
RECOGNISED IN 2005				
Final dividend year ended 31 March 2004[2]	25 May 2004	2 July 2004	**8**	**75.5**
Interim dividend year ended 31 March 2005[2]	16 November 2004	13 December 2004	**7**	**65.9**
Total recognised			**15**	**141.4**
UNRECOGNISED				
Final dividend year ended 31 March 2005[3]	12 May 2005	1 July 2005	**14**	**131.8**

1 70 per cent franked at the Australian corporate tax rate of 30 per cent.

2 100 per cent franked at the Australian corporate tax rate of 30 per cent.

3 60 per cent franked at the Australian corporate tax rate of 30 per cent.

Dividends declared during the year ended 31 March 2005 have been recognised in the financial report. The final dividend in respect of ordinary shares for the year ended 31 March 2005 has not been recognised in this financial report because it was declared after 31 March 2005.

On 15 April 2005 Rinker announced a change in the conversion ratio of Rinker American Depositary Receipts (ADRs). Effective 27 April 2005, ADRs, which previously represented 10 Rinker ordinary shares, will represent five Rinker ordinary shares. This change had no impact on the contributed equity of Rinker Group Limited. Holders of Rinker ADRs in the United States, will receive a dividend equivalent to 70 Australian cents per ADR, or five times the dividend per ordinary share noted above.

The adjusted franking account balance as at 31 March 2005 was A$16.8 million (2004: A$6.2 million).

6 SUBSEQUENT EVENTS

On 15 April 2005, Rinker announced that it was altering the conversion ratio of its American Depositary Receipts (ADRs), listed on the New York Stock Exchange. The change became effective on 27 April 2005 and means that each ADR represents five Rinker ordinary shares. Prior to the change, each ADR represented 10 ordinary shares. This change will have no effect on the financial statements of Rinker.

On 22 April 2005, a Rinker Materials Corporation subsidiary disposed of a property at Buffalo Road, Las Vegas, Nevada, for net proceeds of US$33.6 million. The effect of this transaction has not been recognised in the financial statements for the year ended 31 March 2005 because it occurred after 31 March 2005. A gain on disposal of approximately US$30 million, or A$39 million, is expected to be recognised in the financial statements for the year ending 31 March 2006.

Between 1 April 2005 and 12 May 2005, a total of 4,270,446 shares were repurchased at a cost of US$37.3 million or A$47.9 million. This was completed under the 12 month, on-market share buyback program that commenced in May 2004. The shares repurchased were cancelled immediately upon receipt. The effect of these transactions has not been recognised in the financial statements because they occurred after 31 March 2005. On 12 May 2005, Rinker announced the commencement of a new 12 month, on-market share buyback program, of up to 10 per cent of Rinker's ordinary share capital.

DIRECTORS' DECLARATION

ABN: 53 003 433 118

Declaration by directors on the financial statements and notes thereto set out on pages 51 to 58.

The directors declare that:

(i) in our opinion the accompanying concise financial report for the year ended 31 March 2005 complies with Australian Accounting Standard AASB 1039 "concise financial reports"; and

(ii) the financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 31 March 2005.

In our declaration in the full financial report we declared that:

(i) in our opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(ii) in our opinion the financial statements included therein and notes thereto are in accordance with the Corporations Act 2001 (the 'Act') including:

(i) section 296 of the Act (compliance with accounting standards); and

(ii) section 297 of the Act (true and fair view); and

(iii) the directors have been given the declarations required by section 295A of the Act

Signed on behalf of the board of directors.

John Morschel
Chairman

David Clarke
Chief Executive and Managing Director

Sydney
12 May 2005

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

Scope

We have audited the Concise Financial Report of Rinker Group Limited for the financial year ended 31 March 2005 as set out on pages 51 to 59, in order to express an opinion on it to the members of the company. The Concise Financial Report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of Rinker Group Limited for the year ended 31 March 2005. Our audit report on the Full Financial Report was signed on 12 May 2005, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report, and examination on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports".

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the Concise Financial Report of Rinker Group Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

DELOITTE TOUCHE TOHMATSU

Greg Couttas
Partner
Chartered Accountants
Sydney, 12 May 2005

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

12 May 2005

The Directors
Rinker Group Limited
Tower B, Level 8
799 Pacific Highway
Chatswood NSW 2067

Dear Directors

AUDITOR'S INDEPENDENCE DECLARATION TO RINKER GROUP LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Rinker Group Limited.

As lead audit partner for the audit of the financial report of Rinker Group Limited for the financial year ended 31 March 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours faithfully,

DELOITTE TOUCHE TOHMATSU

Greg Couttas
Partner

Liability limited by the Accountants' Scheme,
approved under the Professional Standards Act 1994 (NSW).

Member of
Deloitte Touche Tohmatsu

Additional unaudited financial information

RECONCILIATION OF MANAGEMENT MEASURES

The following management measures, used elsewhere in this report, are not defined under Australian Generally Accepted Accounting Principles (GAAP). Although we believe they enhance the understanding of our performance, they should not be used as an alternative to GAAP measures. Reconciliations of these measures to the nearest GAAP measures are presented below.

1. RECONCILIATION OF EARNINGS PER SHARE

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Weighted average number of shares outstanding (million)	**942.1**	944.9	**942.1**	944.9
Earnings per share (cents)	**45.9**	31.3	**62.1**	45.2

Earnings per share pre-amortisation of goodwill represents Net profit attributable to members or Rinker Group Limited excluding goodwill amortisation divided by the weighted average shares outstanding.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Add back goodwill amortisation (after tax)	**49.8**	50.8	**67.5**	73.2
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	**482.4**	346.4	**652.7**	500.0
Weighted average number of shares outstanding (million)	**942.1**	944.9	**942.1**	944.9
Earnings per share pre-amortisation of goodwill (cents)	**51.2**	36.7	**69.3**	52.9

2. RECONCILIATION OF RETURN ON EQUITY (ROE)

Return on equity represents the previous 12 months' Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net profit attributable to members of Rinker Group Limited.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Equity attributable to members of Rinker Group Limited	**2,612.5**	2,275.7	**3,387.1**	3,013.3
ROE	**16.6%**	13.0%	**17.3%**	14.2%
Goodwill amortisation (after tax)	**49.8**	50.8	**67.5**	73.2
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	**482.4**	346.4	**652.7**	500.0
ROE pre amortisation of goodwill	**18.5%**	15.2%	**19.3%**	16.6%

3. RECONCILIATION OF RETURN ON FUNDS EMPLOYED (ROFE)

Return on funds employed represents previous 12 month's EBIT divided by end of period funds employed.

US$ MILLION YEAR ENDED 31 MARCH	EBIT 2005	FUNDS EMPLOYED 2005	ROFE 2005	EBIT 2004	FUNDS EMPLOYED 2004	ROFE 2004
Aggregates	**172.1**	**783.0**	**22.0%**	138.2	796.0	17.4%
Cement	**109.0**	**337.3**	**32.3%**	95.5	354.1	27.0%
Concrete, block, asphalt	**197.2**	**679.1**	**29.0%**	116.4	608.3	19.1%
Concrete pipe, products	**81.5**	**349.0**	**23.3%**	53.1	348.1	15.2%
Other	**18.3**	**13.3**	**n/a**	(11.4)	79.8	n/a
Total Rinker Materials	**578.1**	**2,161.7**	**26.7%**	391.8	2,186.3	17.9%
Readymix	**140.4**	**739.5**	**19.0%**	110.1	699.9	15.7%
Corporate	**(11.8)**	**5.7**	**n/a**	(9.2)	1.6	n/a
Consolidated Rinker group	**706.7**	**2,906.9**	**24.3%**	492.7	2,887.8	17.1%

RECONCILIATION OF MANAGEMENT MEASURES (continued)

3. RECONCILIATION OF RETURN ON FUNDS EMPLOYED (ROFE) (continued)

A$ MILLION YEAR ENDED 31 MARCH	EBIT 2005	FUNDS EMPLOYED 2005	ROFE 2005	EBIT 2004	FUNDS EMPLOYED 2004	ROFE 2004
Aggregates	**233.7**	**1,015.1**	**23.0%**	200.9	1,054.0	19.1%
Cement	**147.1**	**437.4**	**33.6%**	137.6	468.9	29.3%
Concrete, block, asphalt	**265.3**	**880.4**	**30.1%**	166.9	805.5	20.7%
Concrete pipe, products	**111.3**	**452.6**	**24.6%**	78.6	460.9	17.1%
Other	**24.5**	**17.2**	**n/a**	(16.0)	105.5	n/a
Total Rinker Materials	**781.9**	**2,802.7**	**27.9%**	568.0	2,894.8	19.6%
Readymix	**191.1**	**958.7**	**19.9%**	158.3	926.9	17.1%
Corporate	**(15.9)**	**7.4**	**n/a**	(13.0)	2.1	n/a
Consolidated Rinker group	**957.1**	**3,768.8**	**25.4%**	713.3	3,823.8	18.7%

4. RECONCILIATION OF EBIT BEFORE AMORTISATION OF GOODWILL

EBIT before amortisation of goodwill (EBITA) represents EBIT excluding goodwill amortisation charges.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
EBIT	**706.7**	492.7	**957.1**	713.3
Goodwill amortisation (before tax)	**56.3**	56.5	**76.2**	81.3
EBITA	**763.0**	549.2	**1,033.3**	794.6

5. RECONCILIATION OF NET DEBT

Net debt represents current and non-current interest-bearing liabilities less cash assets.

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Current interest-bearing liabilities	**257.1**	17.4	**333.3**	23.0
Non-current interest-bearing liabilities	**610.9**	912.4	**792.1**	1,208.2
Less: cash assets	**(588.2)**	(328.5)	**(762.6)**	(435.1)
Net debt	**279.8**	601.3	**362.8**	796.1

6. RECONCILIATION OF GEARING/LEVERAGE

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Net debt	**279.8**	601.3	**362.8**	796.1
Equity	**2,619.8**	2,280.6	**3,396.6**	3,019.8
Gearing/leverage (net debt/ equity)	**10.7%**	26.4%	**10.7%**	26.4%
Gearing/leverage (net debt/net debt plus equity)	**9.7%**	20.9%	**9.7%**	20.9%

RECONCILIATION OF MANAGEMENT MEASURES (continued)

7. RECONCILIATION OF EBIT INTEREST COVER

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Interest expense	**46.0**	54.6	**62.3**	78.9
Interest income	**(19.5)**	(11.7)	**(26.1)**	(16.4)
Net Interest Expense	**26.5**	42.9	**36.2**	62.5
EBIT (for last 12 months)	**706.7**	492.7	**957.1**	713.3
EBIT Interest Cover (times)	**26.7**	11.5	**26.4**	11.4

8. RECONCILIATION OF FREE CASH FLOW

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	US$ MILLION					A$ MILLION				
YEAR ENDED 31 MARCH	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001
Profit from ordinary activities before finance and tax	**706.7**	492.7	393.8	330.2	305.8	**957.1**	713.3	698.1	645.7	553.3
Depreciation and amortisation	**250.5**	234.2	210.6	180.9	166.3	**339.1**	336.9	372.0	353.8	303.9
Net income tax (paid) refunded	**(230.6)**	(117.7)	(99.6)	(75.9)	(68.6)	**(299.1)**	(155.3)	(172.8)	(146.9)	(125.9)
Change in working capital	**(86.9)**	(18.0)	21.9	–	4.2	**(124.6)**	(42.8)	31.2	(0.5)	27.0
Profit/loss on asset sales/non trade	**1.1**	10.1	(20.8)	(6.3)	(11.8)	**1.4**	13.8	(37.0)	(12.4)	(22.1)
Interest received	**18.1**	10.7	0.6	0.8	2.1	**24.2**	15.0	1.2	1.4	3.8
Other	**0.5**	48.6	7.8	15.7	(12.1)	**(1.6)**	66.1	20.0	27.3	(21.9)
Net cash from operating activities	**659.4**	660.6	514.3	445.4	385.9	**896.5**	947.0	912.7	868.4	718.0
Operating capital expenditure	**(193.3)**	(166.4)	(79.3)	(95.9)	(86.1)	**(261.3)**	(257.5)	(140.0)	(187.0)	(156.0)
Interest paid	**(49.2)**	(53.0)	(51.0)	(56.2)	(73.8)	**(66.8)**	(75.0)	(89.6)	(111.8)	(135.2)
Free Cash Flow	**416.9**	441.2	384.0	293.3	226.0	**568.4**	614.5	683.1	569.6	426.8
Operating capital expenditure	**(193.3)**	(166.4)	(79.3)	(95.9)	(86.1)	**(261.3)**	(257.5)	(140.0)	(187.0)	(156.0)
Development capital expenditure	**(87.8)**	(58.0)	(49.9)	(69.8)	(94.4)	**(118.8)**	(82.7)	(93.5)	(136.5)	(162.3)
Total purchase of property, plant and equipment	**(281.1)**	(224.4)	(129.2)	(165.7)	(180.5)	**(380.1)**	(340.2)	(233.5)	(323.5)	(318.3)
Purchase of businesses	**(33.2)**	(36.0)	(531.9)	(79.0)	(633.7)	**(45.1)**	(49.2)	(971.8)	(157.3)	(1,090.2)
Total capital expenditure	**(314.3)**	(260.4)	(661.1)	(244.7)	(814.2)	**(425.2)**	(389.4)	(1,205.3)	(480.8)	(1,408.5)

RECONCILIATION OF MANAGEMENT MEASURES (continued)

9. RECONCILIATION OF EBITDA

EBIT represents profit on ordinary activities before finance and tax.
EBITDA represents EBIT before Depreciation and Amortisation (DA).

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
SEGMENT EBIT				
Aggregates	**172.1**	138.2	**233.7**	200.9
Cement	**109.0**	95.5	**147.1**	137.6
Concrete, block, asphalt	**197.2**	116.4	**265.3**	166.9
Concrete pipe and products	**81.5**	53.1	**111.3**	78.6
Other	**18.3**	(11.4)	**24.5**	(16.0)
Rinker Materials	**578.1**	391.8	**781.9**	568.0
Readymix	**140.4**	110.1	**191.1**	158.3
Corporate	**(11.8)**	(9.2)	**(15.9)**	(13.0)
Consolidated Rinker group	**706.7**	492.7	**957.1**	713.3
SEGMENT DA				
Aggregates	**74.2**	69.5	**100.4**	99.9
Cement	**21.7**	21.4	**29.3**	30.8
Concrete, block, asphalt	**60.9**	54.1	**82.4**	77.8
Concrete pipe and products	**30.8**	32.0	**41.8**	46.1
Other	**14.8**	21.8	**20.2**	31.6
Rinker Materials	**202.4**	198.8	**274.1**	286.2
Readymix	**47.8**	35.4	**64.6**	50.7
Corporate	**0.3**	–	**0.4**	–
Consolidated Rinker group	**250.5**	234.2	**339.1**	336.9
SEGMENT EBITDA				
Aggregates	**246.3**	207.7	**334.1**	300.8
Cement	**130.7**	116.9	**176.4**	168.4
Concrete, block, asphalt	**258.1**	170.5	**347.7**	244.7
Concrete pipe and products	**112.3**	85.1	**153.1**	124.7
Other	**33.1**	10.4	**44.7**	15.6
Rinker Materials	**780.5**	590.6	**1,056.0**	854.2
Readymix	**188.2**	145.5	**255.7**	209.0
Corporate	**(11.5)**	(9.2)	**(15.5)**	(13.0)
Consolidated Rinker group	**957.2**	726.9	**1,296.2**	1,050.2

Shareholder information

Notice of meeting

The Annual General Meeting of Rinker Group Limited (Rinker) will be held at the Westin Hotel, 1 Martin Place, Sydney, on Monday 18 July 2005 at 10.00 am.

Stock exchange listing

Rinker is listed on the Australian Stock Exchange and the New York Stock Exchange. Rinker's ticker code is RIN on both exchanges.

American Depositary Receipts

Trading on the New York Stock Exchange is via American Depositary Shares evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

On 15 April 2005, Rinker announced that it was altering the conversion ratio of its ADRs listed on the New York Stock Exchange. The change became effective on 27 April 2005 and means that each ADR represents five ordinary Rinker shares. Prior to the change, each ADR represented 10 ordinary shares.

Dividends

The final dividend of 14 cents per share (Australian dollars) will be paid on 1 July 2005, 60 per cent franked. The unfranked portion of this dividend will be paid from Rinker's foreign dividend account

The record date for determining shareholders' entitlement to this dividend is 10 June 2005.

Communications

Rinker is committed to keeping shareholders and the investment community well informed of company activities in a timely manner. Rinker's communications program includes:

- Posting on Rinker's internet site announcements and reports to the market, immediately following release by the ASX.
- Annual report mailed to shareholders (unless requested otherwise) and posted on Rinker's internet site for reading and/or downloading.
- Email alerts to shareholders (upon request) informing them of significant announcements and the availability of reports on Rinker's internet site.
- AGM, results briefings to media and analysts, quarterly business updates and conference calls with analysts are webcast live and archived for later viewing on Rinker's internet site.
- Other major briefings, presentations and management speeches are immediately posted on Rinker's internet site.
- Site visits and strategy briefings are provided for fund managers and analysts. All new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker's internet site.
- 'MY RINKER' employee newsletters are posted on Rinker's internet site.

Shareholders can send questions by email to investorrelations@rinker.com.au. Other contact details (telephone, facsimile and mail) to facilitate shareholder questions are provided on Rinker's internet site and on the back cover of this concise annual report.

2005 annual report

Rinker's annual report consists of two documents – the concise annual report (which incorporates the concise financial report) and the full financial report.

The concise financial report is derived from the full financial report and cannot be expected to provide as full an understanding of the financial performance and financial position of Rinker as provided in the full financial report. Copies of Rinker's full financial report are available free of charge on request or can be accessed via Rinker's internet site www.rinkergroup.com.

Important dates for shareholders

2005

Rinker year end	31 March
Full year results and final dividend announced	12 May
Shares begin trading ex dividend	6 June
Record date for final dividend	10 June
Annual report released and notice of meeting and proxy form mailed	17 June
Final dividend paid	1 July
Proxy returns close (10.00 am Sydney)	16 July
Annual general meeting (10.00 am Sydney)	18 July
Rinker half year end	30 September
Half year results and interim dividend announced	9 November
Shares begin trading ex dividend	21 November
Record date for interim dividend	25 November
Interim dividend paid	12 December

2006

Rinker year end	31 March

Note: timing of events is subject to change

Share registry inquiries

For inquiries and correspondence about your Rinker shareholding, contact Rinker's share registry, Computershare Investor Services. This includes questions about share transfers, tax file numbers (TFNs), and dividends, along with changes of address or bank account details. Contact details for the share registry are shown on the back cover of this report. Shareholders can also access standard forms (such as forms for changing address or banking details), check shareholding details, and contact Computershare directly, by using the internet link from the Rinker internet site, www.rinkergroup.com

Investor inquiries

For further inquiries about Rinker, contact manager investor services at Rinker Investor Relations and Corporate Affairs or visit Rinker's internet site www.rinkergroup.com

20 largest shareholders

At 12 May 2005

Shareholder	Shares held (million)	% of total shares
Westpac Custodian Nominees Limited	165.31	17.64
J P Morgan Nominees Australia Limited	123.31	13.16
National Nominees Limited	100.10	10.68
RBC Global Services Australia Nominees Pty Limited (PIPOOLED A/c)	49.50	5.28
ANZ Nominees Limited	40.51	4.32
Citicorp Nominees Pty Limited	33.33	3.56
Westpac Custodian Nominees Limited (ADR A/c)	28.49	3.04
HSBC Custody Nominees (Australia) Limited – GSCO ECSA	22.96	2.45
Cogent Nominees Pty Limited	19.47	2.08
Queensland Investment Corporation	14.89	1.59
AMP Life Limited	10.96	1.17
HSBC Custody Nominees (Australia) Limited	7.82	0.83
IAG Nominees Pty Limited	7.48	0.80
HSBC Custody Nominees (Australia) Ltd – GSI ECSA	6.96	0.74
RBC Global Services Australia Nominees Pty Limited (PIIC A/c)	6.93	0.74
Australian Foundation Investment Company Limited	6.24	0.67
Government Superannuation Office	4.33	0.46
Cogent Nominees Pty Limited – SMP ACCOUNTS	3.65	0.39
Argo Investments Limited	3.22	0.34
Citicorp Nominees Pty Limited – CFSIL CWLTH	3.19	0.34
Total	658.65	70.28

Substantial shareholdings	Shares held	% of total shares
Perpetual Trustees Australia Limited	87,057,430	9.29
Barclays Global Investors Australia Limited	47,788,158	5.10
Capital Group Companies, Inc	47,146,717	5.03

Distribution of shareholders and shareholdings

At 12 May 2005	Shareholders	%	Shares held	%
Registered address[1]				
Australia	87,229	95.6	928,728,975	99.1
New Zealand	2,375	2.6	5,520,319	0.6
UK	553	0.6	1,360,083	0.1
USA	889	1.0	516,553	0.1
Other	182	0.2	835,992	0.1
	91,228	100.0	936,961,922	100.0
Size of Holding				
1 – 1,000	41,147	45.1	19,885,434	2.1
1,001-5,000	40,183	44.0	96,072,178	10.3
5,001-10,000	6,687	7.3	46,486,336	5.0
10,001-100,000	3,071	3.4	58,672,324	6.3
100,001 and over	140	0.2	715,845,650	76.4
	91,228	100.0	936,961,922	100.0
Less than a marketable parcel (market value less than A$500 or 43 shares based on a market price of A$11.79)	232	0.3%	2,448	0.0%

1 About 60 per cent of Rinker's shares are beneficially held in Australia.
This figure is an estimate based on periodic searches for beneficiaries of large nominee holdings

Rinker Group Limited major announcements to the ASX

12 May 2005

Rinker releases full year results for the year ended 31 March 2005 of net profit up 46 per cent in US$ and 37 per cent in A$.

Rinker also announces commencement of new 12 Month, on market share buyback program.

26 April 2005

Rinker's US subsidiary Rinker Materials completes three small bolt-on acquisitions in Nevada and Florida.

22 April 2005

Rinker's US subsidiary Rinker Materials disposes of its Buffalo Road property in Las Vegas, Nevada.

15 April 2005

Rinker announces alteration of the conversion ratio of its ADRs listed on the NYSE.

8 April 2005

Rinker raises profit expectations for the year ended 31 March 2005.

28 February 2005

Rinker completes sale of its polypipe business.

27 January 2005

Rinker announces third quarter net earnings up 33 per cent in US$, 25 per cent in A$.

21 January 2005

Rinker announces an agreement for the divestment of the plastic pipe and liner operations Polypipe, of its US subsidiary Rinker Materials Corporation, to The Halifax Group.

31 December 2004

Rinker announces the completion of the sale of its small US prestress concrete manufacturing business to Coreslab Structures.

16 November 2004

Rinker releases results for the half year ended 30 September 2004 with net profit US$208 million up 37 per cent (A$294 million, up 26 per cent) on the previous corresponding period.

20 July 2004

Rinker advises results of AGM held that day, including the June quarterly trading update.

17 June 2004

Rinker announces two small bolt-on acquisitions in Queensland to expand the premix concrete and quarrying operations of the group's Australian subsidiary, Readymix.

15 June 2004

Rinker US subsidiary Rinker Materials Corporation expands into the fast-growing Florida Panhandle region with the acquisition of RMC Group plc's. premix concrete business.

Contact details and shareholder information

Rinker Group Limited

ABN 53 003 433 118
Level 8, Tower B
799 Pacific Highway
Chatswood NSW 2067
Australia
PO Box 5697
West Chatswood NSW 1515
Australia
Telephone (02) 9412 6600
International +61 2 9412 6600
Facsimile (02) 9412 6601
International +61 2 9412 6601
www.rinkergroup.com

Share registry inquiries

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia
GPO Box 7045
Sydney NSW 2001
Australia
Telephone 1800 030 202
International +61 3 9415 4086
Facsimile (02) 8234 5050
International +61 2 8234 5050
Email web.queries@computershare.com.au

Investor and analyst inquiries

Manager Investor Services
Corporate Affairs and Investor Relations
Telephone (02) 9412 6608
International +61 2 9412 6608
Facsimile (02) 9412 6611
International +61 2 9412 6611
Email investorrelations@rinker.com.au
www.rinkergroup.com

American Depositary Receipts

JPMorgan Chase Bank, N.A.
PO Box 43013, Providence, RI 02940-3013 USA
Telephone (800) 990 1135 (US domestic toll free)
International +1 (781) 575 4328
Facsimile +1 (781) 575 4082
Email adr@jpmorgan.com

RINKER™

FULL FINANCIAL REPORT 2005




RINKER GROUP LIMITED
ABN 53 003 433 118
YEAR ENDED 31 MARCH 2005

Full financial report

PRESENTATION OF INFORMATION IN US DOLLARS

The directors believe that the best measure of performance for Rinker Materials Corporation (Rinker Materials) in the US and Readymix Holdings Pty Limited (Readymix) in Australia is in their respective local currency in as much as each generates all revenue and incurs all costs in that local currency. There are virtually no movements of currency between US dollars (US$) and Australian dollars (A$) that result in realised exchange gains or losses. The business activity in Australia is currently generating cash flow that is generally adequate to service the current level of Australian dollar dividends. As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.

Rinker Materials' US dollar denominated performance represents approximately 80% of the consolidated results of Rinker Group Limited and its subsidiaries (the Rinker group). Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance. As a result, information has been provided in US dollars in addition to Australian dollars. For periods ending after 1 April 2005 Rinker intends to report its results solely in US$. Financial information relating to the Readymix segment will continue to be disclosed in Australian dollars in the footnotes to the financial statements.

Financial report contents

[illegible]

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$MILLION 2004
Trading revenue – sale of goods		**4,312.4**	3,706.2	**5,843.0**	5,339.5
Cost of sales		**(2,405.0)**	(2,158.4)	**(3,260.1)**	(3,110.0)
Warehouse and distribution costs		**(824.7)**	(690.8)	**(1,117.1)**	(994.1)
Selling, general and administrative costs		**(406.8)**	(367.8)	**(550.5)**	(528.6)
Share of profits from associate entities		**31.4**	15.0	**42.7**	22.0
Operating profit		**707.3**	504.2	**958.0**	728.8
Other revenue from ordinary activities	2	**126.1**	31.8	**162.3**	45.0
Other expenses from ordinary activities	2	**(126.7)**	(43.3)	**(163.2)**	(60.5)
Profit from ordinary activities before finance and income tax expense		**706.7**	492.7	**957.1**	713.3
Interest income	5	**19.5**	11.7	**26.1**	16.4
Borrowing costs	6	**(51.8)**	(58.9)	**(70.2)**	(85.2)
Profit from ordinary activities before income tax expense		**674.4**	445.5	**913.0**	644.5
Income tax expense relating to ordinary activities	9	**(236.8)**	(148.8)	**(321.0)**	(216.2)
Net profit		**437.6**	296.7	**592.0**	428.3
Net profit attributable to outside equity interests		**(5.0)**	(1.1)	**(6.8)**	(1.5)
Net profit attributable to members of Rinker Group Limited		**432.6**	295.6	**585.2**	426.8
Increase (decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations	24	**31.0**	190.6	**(39.6)**	(410.2)
Adjustment to opening retained earnings on adoption of revised AASB No. 1028 "Employee Benefits"		**–**	(1.0)	**–**	(1.6)
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity		**31.0**	189.6	**(39.6)**	(411.8)
Total changes in equity other than those resulting from transactions with owners as owners		**463.6**	485.2	**545.6**	15.0
		(cents per share)		(cents per share)	
Basic and diluted earnings, cents per share based on net profit attributable to members of Rinker Group Limited		**45.9**	31.3	**62.1**	45.2
Weighted average number of shares outstanding		**942,135,211**	944,860,494	**942,135,211**	944,860,494
Exchange rate (A$=US$)		**0.7393**	0.6897	**0.7393**	0.6897

Notes to the consolidated financial statements are annexed.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 MARCH	NOTE	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
CURRENT ASSETS					
Cash assets	10	**588.2**	328.5	**762.6**	435.1
Receivables	11	**590.3**	538.5	**765.3**	713.2
Inventories	12	**300.9**	263.9	**390.2**	349.5
Other current assets	18	**23.6**	54.8	**30.5**	72.5
Current assets		**1,503.0**	1,185.7	**1,948.6**	1,570.3
NON-CURRENT ASSETS					
Receivables	11	**81.4**	89.8	**105.6**	119.0
Inventories	12	**51.3**	42.1	**66.5**	55.7
Investments accounted for using the equity method	13	**162.5**	143.4	**210.7**	189.9
Other financial assets	14	**22.5**	13.5	**29.2**	17.8
Property, plant and equipment	15	**1,758.3**	1,715.7	**2,279.7**	2,271.8
Intangibles	17	**761.8**	838.8	**987.7**	1,110.7
Deferred income tax assets	9	**75.7**	60.2	**98.1**	79.7
Other non-current assets	18	**43.9**	40.8	**56.9**	54.0
Non-current assets		**2,957.4**	2,944.3	**3,834.4**	3,898.6
Total assets		**4,460.4**	4,130.0	**5,783.0**	5,468.9
CURRENT LIABILITIES					
Payables	19	**494.7**	459.8	**641.4**	608.9
Interest-bearing liabilities	20	**257.1**	17.4	**333.3**	23.0
Income tax liabilities		**26.7**	57.7	**34.6**	76.4
Provisions	22	**72.6**	88.9	**94.2**	117.8
Current liabilities		**851.1**	623.8	**1,103.5**	826.1
NON-CURRENT LIABILITIES					
Payables		**46.7**	19.4	**60.5**	25.7
Interest-bearing liabilities	20	**610.9**	912.4	**792.1**	1,208.2
Deferred income tax liabilities	9	**246.3**	222.8	**319.4**	295.1
Provisions	22	**85.6**	71.0	**110.9**	94.0
Non-current liabilities		**989.5**	1,225.6	**1,282.9**	1,623.0
Total liabilities		**1,840.6**	1,849.4	**2,386.4**	2,449.1
Net assets		**2,619.8**	2,280.6	**3,396.6**	3,019.8
EQUITY					
Contributed equity	23	**1,475.9**	1,497.1	**2,255.8**	2,286.2
Reserves	24	**227.6**	196.6	**(336.3)**	(304.3)
Retained profits		**909.0**	582.0	**1,467.6**	1,031.4
Equity attributable to members of Rinker Group Limited		**2,612.5**	2,275.7	**3,387.1**	3,013.3
Outside equity interests in controlled entities	25	**7.3**	4.9	**9.5**	6.5
Total equity		**2,619.8**	2,280.6	**3,396.6**	3,019.8
Exchange rate (A$=US$)		**0.7713**	0.7552	**0.7713**	0.7552

Notes to the consolidated financial statements are annexed.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		**4,491.9**	3,857.2	**6,080.2**	5,542.8
Payments to suppliers and employees		**(3,635.7)**	(3,102.7)	**(4,930.1)**	(4,472.9)
Dividends and distributions received		**15.7**	13.1	**21.3**	17.4
Interest received		**18.1**	10.7	**24.2**	15.0
Income taxes paid		**(230.6)**	(117.7)	**(299.1)**	(155.3)
Net cash from operating activities		**659.4**	660.6	**896.5**	947.0
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment and other non-current assets		**(281.1)**	(224.4)	**(380.1)**	(340.2)
Proceeds from sale of property, plant and equipment and other non-current assets		**13.2**	25.3	**17.6**	55.0
Purchase of controlled entities and businesses net of cash acquired	35	**(33.2)**	(36.0)	**(45.1)**	(49.2)
Proceeds from sale of interests in controlled entities and businesses	35	**104.8**	4.3	**134.3**	5.8
Loans and receivables advanced		**(22.1)**	(16.3)	**(30.1)**	(23.3)
Loans and receivables repaid		**40.8**	16.1	**58.2**	23.8
Net cash (used in) investing activities		**(177.6)**	(231.0)	**(245.2)**	(328.1)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net (repayments of) borrowings		**(60.5)**	(297.9)	**(83.0)**	(455.5)
Cash received from CSR Limited[a]		**-**	192.6	**-**	315.5
Dividends paid		**(104.1)**	(85.6)	**(141.4)**	(122.8)
Dividends paid to outside equity interests		**(2.6)**	(1.4)	**(3.5)**	(1.8)
Payments for Rinker Group Limited share buyback		**(21.9)**	-	**(31.3)**	-
Proceeds from issue of shares		**0.7**	0.6	**0.9**	0.8
Interest and other finance costs paid		**(49.2)**	(53.0)	**(66.8)**	(75.0)
Net cash (used in) financing activities		**(237.6)**	(244.7)	**(325.1)**	(338.8)
NET INCREASE IN CASH HELD		**244.2**	184.9	**326.2**	280.1
Cash at the beginning of the financial year		**328.5**	111.0	**435.1**	184.8
Effect of exchange rate changes		**15.5**	32.6	**1.3**	(29.8)
Cash at the end of the financial year		**588.2**	328.5	**762.6**	435.1
Reconciliation of net profit attributable to members of Rinker Group Limited to net cash from operating activities					
Operating profit after tax attributable to members of Rinker Group Limited		**432.6**	295.6	**585.2**	426.8
Depreciation and amortisation	7	**250.5**	234.2	**339.1**	336.9
Transfer to (from) provisions		**5.9**	(2.1)	**8.0**	(1.5)
Interest expense	6	**46.0**	54.6	**62.3**	78.9
Other loss from ordinary activities		**0.6**	11.6	**0.9**	15.7
Outside equity interests' share of profit		**5.0**	1.1	**6.8**	1.5
Increase in trade receivables and other current assets		**(83.0)**	(29.5)	**(117.1)**	(51.1)
Increase in current inventories		**(56.4)**	(18.2)	**(78.2)**	(25.3)
Increase in trade payables and other creditors and accruals		**47.1**	107.9	**60.9**	138.4
Net change in tax balances		**6.2**	31.2	**22.0**	60.9
Other		**4.9**	(25.8)	**6.6**	(34.2)
Net cash from operating activities		**659.4**	660.6	**896.5**	947.0
Exchange rate (A$=US$)		**0.7393**	0.6897	**0.7393**	0.6897

a As part of the demerger the Rinker group received US$192.6 million or A$315.5 million from CSR Limited.

Notes to the consolidated financial statements are annexed.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
ISSUED AND PAID-UP CAPITAL				
Balance at the beginning of the financial year	**1,497.1**	1,496.5	**2,286.2**	2,285.4
Buyback of shares[a]	**(21.9)**	–	**(31.3)**	–
Issue of shares[b]	**0.7**	0.6	**0.9**	0.8
Balance at the end of the financial year	**1,475.9**	1,497.1	**2,255.8**	2,286.2
RETAINED PROFITS				
Balance at the beginning of the financial year	**582.0**	371.5	**1,031.4**	727.0
Adjustment to opening retained earnings on adoption of revised AASB 1028 "Employee Benefits"	**–**	(1.0)	**–**	(1.6)
Reserve of controlled entities disposed	**–**	–	**(7.6)**	2.0
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Total available for appropriation	**1,014.6**	666.1	**1,609.0**	1,154.2
Dividends	**(105.6)**	(84.1)	**(141.4)**	(122.8)
Retained profits at the end of the financial year	**909.0**	582.0	**1,467.6**	1,031.4
FOREIGN CURRENCY TRANSLATION RESERVE				
Balance at the beginning of the financial year	***196.6***	*6.0*	**(304.3)**	107.9
Exchange differences relating to overseas net assets net gain/(loss) on translation	**31.0**	190.6	**(39.6)**	(410.2)
Reserve of controlled entities disposed	**–**	–	**7.6**	(2.0)
Balance at the end of the financial year	**227.6**	196.6	**(336.3)**	(304.3)
Total shareholders' equity attributable to members of Rinker Group Limited	**2,612.5**	2,275.7	**3,387.1**	3,013.3

a On 19 February 2004, Rinker announced that a 12 month on-market share buyback of up to 10% of its ordinary shares would commence in May 2004. 4,000,028 shares were repurchased under the on-market buyback during the year to 31 March 2005. A further 4,270,446 shares were repurchased between 1 April 2005 and 12 May 2005. Shares repurchased were cancelled immediately on receipt.

b Fully paid ordinary shares were issued in August and September 2004 under the employee Universal Share Plan. Shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of fully paid shares were made to all eligible employees (2,781). 1,259 accepted the offer, subscribing for up to 50 or 100 shares and receiving the same number at no cost. No expense was recorded in respect of free shares provided to employees under the Universal Share Plan.

Notes to the consolidated financial statements are annexed.

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

This general purpose financial report is prepared in accordance with the Corporations Act 2001, applicable accounting standards and Urgent Issues Group consensus views, and complies with other requirements of the law. The financial report is based on historical cost, except for certain assets which are at deemed cost. The accounting policies adopted are consistent with those of the previous year, unless otherwise stated. Details of the significant accounting policies adopted are given below.

CHANGES IN ACCOUNTING POLICY

Rinker Group Limited (Rinker) has adopted the revised Accounting Standard AASB 1046, "Director and Executive Disclosures by Disclosing Entities", which requires entities to disclose the remuneration of each specified director and executive (including at least five directors and five executives of the entity). AASB 1046 removes the requirements for banded disclosure of executive and director remuneration under AASB 1017, "Related Party Disclosures" and AASB 1034, "Financial Report Presentation and Disclosures". The required disclosures have been included in Note 26. The change in accounting policy has no effect on the Company's financial position or statement of performance.

Rinker Group Limited has adopted the Accounting Standard AASB 1047 "Disclosing the Impacts of Adopting Australian Equivalents to International Reporting Standards", which resulted in additional disclosure requirements related to the transition to Australian Equivalents to International Reporting Standards (A-IFRS) equivalents. These additional disclosures have been included in Note 39.

In fiscal year 2004, Rinker Group Limited adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which resulted in a change in the accounting policy for the measurement of employee benefit liabilities. The effect of the revised policy was to increase employee benefit liabilities at the beginning of the year by US$1.3 million or A$2.1 million, which was taken directly to retained profits (US$1.0 million or A$1.6 million after tax). Current year profits did not change as a result of this change in accounting policy.

REPORTING CURRENCY

Rinker has obtained relief from the Australian Securities and Investments Commission (ASIC) under section 340 (1) of the Corporations Act 2001, relieving the company from the requirements of Australian Accounting Standards to the extent necessary to allow Rinker to report in both Australian dollars and United States dollars. To assist users in understanding the effect on the financial report of changes in foreign exchange rates, the foreign exchange rates disclosed on the Consolidated Statement of Financial Performance and Consolidated Statement of Cashflows represent the effective average rates for the period and for the Statement of Financial Position the closing rate at the end of each period.

PRINCIPLES OF CONSOLIDATION

The financial report is prepared for the economic entity, being Rinker Group Limited (parent entity) and the entities it controls. In these financial statements:

- results of each controlled entity are included from the date Rinker Group Limited obtains control and until such time as it ceases to control the entity; and
- all intercompany balances and transactions are eliminated.

Entities controlled by Rinker Group Limited are under no obligation to accept responsibility for liabilities of other common controlled entities except where such an obligation has been specifically undertaken.

FOREIGN CURRENCY TRANSLATION

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at the reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in net profit or loss in the period in which they arise except if designated as hedges.

The assets and liabilities of self sustaining controlled operations are translated at year-end exchange rates. Income and expense items are translated at the weighted average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of self sustaining controlled operations is reflected as a separate component of shareholders equity in the foreign currency translation reserve. The financial statements of the parent entity (Rinker Group Limited) have been translated into United States dollars using the methodology described above. This is consistent with both Australian Accounting Standard AASB 1012 "Foreign Currency Translation" and the United States Securities and Exchange Commission Rule 3-20(d) of Regulation S-X. The exchange rate used is the Australian 9:55 a.m. hedge settlement rate at the end of each month.

REVENUE RECOGNITION

Trading revenue is measured at the fair value of the consideration received, and is recognised when each of the following conditions are met:

(i) Persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.
(ii) Title in the product has transferred to the buyer.
(iii) The seller's price to the buyer is fixed or determinable.
(iv) Collectibility is reasonably assured.

Revenue from the disposal of other assets is recognised when the consolidated entity has passed control of the goods or other assets to the buyer.

RECEIVABLES

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful accounts. The collectability of receivables is assessed at balance date and specific allowance is made for any doubtful accounts.

SIGNIFICANT ITEMS

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity, and as such are disclosed separately.

RESEARCH AND DEVELOPMENT

All expenditure on research and development is expensed in the year in which it is incurred except where future benefits can be assured beyond reasonable doubt. Projects are continually under review.

CAPITALISATION OF INTEREST

Interest is expensed as incurred except where it relates to the financing of major projects constructed for internal use, where it is capitalised up to the date of commissioning. Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts. Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

SIGNIFICANT ACCOUNTING POLICIES (continued)

INTANGIBLES

Goodwill arising from the purchase of controlled entities or businesses is amortised over the period which the benefits are expected to arise to a maximum of 20 years. Patents, trademarks and other intellectual property acquired are valued at the lower of cost or recoverable amount and are amortised over the period in which the benefits are expected to arise varying from five to 40 years.

ACQUISITION OF ASSETS

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition. In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

LEASED ASSETS

Leased assets under contracts classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments. A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset. Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period. Operating lease payments are recognised as an expense when incurred in a manner which reflects the pattern in which the economic benefits of the leased assets are consumed.

SOFTWARE AND SYSTEM DEVELOPMENT

The cost of developing new systems, including purchased software, is deferred and subsequently amortised over a period of five to seven years, being the period over which the benefits are expected to arise. Costs associated with software developed or purchased for internal use are capitalised when both a project stage is completed and management of the Rinker group has authorised whatever funding is required so that the entire project is probable of completion for the function intended.

Capitalised internal-use software costs include only:

(i) External direct costs of materials and services consumed in developing or obtaining the software,
(ii) Payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and
(iii) Interest costs incurred, when material, while developing the software.

Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

DEFERRED COSTS

Deferred costs are capitalised to the extent that they provide future economic benefits. They are amortised over the period those benefits are expected to occur and their carrying value is reviewed annually as part of the business recoverable amounts test.

DEPRECIATION (INCLUDING AMORTISATION AND DEPLETION)

Depreciable assets other than quarry and other raw material reserves are depreciated at rates based upon their expected economic life, using the straight-line method. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable (proven and probable) reserves. The economic lives of property, plant and equipment assets are detailed in Note 15.

ASSOCIATES AND PARTNERSHIPS

Investments in associates and partnerships have been accounted for under the equity method in the financial statements as the Rinker group has significant influence over the investees.

INVENTORIES

Inventories including work in progress and land held for resale are valued at the lower of cost or net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories. The value of inventory is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

STATEMENT OF CASH FLOWS

Cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash.

ACCOUNTS PAYABLE

Trade creditors and other accounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

INTEREST-BEARING LIABILITIES

Bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

EMPLOYEE ENTITLEMENTS

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and other employee benefits when it is probable that settlement will be required and they are capable of being reliably measured. Provisions made in respect of wages and salaries, annual leave, long service leave, and other employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of long service leave and other employee benefits, which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made in respect of services provided by employees up to reporting date.

RESTORATION AND ENVIRONMENTAL REHABILITATION

Provision is made for the restoration of areas from which natural resources are extracted. The restoration cost is provided over the period in which the recoverable mineral reserves are expected to be extracted. Estimates are based on current technology. Changes in estimates are dealt with on a prospective basis. Provision is also made for the expected cost of environmental rehabilitation of commercial sites which require remediation of existing conditions resulting from present and past operations. The liability is immediately recognised when the environmental exposure is identified and the rehabilitation costs can be reliably estimated.

SIGNIFICANT ACCOUNTING POLICIES (continued)

OTHER PROVISIONS

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows. A provision is recognised for dividends when they have been declared, or determined by the directors.

TAX EFFECT ACCOUNTING

The liability method of tax effect accounting is applied in the calculation of provisions for current and future tax.

Tax expense for the year is based on pre-tax accounting profit adjusted for items which, as a result of treatment under income tax legislation, create permanent differences between pre-tax accounting profit and taxable income. To arrive at tax payable, adjustments to income tax are made for items which have been included in periods for accounting purposes which differ from those specified by income tax legislation. The extent to which these timing differences give rise to income tax becoming payable earlier or later than is indicated by accounting treatment, is recorded in the statement of financial position as a deferred income tax asset or a deferred income tax liability.

Deferred income tax assets arising from timing differences are not carried forward as an asset unless realisation is assured beyond reasonable doubt, whereas deferred income tax assets arising from tax losses are not carried forward as an asset unless the losses can be regarded as being virtually certain of realisation.

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings or where the distribution of earnings does not attract withholding tax under both the tax laws of the country where the overseas controlled entity is domiciled and the tax laws of Australia.

GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cashflows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

CAPITAL GAINS TAX

No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets, as no decision has been made to sell any of these assets. Such liability is provided at the time of disposal of assets. Where assets were revalued, no provision for potential capital gains tax has been made.

DERIVATIVE AND HEDGING ACTIVITIES

The consolidated entity uses derivative financial instruments ("derivatives") to hedge exposures to interest rate risk. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. The hedge items include recognised assets and liabilities and anticipated transactions that are probable of occurring. Interest rate swaps and options are used to vary the consolidated entity's mix of fixed and variable rate borrowings. These derivatives are accounted for on an accrual basis consistent with the accounting treatment of the underlying borrowings. Both payments and receipts under the swaps are included in interest expense. The related amount payable to, or receivable from counterparties, is included in other receivables or other payables. Option premiums are deferred and amortised over the term of the option.

USE OF ESTIMATES

The preparation of the financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the statement of financial position dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

UNINSURED LOSSES AND FUTURE CLAIMS

Provisions for uninsured losses and future claims include retained losses within insurance policies for workers compensation, product liability, general liability, automobile liability and employee medical plan claims. The provisions are based on actuarial calculations and include amounts for claims incurred but not reported as well as increases in claims that have been reported.

CONTRIBUTION TO SUPERANNUATION FUNDS

Contributions to defined benefit superannuation plans are expensed when incurred. The Rinker group participates in several superannuation funds which provide benefits upon the disability, retirement, resignation or death of employees. Contributions to these funds are expensed as incurred. The currently assessed shortfall of net market value of plan assets compared to accrued benefits has not been recognised as a liability in the financial statements as Rinker Group Limited and its controlled entities do not presently have a legal or constructive obligation to meet the deficit, other than the annually determined minimum funding amount. The annually determined minimum funding amount has been appropriately recognised as a liability at year end. Additional details on superannuation funds are provided in Note 33.

ACCOUNTING STANDARDS NOT YET EFFECTIVE

Details of the impact of A-IFRS are set out in Note 39 to the financial statements.

COMPARATIVE FIGURES

Where necessary to facilitate comparison, comparative figures have been adjusted to conform with changes in presentation in the current year.

ROUNDING

Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars and are shown in US$ millions and A$ millions.

Rinker Group Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998 and is therefore permitted under this class order to round to the nearest tenth of a million dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 SEGMENT INFORMATION

US$ MILLION YEAR ENDED 31 MARCH	PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX 2005	2004	INCOME TAX (EXPENSE) BENEFIT 2005	2004	OUTSIDE EQUITY INTERESTS 2005	2004	NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED 2005	2004
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**172.1**	138.2	**(59.4)**	(46.9)	**–**	(0.1)	**112.7**	91.2
Cement	**109.0**	95.5	**(43.2)**	(36.8)	**–**	–	**65.8**	58.7
Concrete, block, asphalt	**197.2**	116.4	**(77.5)**	(45.8)	**–**	(0.1)	**119.7**	70.5
Concrete pipe and products	**81.5**	53.1	**(31.0)**	(21.5)	**–**	–	**50.5**	31.6
Other	**18.3**	(11.4)	**(7.5)**	7.3	**(5.0)**	(0.9)	**5.8**	(5.0)
Total Rinker Materials	**578.1**	391.8	**(218.6)**	(143.7)	**(5.0)**	(1.1)	**354.5**	247.0
Readymix	**140.4**	110.1	**(38.8)**	(29.5)	**–**	–	**101.6**	80.6
Segment totals	**718.5**	501.9	**(257.4)**	(173.2)	**(5.0)**	(1.1)	**456.1**	327.6
Corporate	**(11.8)**	(9.2)	**4.8**	2.6	**–**	–	**(7.0)**	(6.6)
Group totals	**706.7**	492.7	**(252.6)**	(170.6)	**(5.0)**	(1.1)	**449.1**	321.0
Net finance (note 6)	**(32.3)**	(47.2)	**15.8**	21.8	**–**	–	**(16.5)**	(25.4)
Consolidated Rinker group	**674.4**	445.5	**(236.8)**	(148.8)	**(5.0)**	(1.1)	**432.6**	295.6

A$ MILLION	PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX 2005	2004	INCOME TAX (EXPENSE) BENEFIT 2005	2004	OUTSIDE EQUITY INTERESTS 2005	2004	NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED 2005	2004
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**233.7**	200.9	**(80.9)**	(68.2)	**–**	(0.1)	**152.8**	132.6
Cement	**147.1**	137.6	**(58.4)**	(52.9)	**–**	–	**88.7**	84.7
Concrete, block, asphalt	**265.3**	166.9	**(104.4)**	(65.7)	**–**	(0.2)	**160.9**	101.0
Concrete pipe and products	**111.3**	78.6	**(42.3)**	(31.7)	**–**	–	**69.0**	46.9
Other	**24.5**	(16.0)	**(10.1)**	9.7	**(6.8)**	(1.2)	**7.6**	(7.5)
Total Rinker Materials	**781.9**	568.0	**(296.1)**	(208.8)	**(6.8)**	(1.5)	**479.0**	357.7
Readymix	**191.1**	158.3	**(52.7)**	(42.6)	**–**	–	**138.4**	115.7
Segment totals	**973.0**	726.3	**(348.8)**	(251.4)	**(6.8)**	(1.5)	**617.4**	473.4
Corporate	**(15.9)**	(13.0)	**6.3**	3.7	**–**	–	**(9.6)**	(9.3)
Group totals	**957.1**	713.3	**(342.5)**	(247.7)	**(6.8)**	(1.5)	**607.8**	464.1
Net finance (note 6)	**(44.1)**	(68.8)	**21.5**	31.5	**–**	–	**(22.6)**	(37.3)
Consolidated Rinker group	**913.0**	644.5	**(321.0)**	(216.2)	**(6.8)**	(1.5)	**585.2**	426.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

US$ MILLION YEAR ENDED 31 MARCH	EXTERNAL TRADING REVENUE 2005	2004	INTERNAL TRADING REVENUE[a] 2005	2004	TOTAL TRADING REVENUE 2005	2004	OTHER REVENUE 2005	2004	TOTAL REVENUE[b] 2005	2004
1 SEGMENT INFORMATION (continued)										
BUSINESS SEGMENTS										
Rinker Materials										
Aggregates	**554.6**	488.1	**352.4**	314.5	**907.0**	802.6	**8.8**	3.8	**915.8**	806.4
Cement	**196.3**	182.5	**224.7**	194.5	**421.0**	377.0	**0.3**	1.3	**421.3**	378.3
Concrete, block, asphalt	**1,636.9**	1,365.0	**–**	–	**1,636.9**	1,365.0	**3.8**	2.8	**1,640.7**	1,367.8
Concrete pipe and products	**472.1**	421.4	**–**	–	**472.1**	421.4	**6.9**	1.9	**479.0**	423.3
Other	**461.6**	410.6	**–**	–	**461.6**	410.6	**103.7**	10.5	**565.3**	421.1
Intercompany eliminations	**–**	–	**(577.1)**	(509.0)	**(577.1)**	(509.0)	**–**	–	**(577.1)**	(509.0)
Total Rinker Materials	**3,321.5**	2,867.6	**–**	–	**3,321.5**	2,867.6	**123.5**	20.3	**3,445.0**	2,887.9
Readymix	**990.9**	838.6	**–**	–	**990.9**	838.6	**2.6**	11.5	**993.5**	850.1
Segment totals	**4,312.4**	3,706.2	**–**	–	**4,312.4**	3,706.2	**126.1**	31.8	**4,438.5**	3,738.0
Interest income (note 5)	**–**	–	**–**	–	**–**	–	**19.5**	11.7	**19.5**	11.7
Consolidated Rinker group	4,312.4	3,706.2	**–**	–	**4,312.4**	3,706.2	**145.6**	43.5	**4,458.0**	3,749.7

A$ MILLION	EXTERNAL TRADING REVENUE 2005	2004	INTERNAL TRADING REVENUE[a] 2005	2004	TOTAL TRADING REVENUE 2005	2004	OTHER REVENUE 2005	2004	TOTAL REVENUE[b] 2005	2004
BUSINESS SEGMENTS										
Rinker Materials										
Aggregates	**752.8**	704.6	**477.1**	453.1	**1,229.9**	1,157.7	**11.8**	5.6	**1,241.7**	1,163.3
Cement	**265.4**	262.0	**303.6**	280.5	**569.0**	542.5	**0.3**	1.8	**569.3**	544.3
Concrete, block, asphalt	**2,216.5**	1,968.8	–	–	**2,216.5**	1,968.8	**5.1**	4.0	**2,221.6**	1,972.8
Concrete pipe and products	**642.4**	611.5	**–**	–	**642.4**	611.5	**9.0**	2.8	**651.4**	614.3
Other	**625.2**	591.6	**–**	–	**625.2**	591.6	**132.6**	13.9	**757.8**	605.5
Intercompany eliminations	**–**	–	**(780.7)**	(733.6)	**(780.7)**	(733.6)	**–**	–	**(780.7)**	(733.6)
Total Rinker Materials	**4,502.3**	4,138.5	**–**	–	**4,502.3**	4,138.5	**158.8**	28.1	**4,661.1**	4,166.6
Readymix	**1,340.7**	1,201.0	**–**	–	**1,340.7**	1,201.0	**3.5**	16.9	**1,344.2**	1,217.9
Segment totals	**5,843.0**	5,339.5	**–**	–	**5,843.0**	5,339.5	**162.3**	45.0	**6,005.3**	5,384.5
Interest income (note 5)	**–**	–	**–**	–	**–**	–	**26.1**	16.4	**26.1**	16.4
Consolidated Rinker group	**5,843.0**	5,339.5	**–**	–	**5,843.0**	5,339.5	**188.4**	61.4	**6,031.4**	5,400.9

a Inter-segment sales are recorded at amounts comparable to competitive market prices charged to external customers for similar goods.

b Excludes net profit from equity accounted for associate entities and partnerships.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

US$ MILLION AS AT AND YEAR ENDED 31 MARCH	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		SHARE OF ASSOCIATE ENTITIES NET PROFIT		DEPRECIATION, DEPLETION AND AMORTISATION[c]		CAPITAL EXPENDITURE	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
1 SEGMENT INFORMATION (continued)								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**4.5**	4.3	**1.3**	1.1	**74.2**	69.5	**74.2**	54.0
Cement	**–**	–	**–**	–	**21.7**	21.4	**5.6**	5.9
Concrete, block, asphalt	**–**	–	**–**	–	**60.9**	54.1	**132.2**	68.9
Concrete pipe and products	**–**	–	**–**	–	**30.8**	32.0	**12.8**	9.4
Other	**–**	–	**–**	–	**14.8**	21.8	**12.8**	11.6
Total Rinker Materials	**4.5**	4.3	**1.3**	1.1	**202.4**	198.8	**237.6**	149.8
Readymix	**158.0**	139.1	**30.1**	13.9	**47.8**	35.4	**77.7**	89.0
Segment totals	**162.5**	143.4	**31.4**	15.0	**250.2**	234.2	**315.3**	238.8
Corporate	**–**	–	**–**	–	**0.3**	–	**–**	–
Consolidated Rinker group	**162.5**	143.4	**31.4**	15.0	**250.5**	234.2	**315.3**	238.8
A$ MILLION								
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**5.9**	5.7	**1.8**	1.7	**100.4**	99.9	**99.6**	76.6
Cement	**–**	–	**–**	–	**29.3**	30.8	**7.5**	8.3
Concrete, block, asphalt	**–**	–	**–**	–	**82.4**	77.8	**180.1**	97.6
Concrete pipe and products	**–**	–	**–**	–	**41.8**	46.1	**17.2**	13.6
Other	**–**	–	**–**	–	**20.2**	31.6	**17.1**	16.6
Total Rinker Materials	**5.9**	5.7	**1.8**	1.7	**274.1**	286.2	**321.5**	212.7
Readymix	**204.8**	184.2	**40.9**	20.3	**64.6**	50.7	**105.1**	125.2
Segment total	**210.7**	189.9	**42.7**	22.0	**338.7**	336.9	**426.6**	337.9
Corporate	**–**	–	**–**	–	**0.4**	–	**–**	–
Consolidated Rinker group	**210.7**	189.9	**42.7**	22.0	**339.1**	336.9	**426.6**	337.9

c Other non-cash expenses are immaterial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1 SEGMENT INFORMATION (continued)

Segment funds employed are calculated based on segment assets and liabilities, adjusted for allocated tax assets and liabilities:

US$ MILLION AS AT 31 MARCH	ASSETS 2005	ASSETS 2004	LIABILITIES 2005	LIABILITIES 2004	ALLOCATED TAX ASSETS AND LIABILITIES 2005	ALLOCATED TAX ASSETS AND LIABILITIES 2004	SEGMENT FUNDS EMPLOYED 2005	SEGMENT FUNDS EMPLOYED 2004
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**945.6**	932.4	**(113.4)**	(93.3)	**(49.2)**	(43.1)	**783.0**	796.0
Cement	**407.7**	410.1	**(37.6)**	(29.8)	**(32.8)**	(26.2)	**337.3**	354.1
Concrete, block, asphalt	**943.0**	834.7	**(198.2)**	(183.3)	**(65.7)**	(43.1)	**679.1**	608.3
Concrete pipe and products	**442.1**	437.4	**(60.1)**	(60.1)	**(33.0)**	(29.2)	**349.0**	348.1
Other	**118.5**	219.5	**(109.9)**	(118.3)	**4.7**	(21.4)	**13.3**	79.8
Intercompany eliminations	**(30.9)**	(30.9)	**30.9**	30.9	**-**	-	**-**	-
Total Rinker Materials	**2,826.0**	2,803.2	**(488.3)**	(453.9)	**(176.0)**	(163.0)	**2,161.7**	2,186.3
Readymix	**962.2**	897.0	**(193.3)**	(170.6)	**(29.4)**	(26.5)	**739.5**	699.9
Segment totals	**3,788.2**	3,700.2	**(681.6)**	(624.5)	**(205.4)**	(189.5)	**2,901.2**	2,886.2
Corporate	**2.9**	6.6	**(5.2)**	(2.9)				
Group totals	**3,791.1**	3,706.8	**(686.8)**	(627.4)				
Cash (note 10)	**588.2**	328.5	**-**	-				
Tax assets (liabilities)	**75.7**	91.0	**(273.0)**	(280.5)				
Interest and other finance receivable (payable)	**5.4**	3.7	**(12.8)**	(11.7)				
Interest-bearing liabilities	**-**	-	**(868.0)**	(929.8)				
Consolidated Rinker group	**4,460.4**	4,130.0	**(1,840.6)**	(1,849.4)				

A$ MILLION	ASSETS 2005	ASSETS 2004	LIABILITIES 2005	LIABILITIES 2004	ALLOCATED TAX ASSETS AND LIABILITIES 2005	ALLOCATED TAX ASSETS AND LIABILITIES 2004	SEGMENT FUNDS EMPLOYED 2005	SEGMENT FUNDS EMPLOYED 2004
BUSINESS SEGMENTS								
Rinker Materials								
Aggregates	**1,225.9**	1,234.6	**(147.0)**	(123.5)	**(63.8)**	(57.1)	**1,015.1**	1,054.0
Cement	**528.7**	543.0	**(48.8)**	(39.5)	**(42.5)**	(34.6)	**437.4**	468.9
Concrete, block, asphalt	**1,222.5**	1,105.3	**(256.9)**	(242.7)	**(85.2)**	(57.1)	**880.4**	805.5
Concrete pipe and products	**573.3**	579.2	**(77.9)**	(79.6)	**(42.8)**	(38.7)	**452.6**	460.9
Other	**153.6**	290.7	**(142.5)**	(156.7)	**6.1**	(28.5)	**17.2**	105.5
Intercompany eliminations	**(40.0)**	(40.9)	**40.0**	40.9	**-**	-	**-**	-
Total Rinker Materials	**3,664.0**	3,711.9	**(633.1)**	(601.1)	**(228.2)**	(216.0)	**2,802.7**	2,894.8
Readymix	**1,247.5**	1,187.8	**(250.7)**	(225.9)	**(38.1)**	(35.0)	**958.7**	926.9
Segment totals	**4,911.5**	4,899.7	**(883.8)**	(827.0)	**(266.3)**	(251.0)	**3,761.4**	3,821.7
Corporate	**3.7**	8.7	**(6.7)**	(3.8)				
Group totals	**4,915.2**	4,908.4	**(890.5)**	(830.8)				
Cash (note 10)	**762.6**	435.1	**-**	-				
Tax assets (liabilities)	**98.1**	120.5	**(354.0)**	(371.5)				
Interest and other finance receivable (payable)	**7.1**	4.9	**(16.5)**	(15.6)				
Interest-bearing liabilities	**-**	-	**(1,125.4)**	(1,231.2)				
Consolidated Rinker group	**5,783.0**	5,468.9	**(2,386.4)**	(2,449.1)				

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

US$ MILLION AS AT AND YEAR ENDED 31 MARCH	SEGMENT ASSETS 2005	 2004	TOTAL REVENUE[de] 2005	 2004
1 SEGMENT INFORMATION (continued)				
GEOGRAPHICAL SEGMENTS				
United States	**2,826.1**	2,803.2	**3,445.0**	2,887.9
Australia	**939.3**	878.5	**951.2**	813.2
China	**25.7**	25.1	**42.3**	36.9
Group totals	**3,791.1**	3,706.8	**4,438.5**	3,738.0
A$ MILLION				
GEOGRAPHICAL SEGMENTS				
United States	**3,664.1**	3,711.9	**4,661.1**	4,166.6
Australia	**1,218.3**	1,163.2	**1,287.1**	1,164.3
China	**32.8**	33.3	**57.1**	53.6
Group totals	**4,915.2**	4,908.4	**6,005.3**	5,384.5

d Excludes net profit from equity accounted for associate entities and partnerships.

e Intersegment sales are negligible.

US$ MILLION AS AT AND YEAR ENDED 31 MARCH	LONG LIVED ASSETS 2005	 2004	CAPITAL EXPENDITURE 2005	 2004
GEOGRAPHICAL SEGMENTS				
United States	**1,300.1**	1,299.6	**237.6**	149.8
Australia	**448.0**	405.5	**76.8**	82.2
China	**10.2**	10.6	**0.9**	6.8
Group totals	**1,758.3**	1,715.7	**315.3**	238.8
A$ MILLION				
GEOGRAPHICAL SEGMENTS				
United States	**1,685.6**	1,720.8	**321.5**	212.7
Australia	**580.8**	536.9	**103.8**	115.7
China	**13.3**	14.1	**1.3**	9.5
Group totals	**2,279.7**	2,271.8	**426.6**	337.9

PRODUCTS AND SERVICES OF SEGMENTS

Business segments are reported along geographic lines (Rinker Materials in the United States; and Readymix in Australia and China) and within the United States, along product lines. These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials

- **Aggregates**
- **Cement**
- **Concrete, block and asphalt**
- **Concrete pipe and products**
- **Other:** gypsum supply, pre-stressed concrete[f], polyethylene pipe[f], Rinker Materials corporate costs

Readymix

Aggregates, concrete, asphalt, cement, concrete pipe and other reinforced concrete products

f The pre-stressed concrete and polyethylene pipe businesses were disposed of during year ended 31 March 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
2 OTHER REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES					
REVENUE					
Disposals of investments and surplus property, plant and equipment		**116.4**	14.8	**149.2**	20.0
Disposals of operating property, plant and equipment and other assets		**5.5**	14.6	**7.4**	21.4
Revenue from sale of assets		**121.9**	29.4	**156.6**	41.4
Dividend income		**0.4**	0.1	**0.6**	0.2
Other		**3.8**	2.3	**5.1**	3.4
Total other revenue from ordinary activities		**126.1**	31.8	**162.3**	45.0
EXPENSES					
Disposals of investments and surplus property, plant and equipment		**(119.2)**	(14.6)	**(152.8)**	(19.9)
Disposals of operating property, plant and equipment and other assets		**(7.0)**	(11.1)	**(9.4)**	(16.5)
Expense from sale of assets		**(126.2)**	(25.7)	**(162.2)**	(36.4)
Other restructure, rationalisation and impairment costs[a]		**(0.3)**	(10.5)	**(0.7)**	(15.1)
Other		**(0.2)**	(7.1)	**(0.3)**	(9.0)
Total other expenses from ordinary activities		**(126.7)**	(43.3)	**(163.2)**	(60.5)

a An impairment write down of US$10.5 million or A$15.1 million was recorded during the year ended 31 March 2004 relating to Rinker Materials Prestress.

3 SIGNIFICANT ITEMS					
Disposal of Prestress					
Revenue on disposal		**32.5**	–	**41.8**	–
Book value of disposed assets		**(47.6)**	–	**(61.2)**	–
Income tax benefit		**2.0**	–	**2.6**	–
Total loss on sale[a]		**(13.1)**	–	**(16.8)**	–
Disposal of Polypipe					
Revenue on disposal		**67.3**	–	**85.6**	–
Book value of disposed assets		**(59.0)**	–	**(75.0)**	–
Total gain on sale[b]		**8.3**	–	**10.6**	–
Total significant items					
Revenue on disposal		**99.8**	–	**127.4**	–
Book value of disposed assets		**(106.6)**	–	**(136.2)**	–
Income tax benefit		**2.0**	–	**2.6**	–
Total significant items		**(4.8)**	–	**(6.2)**	–

a Loss on the disposal of Prestress is included within the Rinker Materials Other segment in Note 1.
b Gain on the disposal of Polypipe is included within the Rinker Materials Other segment in Note 1.

4 OPERATING COSTS					
Operating Costs include:					
Research and development		**1.8**	1.3	**2.3**	1.8
Mining royalties paid to governments		**2.9**	3.8	**3.9**	5.5
Operating lease and rental payments		**22.4**	23.1	**30.3**	33.3
Contributions to employee retirement funds		**34.4**	33.5	**46.7**	48.2
Repairs and maintenance		**115.2**	105.3	**151.6**	144.2

5 INTEREST INCOME					
Short-term interest income	6	**19.5**	11.7	**26.1**	16.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

YEAR ENDED 31 MARCH	NOTE	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
6 NET FINANCE EXPENSE					
Interest paid or payable on					
short term debt		**0.5**	0.7	**0.6**	1.1
long term debt		**45.5**	53.7	**61.6**	77.5
Finance leases		**–**	0.2	**0.1**	0.3
Total interest		**46.0**	54.6	**62.3**	78.9
Add					
funding costs		**5.6**	4.3	**7.6**	6.3
foreign exchange loss		**0.2**	–	**0.3**	–
Borrowing costs		**51.8**	58.9	**70.2**	85.2
Less interest income	5	**19.5**	11.7	**26.1**	16.4
Net finance expense		**32.3**	47.2	**44.1**	68.8
7 DEPRECIATION, DEPLETION AND AMORTISATION					
Amounts incurred for depreciation, depletion and amortisation of					
deferred costs and other non-current assets		**10.8**	11.5	**14.7**	16.6
goodwill		**56.3**	56.5	**76.2**	81.3
property, plant and equipment		**179.8**	161.7	**243.3**	232.5
other intangibles		**3.6**	4.5	**4.9**	6.5
Total depreciation, depletion and amortisation		**250.5**	234.2	**339.1**	336.9

8 DIVIDENDS

	DATE DECLARED	DATE PAID / PAYABLE	AMOUNT PER SHARE (AUSTRALIAN CENTS)	TOTAL AMOUNT (A$ MILLION)
RECOGNISED IN 2004				
Final dividend year ended 31 March 2003[a]	20 May 2003	3 July 2003	7	66.1
Interim dividend year ended 31 March 2004[b]	18 November 2003	15 December 2003	6	56.7
Total recognised			13	122.8
RECOGNISED IN 2005				
Final dividend year ended 31 March 2004[b]	25 May 2004	2 July 2004	**8**	**75.5**
Interim dividend year ended 31 March 2005[b]	16 November 2004	13 December 2004	**7**	**65.9**
Total recognised			**15**	**141.4**
UNRECOGNISED				
Final dividend year ended 31 March 2005[c]	12 May 2005	1 July 2005	**14**	**131.8**

a 70 per cent franked at the Australian corporate tax rate of 30 per cent.

b 100 per cent franked at the Australian corporate tax rate of 30 per cent.

c 60 per cent franked at the Australian corporate tax rate of 30 per cent.

Dividends declared during the year ended 31 March 2005 have been recognised in the financial report. The final dividend in respect of ordinary shares for the year ended 31 March 2005 has not been recognised in this financial report because it was declared after 31 March 2005.

On 15 April 2005 Rinker announced a change in the conversion ratio of Rinker American Depositary Receipts (ADRs). Effective 27 April 2005, ADRs, which previously represented 10 Rinker ordinary shares, represent five Rinker ordinary shares. This change had no impact on the contributed equity of Rinker Group Limited. Holders of Rinker American Depositary Receipts (ADRs) in the United States, will receive a dividend equivalent to 70 Australian cents per ADR, or five times the dividend per ordinary share noted above.

The adjusted franking account balance as at 31 March 2005 was A$16.8 million (2004: A$6.2 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9 INCOME TAX

INCOME TAX EXPENSE

Reconciliation of income tax expense charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax:

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Profit from ordinary activities before income tax	**674.4**	445.5	**913.0**	644.5
Income tax expense calculated at 30%	**202.3**	133.7	**273.9**	193.4
Increase (decrease) in income tax expense due to				
Overseas tax rate differential	**39.1**	20.9	**53.0**	30.1
Non-tax deductible depreciation and amortisation	**13.5**	15.8	**18.3**	22.8
Non-tax deductible other expenditures	**4.8**	2.6	**6.5**	3.7
Income tax (over) provided in previous years	**(9.7)**	(12.4)	**(12.9)**	(17.4)
Tax depletion of mineral reserves	**(5.9)**	(5.8)	**(8.0)**	(8.4)
Other items	**(2.7)**	(4.0)	**(3.5)**	(4.8)
Asian trading (profits) not previously recognised	**(0.5)**	(1.3)	**(0.7)**	(2.0)
Equity accounted associates' profit/rebate on dividends received	**(5.1)**	(0.6)	**(7.0)**	(1.0)
Non-tax assessable other income	**–**	(0.1)	**–**	(0.2)
Asset disposals and writedowns	**1.1**	–	**1.5**	–
Research and development concessions	**(0.1)**	–	**(0.1)**	–
Total income tax expense on profit from ordinary activities	**236.8**	148.8	**321.0**	216.2
Total income tax expense comprises				
Additions to provision for current income tax liability	**228.8**	157.9	**310.2**	228.9
Additions to (deductions from) provision for deferred income tax liability	**22.9**	(5.4)	**30.9**	(7.1)
Additions to (deductions from) deferred income tax assets	**(14.9)**	(3.7)	**(20.1)**	(5.6)
Total income tax expense on profit from ordinary activities	**236.8**	148.8	**321.0**	216.2

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. Rinker and its wholly-owned Australian resident entities are eligible to consolidate for tax purposes under this legislation and have elected to be taxed as a single entity with effect from 12 April 2003. The Australian Taxation Office has been provided with formal notification of Rinker's implementation of the tax consolidation system. The head entity within the tax-consolidated group for the purposes of the tax consolidation system is Rinker Group Limited.

Members of the tax-consolidated group have entered into a tax sharing agreement which provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations. More information about the tax sharing agreement is included at Note 3 of the Rinker Group Limited parent company financial statements on page 45.

The components of income tax expense consist of the following:

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Current				
Australian	**45.9**	41.3	**62.6**	59.0
US	**182.9**	116.6	**247.6**	169.9
Total current income tax expense	**228.8**	157.9	**310.2**	228.9
Deferred				
Australian	**(0.7)**	(8.3)	**(1.1)**	(11.5)
US	**8.7**	(0.8)	**11.9**	(1.2)
Total deferred income tax expense	**8.0**	(9.1)	**10.8**	(12.7)
Total income tax expense	**236.8**	148.8	**321.0**	216.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
9 INCOME TAX (continued)				
The significant timing differences are as follows:				
Future income tax benefit arising from				
Provisions[a]	**64.7**	56.2	**83.9**	74.4
Tax losses (including the valuation allowance shown below)[b]	**–**	2.3	**–**	3.0
Other[c]	**11.0**	3.3	**14.2**	4.4
Total deferred income tax assets	**75.7**	61.8	**98.1**	81.8
Valuation allowance not brought to account	**–**	(1.6)	**–**	(2.1)
Net deferred income tax assets	**75.7**	60.2	**98.1**	79.7
Deferred income tax liabilities				
Fixed asset depreciation[d]	**202.8**	197.2	**263.0**	261.2
Spares and stores[e]	**0.3**	0.6	**0.4**	0.8
Inventory and deferred stripping	**15.7**	8.2	**20.3**	10.9
Prepayments	**8.0**	8.8	**10.4**	11.6
Other[c]	**19.5**	8.0	**25.3**	10.6
Total deferred income tax liabilities	**246.3**	222.8	**319.4**	295.1
Analysis of total income tax expense				
Income tax expense on operating profit	**236.8**	148.8	**321.0**	216.2
	236.8	148.8	**321.0**	216.2
Deferred income tax assets attributable to tax losses carried forward as an asset[f]	**–**	0.7	**–**	0.9
Deferred income tax assets not taken to account (valuation allowance)[gh]	**–**	1.6	**–**	2.1
Tax losses				
The tax losses carried forward expire as summarised below[i]				
US — unlimited expiration[j]	**–**	0.3	**–**	0.4
Australia — unlimited expiration	**–**	0.4	**–**	0.5
Other — expiration 2004 – 2009	**–**	1.6	**–**	2.1
	–	2.3	**–**	3.0

Valuation allowance

The net change in evaluation allowance for deferred income tax assets was a decrease of US$1.6 million (A$2.1 million) in 2005, an increase of US$0.2 million (decrease of A$0.2 million) in 2004.

The valuation allowance related primarily to income tax losses, with the allowance recorded due the uncertainty of whether these losses may ultimately be realised.

a Provision for tax deduction arising after expense is reported for accounting purposes.

b Tax losses to be offset against future taxable income.

c Other taxable and deductible temporary differences.

d Tax depreciation in excess of accounting depreciation.

e Spares and stores held in inventory, deductible for tax on purchase; expensed for accounting purposes on issue.

f Net of the valuation allowance US$nil (A$nil) (2004: US$1.6 million (A$2.1million)).

g Includes capital gains tax losses US$nil (A$nil) (2004: US$nil (A$nil)).

h These benefits will only be obtained if the Rinker group derives the necessary future assessable income and capital gains, and there are no adverse changes in tax legislation.

i These balances are not net of the valuation allowance.

j Represents Alternative Minimum Tax credits in the United States.

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
10 CASH				
Cash at banks and on hand	**57.0**	55.8	**73.9**	74.0
Short-term loans and deposits	**531.2**	272.7	**688.7**	361.1
Cash assets	**588.2**	328.5	**762.6**	435.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
11 RECEIVABLES				
CURRENT				
Trade receivables	**580.2**	512.5	**752.3**	678.8
Provision for doubtful debts[a]	**(23.8)**	(14.4)	**(30.9)**	(19.1)
	556.4	498.1	**721.4**	659.7
Loans to and receivables from associate entities	**0.2**	11.3	**0.2**	15.0
Divestment debtors	**1.6**	–	**2.1**	–
Other loans and receivables	**32.1**	29.1	**41.6**	38.5
	33.9	40.4	**43.9**	53.5
Total current receivables	**590.3**	538.5	**765.3**	713.2
NON-CURRENT				
Loans to employees	**2.0**	–	**2.6**	–
Loans to associate entities	**74.6**	84.6	**96.7**	112.1
Other loans	**4.8**	5.1	**6.3**	6.7
Term receivables	**–**	0.1	**–**	0.2
Total non-current receivables	**81.4**	89.8	**105.6**	119.0

a Provision for doubtful debts as detailed below:

US$ MILLION YEAR ENDING 31 MARCH	OPENING BALANCE	PROVIDED	NET CHARGED	FOREIGN EXCHANGE	(ACQUISITIONS)/ DISPOSALS	CLOSING BALANCE
2004	(14.2)	(3.6)	4.4	(0.7)	(0.3)	(14.4)
2005	**(14.4)**	**(13.2)**	**4.0**	**(0.5)**	**0.3**	**(23.8)**

A$ MILLION YEAR ENDING 31 MARCH	OPENING BALANCE	PROVIDED	NET CHARGED	FOREIGN EXCHANGE	(ACQUISITIONS)/ DISPOSALS	CLOSING BALANCE
2004	(23.6)	(5.7)	6.1	4.6	(0.5)	(19.1)
2005	**(19.1)**	**(18.1)**	**5.3**	**0.6**	**0.4**	**(30.9)**

In 2004, the US$3.6 million (A$5.7 million) provided was made up of US$3.6 million (A$5.7 million) provided as operating expense.

In 2005, the US$13.2 million (A$18.1 million) provided was made up of US$13.0 million (A$17.9 million) provided as operating expense, and US$0.2 million (A$0.2 million) provided as other expense from ordinary activities.

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
12 INVENTORIES				
CURRENT[a]				
Raw and process materials and stores	**74.4**	62.8	**96.4**	83.2
Work in progress	**19.8**	16.8	**25.7**	22.2
Finished goods	**206.7**	184.3	**268.1**	244.1
Total current inventories	**300.9**	263.9	**390.2**	349.5
NON-CURRENT				
Raw and process materials and stores[a]	**10.0**	12.3	**13.0**	16.4
Land held for sale				
at cost	**15.9**	3.0	**20.7**	4.0
at net realisable value	**25.4**	26.8	**32.8**	35.3
Total non-current inventories	**51.3**	42.1	**66.5**	55.7

a All raw and process materials and stores, work in progress and finished goods are valued at cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
13 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD				
Shares in associate companies[ab]	**134.6**	119.4	**174.6**	158.1
Interests in partnerships[b]	**27.9**	24.0	**36.1**	31.8
Total investments accounted for using the equity method	**162.5**	143.4	**210.7**	189.9

a Not quoted on stock exchanges.

b Details of investments in associate entities are shown in Note 34.

14 OTHER FINANCIAL ASSETS				
Investments at valuation[a]	**22.5**	13.5	**29.2**	17.8
Total other financial assets	**22.5**	13.5	**29.2**	17.8

a Not quoted on stock exchanges.

15 PROPERTY, PLANT AND EQUIPMENT[a]				
LAND AND BUILDINGS				
At cost	**532.2**	514.9	**690.1**	681.4
Accumulated depreciation	**(54.7)**	(42.2)	**(71.0)**	(55.5)
Total land and buildings[b]	**477.5**	472.7	**619.1**	625.9
PLANT AND EQUIPMENT				
At cost	**1,936.1**	1,823.0	**2,510.1**	2,405.7
Accumulated depreciation	**(810.6)**	(739.6)	**(1,050.9)**	(971.1)
Total plant and equipment	**1,125.5**	1,083.4	**1,459.2**	1,434.6
QUARRY AND OTHER RAW MATERIAL RESERVES				
At cost	**191.1**	185.6	**247.8**	245.0
Accumulated depletion	**(35.8)**	(26.0)	**(46.4)**	(33.7)
Total quarry and other raw material reserves	**155.3**	159.6	**201.4**	211.3
Total property, plant and equipment	**1,758.3**	1,715.7	**2,279.7**	2,271.8

a The economic life over which assets are depreciated is: Buildings – up to 40 years; Plant and equipment – 1 to 30 years; Quarry and other raw material reserves – 1 to 40 years. The weighted average life is: Buildings – 24 years; Plant and equipment – 11 years; Quarry and other raw material reserves – 15 years.

b Land and buildings acquired prior to August 2002, owned by the consolidated entity, were independently valued as at 31 December 2003. Land held for development and sale and properties used in quarrying were not included in this valuation. Virtually all such valuations were independent and carried out by Jones Lang LaSalle Pty Ltd in Australia and China, and American Appraisal Associates in the United States. The basis of the valuations was existing use, except for the sites that are considered to be surplus to the Rinker Group's requirements, where an open market value was used. The results of these valuations were not materially different from the carrying values above.

16 MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

US$ MILLION YEAR ENDED 31 MARCH 2005	LAND AND BUILDINGS	PLANT AND EQUIPMENT	QUARRY AND OTHER RAW MATERIALS RESERVES
Balance at the beginning of the financial year	472.7	1,083.4	159.6
acquired	50.0	240.8	5.8
disposed of	(28.4)	(41.6)	(0.6)
depreciation, depletion and amortisation	(17.1)	(152.2)	(10.5)
foreign currency translation	3.0	6.3	0.7
reclassifications and other	(2.7)	(11.2)	0.3
Balance at the end of the financial year	477.5	1,125.5	155.3
A$ MILLION			
Balance at the beginning of the financial year	625.9	1,434.6	211.3
acquired	66.8	326.3	7.6
disposed of	(36.4)	(54.0)	(0.8)
depreciation, depletion and amortisation	(23.2)	(206.0)	(14.1)
foreign currency translation	(10.6)	(27.0)	(3.0)
reclassifications and other	(3.4)	(14.7)	0.4
Balance at the end of the financial year	619.1	1,459.2	201.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
17 INTANGIBLES				
GOODWILL				
At cost	**1,042.9**	1,082.1	**1,352.1**	1,432.8
Accumulated amortisation	**(294.2)**	(261.4)	**(381.4)**	(346.1)
Total goodwill	**748.7**	820.7	**970.7**	1,086.7
OTHER INTANGIBLES				
At cost	**26.3**	41.5	**34.1**	54.9
Accumulated amortisation	**(13.2)**	(23.4)	**(17.1)**	(30.9)
Total other intangibles	**13.1**	18.1	**17.0**	24.0
Total intangibles	**761.8**	838.8	**987.7**	1,110.7

The weighted average amortisation period for goodwill is currently 20 years. The goodwill amortisation charge is expected to be nil in the year ending 31 March 2006, following the adoption of A-IFRS.

The weighted average amortisation period for other intangibles is eight years. Future amortisation charges are expected to be similar to the US$3.6 million (A$4.9 million) charge in the year ended 31 March 2005.

18 OTHER ASSETS				
CURRENT				
Prepayments	**18.9**	46.5	**24.5**	61.6
Deferred costs[a]	**4.7**	8.3	**6.0**	10.9
Total other current assets	**23.6**	54.8	**30.5**	72.5
NON-CURRENT				
Prepayments	**8.2**	-	**10.7**	-
Deferred costs[a]	**43.0**	43.6	**55.8**	57.7
Accumulated amortisation	**(17.9)**	(17.8)	**(23.2)**	(23.6)
	25.1	25.8	**32.6**	34.1
Software and system development	**48.6**	49.3	**62.9**	65.3
Accumulated amortisation	**(38.4)**	(34.6)	**(49.7)**	(45.8)
	10.2	14.7	**13.2**	19.5
Other	**0.4**	0.3	**0.4**	0.4
Total non-current other assets	**43.9**	40.8	**56.9**	54.0

a Mainly deferred quarry establishment costs. Amortised over the life of the quarry.

19 CURRENT PAYABLES				
Trade payables	**398.1**	360.3	**516.2**	477.1
Employee benefit payables[a]	**70.2**	74.1	**91.0**	98.2
Other payables[b]	**26.4**	25.4	**34.2**	33.6
Total current payables	**494.7**	459.8	**641.4**	608.9

a In addition to the employee benefit payables disclosed above, US$14.2 million (A$18.5 million) of employee benefits payables are classified as non-current and included in non-current payables.

b Included in other payables is a US$5.1 million (A$6.6 million) payable secured by mortgage or charge over land. The carrying amount of the land subject to charge is US$9.9 million (A$12.8 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
20 INTEREST-BEARING LIABILITIES				
CURRENT				
Current maturities of long term borrowings				
Secured				
other facilities[a]	**3.1**	4.9	**4.0**	6.5
Unsecured				
bonds	**250.0**	–	**324.1**	–
other facilities	**1.0**	1.0	**1.3**	1.3
Total current maturities of long term borrowings	**254.1**	5.9	**329.4**	7.8
Short term borrowings				
Unsecured				
bank loans	**3.0**	11.5	**3.9**	15.2
Total current interest-bearing liabilities	**257.1**	17.4	**333.3**	23.0
NON-CURRENT				
Long term borrowings				
Secured				
other facilities[a]	**2.5**	3.2	**3.3**	4.3
Unsecured				
bonds	**349.9**	599.9	**453.6**	794.4
commercial paper	**248.2**	24.9	**321.8**	33.0
bank lines	**6.0**	275.0	**7.8**	364.1
owing to CSR Limited	**4.3**	8.4	**5.6**	11.1
other facilities	**–**	1.0	**–**	1.3
Total non-current interest-bearing liabilities	**610.9**	912.4	**792.1**	1,208.2

a Secured or collateralised by a charge over property, plant and equipment. The net carrying value of the assets subject to charge as at 31 March 2005 is US$7.1 million (A$9.2 million) (31 March 2004: US$10.9 million (A$14.4 million)).

	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
21 CREDIT FACILITIES AND MATURITY PROFILE				
CURRENT MATURITIES OF LONG TERM BORROWINGS ARE REPAYABLE IN THE FOLLOWING CURRENCIES:				
United States dollar debt	**251.8**	4.1	**326.4**	5.4
Australian dollar debt	**2.3**	1.8	**3.0**	2.4
	254.1	5.9	**329.4**	7.8
CATEGORY OF AGGREGATE SHORT TERM BORROWINGS				
Chinese renminbi debt	**3.0**	11.5	**3.9**	15.2
	3.0	11.5	**3.9**	15.2
Total current interest-bearing liabilities	**257.1**	17.4	**333.3**	23.0
Other current payables	**5.5**	2.6	**7.1**	3.4
Total current interest-bearing liabilities and other payables	**262.6**	20.0	**340.4**	26.4
NON-CURRENT INTEREST-BEARING LIABILITIES AND PAYABLES ARE REPAYABLE IN THE FOLLOWING CURRENCIES:				
Australian dollars	**4.9**	8.8	**6.4**	11.8
United States dollars	**646.7**	923.0	**838.4**	1,222.1
Chinese renminbi	**6.0**	–	**7.8**	–
	657.6	931.8	**852.6**	1,233.9
Total non-current interest-bearing liabilities and payables will mature as follows:				
Year ending March				
1 to 2 years	**23.9**	273.1	**31.0**	361.6
2 to 3 years	**14.0**	2.6	**18.1**	3.5
3 to 4 years	**105.3**	302.1	**136.6**	400.0
4 to 5 years	**157.1**	1.6	**203.8**	2.1
5 to 6 years	**205.7**	0.5	**266.7**	0.7
6 to 7 years	**0.2**	200.3	**0.2**	265.3
7 to 8 years	**0.2**	0.2	**0.2**	0.3
8 to 9 years	**0.2**	0.2	**0.3**	0.3
9 to 10 years	**0.2**	0.3	**0.3**	0.4
more than 10 years	**150.8**	150.9	**195.4**	199.7
	657.6	931.8	**852.6**	1,233.9

	2005	2004
Weighted average interest rate of aggregate short term borrowings		
Chinese renminbi debt	**4.9%**	4.9%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
21 CREDIT FACILITIES AND MATURITY PROFILE (continued)				
Non-current interest-bearing liabilities and payables				
Short term maturities backed by long term credit facilities				
US dollar debt				
Commercial paper				
(average rate 2005:2.4%, 2004:1.2%)[a]	**248.2**	24.9	**321.8**	33.0
Total	**248.2**	24.9	**321.8**	33.0
Long term maturities of borrowings[b]				
United States dollar debt				
US bonds				
maturity July 2005 (2005:6.9%, 2004:6.9%)	–	250.0	–	331.0
maturity August or December 2010 (2005:4.6%, 2004:4.6%)	**200.0**	200.0	**259.3**	264.8
maturity July 2025 (2005:7.7%, 2004:7.7%)	**149.9**	149.9	**194.3**	198.5
Bank lines[c]	–	275.0	–	364.1
Promissory note (2004:4.0%)	–	1.0	–	1.3
Payables	**46.2**	19.2	**59.9**	25.4
Other items	**2.4**	3.0	**3.1**	4.0
Australian dollar debt				
Payables	**0.5**	–	**0.6**	–
Other (average rate 2005:0.8%, 2004:0.5%)	**4.4**	8.8	**5.8**	11.8
Chinese renminbi debt				
Other (average rate 5.2%)	**6.0**	–	**7.8**	–
Total	**409.4**	906.9	**530.8**	1,200.9
Total non-current interest-bearing liabilities and payables	**657.6**	931.8	**852.6**	1,233.9

a During the year ended 31 March 2005 US$1,165.1 million (A$1,576.1 million) was drawn and US$941.8 million (A$1,269.8 million) was repaid on commercial paper borrowings.

b Certain US$ debt has a floating interest rate. (Refer to note 28 to the financial statements for details). Interest on this debt is based upon LIBOR plus a margin. The margins payable under the facilities are generally consistent with that which an A-/BBB+ rated entity would expect to obtain for facilities of this size and nature.

c Details of long term credit facilities are disclosed below. During the year ended 31 March 2005, US$275 million of borrowings under bank lines were repaid.

COMMERCIAL PAPER

Rinker group has a commercial paper program based in the United States. The program, which totals US$400.0 million, or A$518.6 million (2004: US$400.0 million, or A$529.7 million) is an evergreen facility. Drawings on the program are backed by the standby facilities referred to below. As at 31 March 2005 Rinker group had US$248.2 million, or A$321.8 million drawn under the facility.

CREDIT FACILITIES

Rinker group had total committed credit facilities of US$1,177.5 million, or A$1,526.6 million (2004: US$1,077.5 million, or A$1,426.8 million), of which US$670.7 million (A$869.6 million) were undrawn at 31 March 2005. These facilities have fixed maturity dates ranging between March 2006 and April 2009. The weighted average commitment fee is 0.12% of the total committed credit facilities. Commitments can be withdrawn following an event of default under the facility agreements.

OTHER

At 31 March 2005, Rinker group entities had in place uncommitted working capital facilities of US$131.3 million (A$170.2 million) (2004: US$70.0 million (A$92.7 million)). US$74.9 million (A$97.1 million) in letters of credit or bank guarantees were issued against these working capital facilities at 31 March 2005 (2004: US$35.8 million (A$47.3 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

US$ MILLION	31 MARCH 2004	RECOGNISED	SETTLED	(DISPOSALS) TRANSFERS	FOREIGN CURRENCY TRANSLATION	31 MARCH 2005
22 PROVISIONS						
CURRENT						
Employee entitlements	34.1	52.8	(55.1)	(1.2)	0.4	**31.0**
Fringe benefits tax	2.2	2.4	(3.9)	–	(0.1)	**0.6**
Restructure and rationalisation	2.6	(1.4)	(0.8)	–	(0.1)	**0.3**
Restoration and environmental rehabilitation	4.6	(1.0)	(1.0)	–	–	**2.6**
Uninsured losses and future claims	30.8	67.7	(72.1)	–	–	**26.4**
Other	14.6	0.8	(3.7)	–	–	**11.7**
Total current provisions	88.9	121.3	(136.6)	(1.2)	0.2	**72.6**
NON-CURRENT						
Employee entitlements	17.3	1.5	–	–	0.4	**19.2**
Restoration and environmental rehabilitation	21.2	3.3	–	–	0.2	**24.7**
Uninsured losses and future claims	32.4	9.2	–	–	0.1	**41.7**
Other	0.1	(0.1)	–	–	–	**–**
Total non-current provisions	71.0	13.9	–	–	0.7	**85.6**
A$ MILLION						
CURRENT						
Employee entitlements	45.2	71.6	(74.3)	(1.6)	(0.7)	**40.2**
Fringe benefits tax	3.0	3.3	(5.4)	–	–	**0.9**
Restructure and rationalisation	3.4	(2.0)	(1.0)	–	–	**0.4**
Restoration and environmental rehabilitation	6.0	(1.3)	(1.3)	–	(0.1)	**3.3**
Uninsured losses and future claims	40.8	92.6	(98.2)	–	(1.0)	**34.2**
Other	19.4	1.5	(4.9)	–	(0.8)	**15.2**
Total current provisions	117.8	165.7	(185.1)	(1.6)	(2.6)	**94.2**
NON-CURRENT						
Employee entitlements	23.0	2.0	–	–	–	**25.0**
Restoration and environmental rehabilitation	28.0	4.2	–	–	(0.3)	**31.9**
Uninsured losses and future claims	42.8	12.0	–	–	(0.8)	**54.0**
Other	0.2	(0.2)	–	–	–	**–**
Total non-current provisions	94.0	18.0	–	–	(1.1)	**110.9**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

YEAR ENDED 31 MARCH 2005	ORDINARY SHARES FULLY PAID[a]	SHARE CAPITAL US$ MILLION	SHARE CAPITAL A$ MILLION
23 CONTRIBUTED EQUITY			
PARTICULARS OF SHARES ISSUED DURING THE YEAR BY RINKER GROUP LIMITED			
On issue 31 March 2004	944,994,496	1,497.1	2,286.2
Share buyback[b]	(4,000,028)	(21.9)	(31.3)
Universal Share Plan[c]	237,900	0.7	0.9
Total movements during the period	(3,762,128)	(21.2)	(30.4)
On issue 31 March 2005	**941,232,368**	**1,475.9**	**2,255.8**
Movements since year end	(4,270,446)	(37.3)	(47.9)
On issue 12 May 2005	**936,961,922**	**1,438.6**	**2,207.9**

a Fully paid ordinary shares are listed on the Australian stock exchange, and carry one vote per share and the right to dividends.

b On 19 February 2004, Rinker announced that a 12 month on-market share buyback of up to 10 per cent of its ordinary shares would commence in May 2004. 4,000,028 shares were repurchased under the on-market buyback during the year ended 31 March 2005. A further 4,270,446 shares were repurchased between 1 April 2005 and 12 May 2005. Shares repurchased were cancelled immediately on receipt.

c Fully paid ordinary shares were issued in August and September 2004 under the employee Universal Share Plan. Shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of fully paid shares were made to all eligible employees (2,781). 1,259 accepted the offer, subscribing for either 50 or 100 shares and receiving the same number at no cost. No expense was recorded in respect of free shares provided to employees under the Universal Share Plan.

Rinker Employee Share Acquisition Plan (Rinker ESAP)

The Employee Share Acquisition Plan (ESAP) is a plan that enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax remuneration or bonuses. Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee and held on trust for the participant. Eligibility to participate in ESAP is determined by the Rinker board. Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits only currently apply for a maximum of 10 years. If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to the participant. Withdrawal of shares from Rinker ESAP and their transfer to a participant or sale requires the approval of the Rinker board. Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorized deductions). Each participant may direct the trustee how to vote any shares held on the participant's behalf. In the absence of such direction, the shares will not be voted.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
24 RESERVES				
Movements in foreign currency translation reserve				
Balance at the beginning of the financial year	**196.6**	6.0	**(304.3)**	107.9
Exchange differences relating to overseas net assets	**31.0**	190.6	**(39.6)**	(410.2)
Reserve of controlled entities disposed	–	–	**7.6**	(2.0)
Balance at the end of the financial year	**227.6**	196.6	**(336.3)**	(304.3)
25 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES				
Contributed equity	**3.3**	3.3	**4.2**	3.9
Reserves	–	–	–	0.4
Retained profits	**4.0**	1.6	**5.3**	2.2
Total outside equity interests in controlled entities	**7.3**	4.9	**9.5**	6.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26 DIRECTORS' AND EXECUTIVES' REMUNERATION

NON-EXECUTIVE DIRECTORS' REMUNERATION (ALL AMOUNTS IN A$)

$A	BASE FEES	COMMITTEE FEES	YEAR END MARCH TOTAL 2005	YEAR END MARCH TOTAL 2004[5]	ACCRUED RETIREMENT BENEFIT FROZEN AT 31 MARCH 2004[5]
John Arthur [1,2,7]	110,000	20,000	130,000	106,820	133,919
Marshall Criser[3]	220,000	–	220,000	188,000	419,329
John Ingram[1,2]	110,000	24,000	134,000	42,452	–
John Morschel[1,4]	300,000	–	300,000	240,000	661,260
Walter Revell[2]	110,000	20,000	130,000	92,000	147,876
Total[6]	**850,000**	**64,000**	**914,000**	**669,272**	**1,362,384**

1 Mr Arthur, Mr Ingram, and Mr Morschel all contributed to ESAP during the year. Of the above totals, Mr Arthur received A$78,000, Mr Ingram received A$16,000 and Mr Morschel received A$75,000 in the form of ESAP shares, with the balance in cash.

2 Non-executive director

3 Deputy Chairman, non-executive director

4 Chairman, non-executive director

5 Prior year data as reflected in last year's full financial report. No adjustments have been made for changes to exchange rates.

6 Total directors' remuneration, including David Clarke (details below) was A$5,029,579 in the year ended 31 March 2005 (2004: A$5,579,555)

7 Included in Mr Arthur's base fees and committee fees are compulsory superannuation contributions of A$11,700 during the year.

SENIOR EXECUTIVES' REMUNERATION

Amounts in US$ with A$ equivalents also shown NAME			PRIMARY BASE SALARY	PRIMARY SHORT TERM INCENTIVE[1]	PRIMARY CASH LONG TERM INCENTIVE[2]	PRIMARY NON-MONETARY AND OTHER BENEFITS[3]	POST EMPLOYMENT RETIREMENT BENEFITS[4]	EQUITY LONG TERM INCENTIVE CASP[5]	EQUITY LONG TERM INCENTIVE PSP[6]	TOTAL
David Clarke[7] Chief Executive Officer	2005	US$	792,500	815,000	–	48,872	400,238	–	987,770	3,044,380
		A$	1,071,349	1,101,766	–	66,068	541,066	–	1,335,330	4,115,579
	2004[9]	US$	740,661	644,400	1,541,736	120,461	378,647	–	–	3,425,905
		A$	1,061,575	923,606	2,209,741	172,654	542,707	–	–	4,910,283
Karl Watson, Jr.[7] President Rinker Materials West	2005	US$	326,250	293,434	–	219,433	23,936	76,864	237,065	1,176,982
		A$	441,044	396,682	–	296,643	32,358	103,909	320,479	1,591,115
	2004[9]	US$	297,504	247,656	–	248,390	35,163	43,921	–	872,634
		A$	426,407	354,960	–	356,013	50,398	62,951	–	1,250,729
Sharon DeHayes[7] Chief Executive – Readymix Holdings	2005	US$	310,000	304,620	–	209,559	47,610	–	237,065	1,108,854
		A$	419,077	411,804	–	283,294	64,362	–	320,479	1,499,016
	2004[9]	US$	275,004	247,464	283,929	37,012	37,894	–	–	881,303
		A$	394,158	354,685	406,950	53,049	54,313	–	–	1,263,155
Thomas Burmeister[7] VP and Chief Financial Officer	2005	US$	337,500	337,517	–	37,734	53,100	–	237,065	1,002,916
		A$	456,253	456,276	–	51,011	71,784	–	320,479	1,355,803
	2004[9]	US$	320,004	292,500	387,679	33,971	40,919	–	–	1,075,073
		A$	458,656	419,235	555,653	48,690	58,648	–	–	1,540,882
Karl Watson, Sr.[7] President and Chief Operating Officer – US Construction Materials	2005	US$	337,500	337,517	–	34,267	55,856	–	237,065	1,002,205
		A$	456,253	456,276	–	46,324	75,509	–	320,479	1,354,841
	2004[9]	US$	320,004	292,500	388,304	50,868	46,031	–	–	1,097,707
		A$	458,656	419,235	556,549	72,908	65,975	–	–	1,573,323
David Berger[7] VP Strategy and Development	2005	US$	310,000	313,408	–	22,232	37,962	–	237,065	920,667
		A$	419,077	423,684	–	30,055	51,319	–	320,479	1,244,614
	2004[9]	US$	290,004	255,942	393,120	21,943	12,080	–	–	973,089
		A$	415,657	366,837	563,451	31,450	17,314	–	–	1,394,709
Duncan Gage[7] President – Hydro Conduit	2005	US$	292,500	296,358	–	29,191	42,950	–	197,554	858,553
		A$	395,419	400,635	–	39,462	58,062	–	267,066	1,160,644
	2004[9]	US$	275,000	209,160	378,000	23,895	16,277	–	–	902,332
		A$	394,152	299,785	541,780	34,248	23,330	–	–	1,293,295
Ira Fialkow[7] VP Shared Services	2005	US$	285,000	289,300	–	19,010	42,451	–	197,554	833,315
		A$	385,280	391,093	–	25,699	57,388	–	267,066	1,126,526
	2004[9]	US$	265,000	234,252	248,049	32,727	29,112	–	–	809,140
		A$	379,819	335,749	355,524	46,907	41,726	–	–	1,159,725

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26 DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

			PRIMARY				POST EMPLOYMENT	EQUITY		
Amounts in US$ with A$ equivalents also shown NAME			BASE SALARY	SHORT TERM INCENTIVE[1]	CASH LONG TERM INCENTIVE[2]	NON-MONETARY AND OTHER BENEFITS[3]	RETIREMENT BENEFITS[4]	LONG TERM INCENTIVE CASP[5]	LONG TERM INCENTIVE PSP[6]	TOTAL
Peter Abraham[8]	**2005**									
General Counsel and		**US$**	**288,625**	**223,768**	**-**	**1,128**	**119,312**	**40,033**	**69,144**	**742,010**
Company Secretary		**A$**	**390,182**	**302,503**	**-**	**1,525**	**161,294**	**54,119**	**93,473**	**1,003,096**
	2004[9]									
		US$	254,476	155,695	-	-	149,717	23,142	-	583,030
		A$	364,736	223,155	-	-	214,586	33,169	-	835,646
Debra Stirling[8]	**2005**									
Vice President Corporate Affairs		**US$**	**251,991**	**213,620**	**-**	**854**	**33,647**	**26,689**	**49,389**	**576,190**
		A$	**340,657**	**288,785**	**-**	**1,155**	**45,486**	**36,080**	**66,767**	**778,930**
	2004									
		US$	225,638	151,324	-	-	30,066	15,421	-	422,449
		A$	323,402	216,890	-	-	43,093	22,102	-	605,487

1 Amounts shown for 2005 represent the amount of short term incentive awards presently payable to each executive named for performance. (See the following table showing the executives short term incentive tracked in the contingent bonus reserve.)

2 Long term incentive amount was earned for the two years ended 31 March 2004. The 2004 payment represented the last payment due under this superseded plan.

3 For fiscal year-end March 2005, other benefits comprise the costs of life insurance, vehicle allowance, club membership fees and, for Mr Clarke tax preparation fees. For Ms DeHayes and Mr Watson, Jr. this column also contains relocation or expatriate related expenses. Additionally, other benefits include interest imputed on a US$59,000 loan to an executive that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon the executive's termination of employment. There were no loans made to the Chief Executive or any Non-Executive Director during the year and, there were no loans (other than the one mentioned above), outstanding at 31 March 2005.

4 For the US executives, retirement benefits include the company matching and profit sharing contributions relating to retirement plans. The retirement plans comprise the company's 401 (k) Plan and the Supplemental Executive Retirement Plan (SERP). Under the SERP, the company matching and profit sharing contributions included in the table represent Rinker's full financial commitment (or obligation) to the named executives under this plan. For the Australian executives, retirement benefits represent the greater of the incremental increase in the value of the executive's interest in defined benefit superannuation plans during the year or company contributions made to accumulation superannuation plans in Australia. Mr Clarke's retirement benefit also includes his interest in the defined benefit superannuation plan.

5 CASP grants are valued at the pro rata value of the total grant. The above value has been prorated based on the market price at 11 August 2003 (the date of grant) and the earliest possible vesting date of 11 August 2006. This represents 33.3 per cent of the projected number of shares estimated to vest. Dividends received by participants are included in the amounts disclosed. Total dividends for executives shown in the above table for 2005 were A$14,954. More information on CASP is set out below.

6 The performance period for the performance share plan grants listed in the above table ends 31 March 2007 when the PSP grant may vest based on the actual performance of Rinker's Total Shareholder Return (TSR) as compared to a specified group of peer companies. The above value has been prorated based on the market price on 21 June 2004 (the prevailing market price when the Board formally approved the grant) and the earliest possible vesting date of 31 March 2007. This represents 33.3 per cent of the total projected number of shares estimated to vest. The estimate is based on Rinker's TSR for year ended 31 March 2005 compared to the TSRs of the specified group of peer companies for the same period. Performance during that period was above 75th percentile resulting in a projected payout of 100 per cent of the pro rata number of shares granted. This projection will be adjusted each year of the performance period based on the projected (or actual) performance against the peer companies. As at 31 March 2005, no dividends had been paid to the named executives in respect of shares held by them under this initial PSP grant. More information on PSP is set out below.

7 After considering independent advice, the Board is satisfied that the termination benefits of the relevant executives, as set out below, are reasonable, having regard to current US employment practices. The duration of employment agreements with the relevant executives are for three years, which automatically extends by one year on the anniversary date of the agreement unless written notice is given by either the named executive or Rinker that the agreement is not to be extended. This notice must be given at least 180 days prior to the anniversary date. If the executive resigns from his or her employment, the company is required to pay the executive the full amount of his or her salary through to his or her termination date and any unpaid amounts accrued for unused leave. The Board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short term incentive for the period of his or her active employment during the financial year.

If, during the Employment Period (as defined in the executive's employment contract), the company terminates the employment of the executive other than for Cause (as defined in the executive's employment contract), or the executive resigns from his or her employment for Good Reason (as defined in the executive's employment contract) the company is required to:

- Pay the executive, in a lump sum, a pro rata portion of his or her short term incentive, a pro rata share of his or her long term incentive (in accordance with plan rules) and amounts accrued for unused leave.
- Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short term incentive at target performance. Additionally, the executive would continue to receive any other benefits he or she was entitled to at time of termination for the following 24 months.
- Provide the executive with professional outplacement services valued up to US$15,000 for Mr Clarke and up to US$10,000 for the other relevant executives.

If, during the Employment Period, the company terminates the employment of the executive for Cause, the company shall have no further obligations to the executive except the amount of base pay due through his or her termination date and any unpaid amounts of accrued leave.

Upon termination of the executive's employment for any reason, the executive is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

8 Termination benefits for Mr Abraham and Ms Stirling are the greater of 12 months total remuneration (including target incentives) or three months 'base remuneration'. (Base remuneration is equivalent to approximately 75 per cent of fixed remuneration) plus 0.7 months base remuneration per year of service, not to exceed 24 months. As at 31 March 2005, Mr Abraham had 25 years of service and Ms Stirling had six years. Should Mr Abraham or Ms Stirling resign or be terminated for cause, the company shall have no further obligations to them except the amount of base pay due up to the termination date and any unpaid amounts of accrued leave.

9 No adjustments have been made for changes to exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26 DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

SENIOR EXECUTIVES' SHORT TERM INCENTIVE PLAN – CONTINGENT BONUS RESERVE

(Amounts shown in US$ with A$ Equivalents also shown)

NAME		YEAR END MARCH 2005 TOTAL DECLARATION[1]	PAYABLE IN 2005	CONDITIONALLY DEFERRED AND TRACKED IN CONTINGENT BONUS RESERVE[2]
David Clarke	US$	1,992,675	815,000	1,177,675
	A$	2,693,818	1,101,766	1,592,052
Karl Watson, Jr.	US$	506,303	293,434	212,869
	A$	684,451	396,682	287,769
Sharon DeHayes	US$	556,359	304,620	251,739
	A$	752,120	411,804	340,316
Thomas Burmeister	US$	627,550	337,517	290,033
	A$	848,360	456,276	392,084
Karl Watson, Sr.	US$	627,550	337,517	290,033
	A$	848,360	456,276	392,084
David Berger	US$	582,725	313,408	269,317
	A$	787,763	423,684	364,079
Duncan Gage	US$	553,575	296,358	257,217
	A$	748,356	400,635	347,721
Ira Fialkow	US$	537,900	289,300	248,600
	A$	727,165	391,093	336,072
Peter Abraham	US$	416,055	223,768	192,287
	A$	562,448	302,503	259,945
Debra Stirling	US$	397,187	213,620	183,567
	A$	536,943	288,785	248,158

1 Represents the short term incentive award earned during fiscal year-end 31 March 2005. These amounts have been fully accrued and expensed.

2 The amount shown is carried forward and may be paid out in future years, in all or in part. The contingent bonus reserve for the executives named is at risk based on future performance, and is not subject to interest. Upon termination of employment, the executives named do not have any claims for this amount.

Performance Share Plan (Rinker PSP)

The Performance Share Plan (PSP) is a long term equity incentive plan for Rinker's Chief Executive, Senior Executive team and employees making key contributions in Australia or the United States. The PSP is designed to align participant's interest with that of shareholders by increasing the value of Rinker shares. For executives in the United States, the PSP replaced a long term incentive plan, the performance period of which concluded 31 March 2004. No further payments will be made under that plan. For executives in Australia, the PSP replaced any new issues that would have been made under CASP in Australia. The qualifying period for the one CASP grant issued (and still outstanding) will conclude no later than 11 August 2008.

Under the PSP, eligible participants are offered the opportunity to qualify for Rinker shares based on Rinker's TSR performance versus a peer group of companies. The initial value of the award that can be potentially earned by a participant is based on Rinker's financial performance, as well as level of responsibility and individual performance. Shares are acquired on market, on behalf of participants. The shares only vest if performance and time qualifications are met.

The initial value of the potential award, as referred to above is applied under the PSP to purchase Rinker shares (or ADRs or both) on market in the ordinary course of trading on the ASX or the New York Stock Exchange (NYSE) or both. Once the shares are purchased on market, participants are entitled to any dividends, return of capital or other distribution made in respect of Rinker shares (and/or ADRs) held on their behalf, prior to vesting. Each participant may direct the plan trustee how to vote any shares held on the participant's behalf. In the absence of those directions the shares will not be voted.

The first offering under the PSP was during fiscal year-end 31 March 2005. The vesting hurdle for these shares is the Rinker TSR percentile ranking within a group of peer companies between 1 April 2004 and 31 March 2007. For that first offering, a portion of the award will vest at 25th percentile performance and increase up to 100 per cent vesting at 75th percentile performance versus the group of peer companies.

The cost of the 2,439,200 shares acquired during fiscal year-end 31 March 2005 and outstanding at the end of the year, totalling US$19.9 million or A$25.9 million, was met by the company and is being progressively expensed over the vesting period.

A pro rata share of the PSP award grant related to fiscal year-end 31 March 2005, has been included in the remuneration tables under the heading "Long term incentive PSP".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26 DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

SENIOR EXECUTIVES' PERFORMANCE SHARE PLAN AWARD

(Amounts shown in number of Rinker shares)

NAME	YEAR END MARCH 2005 TOTAL NUMBER OF SHARES GRANTED[1]	PERFORMANCE BELOW 25TH PERCENTILE 0% VESTING	PERFORMANCE AT 50TH PERCENTILE TARGET LEVEL 40% VESTING	PERFORMANCE AT OR ABOVE 75TH PERCENTILE 100% VESTING
David Clarke	500,000	–	200,000	500,000
Karl Watson, Jr.	120,000	–	48,000	120,000
Sharon DeHayes	120,000	–	48,000	120,000
Thomas Burmeister	120,000	–	48,000	120,000
Karl Watson, Sr.	120,000	–	48,000	120,000
David Berger	120,000	–	48,000	120,000
Duncan Gage	100,000	–	40,000	100,000
Ira Fialkow	100,000	–	40,000	100,000
Peter Abraham	35,000	–	14,000	35,000
Debra Stirling	25,000	–	10,000	25,000

1 Total number of shares granted represents the maximum number of shares that may vest if Rinker's TSR reaches 75th percentile performance or above when compared to a specified group of peer companies. The executives named are also eligible to receive dividends, returns on capital or other distributions made with respect to these shares. The executives named may also direct the trustee how to vote these shares.

Rinker Cash Award Share Plan (Rinker CASP)

The Cash Award Share Plan (CASP) is a long term equity incentive plan for Australian-based Senior Executives and key contributor employees that was also designed to promote the Total Shareholder Return (TSR) of Rinker shares. This Plan was superseded by the Performance Share Plan effective from 1 April 2004. No shares were purchased under the Plan during the fiscal year-ended 31 March 2005, and the 293,437 shares purchased (at a cost of US$1.2 million (A$1.6 million)) during the prior year remained outstanding.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals. The value of the potential incentive was based on level of responsibility and performance. The shares were acquired, on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met. The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the S&P/ASX 200 TSR between 11 August 2003 and any time between 11 August 2006 and 11 August 2008. Each offer was also subject to a minimum holding period. Shares cannot be withdrawn from CASP until 10 years from the date of vesting, or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, prior to vesting. The plan rules specify the basis on which any bonus shares issued in respect of shares received under CASP, or shares received on behalf of a participant on exercise of rights issues, will be held. Each participant may direct the trustee how to vote any shares held on the participant's behalf. In the absence of those directions, the shares will not be voted.

A pro rata share of the CASP award grant related to fiscal year-end 31 March 2005, has been included in the remuneration tables under the heading "long term incentive CASP".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

THOUSANDS OF DOLLARS YEAR ENDED 31 MARCH	US$ 2005	US$ 2004	A$ 2005	A$ 2004
27 AUDITORS' REMUNERATION				
Auditing and reviewing the financial report of the parent entity (including the consolidated entity) and each controlled entity				
Auditor of parent entity:				
Deloitte Touche Tohmatsu in Australia	**697**	527	**942**	755
Deloitte Touche Tohmatsu outside of Australia	**1,245**	715	**1,683**	1,025
	1,942	1,242	**2,625**	1,780
Audit related services:				
Deloitte Touche Tohmatsu in Australia	**4**	21	**5**	31
Deloitte Touche Tohmatsu outside of Australia	**72**	107	**97**	152
	76	128	**102**	183
Other Services:				
Taxation strategy and compliance				
Deloitte Touche Tohmatsu outside of Australia	**122**	72	**165**	104
Total auditors' remuneration	**2,140**	1,442	**2,892**	2,067

28 FINANCIAL INSTRUMENTS

The Rinker group uses derivative instruments to manage financial risks. Currently, the only derivatives in use are interest rate derivatives, used to manage interest rate risk. The Rinker group does not use or issue derivative or financial instruments for speculative or trading purposes.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenue and expenses are recognised, in respect of each class of financial asset, financial liability and equity instruments are disclosed under "Significant accounting policies".

Credit exposure

The Rinker group is exposed to credit related losses in the event of non-performance by counterparties to derivative and financial instruments. The counterparties are predominantly prime financial institutions with a Moody's or Standard and Poor's rating of at least A3 or A- respectively. The Rinker group controls risk through the use of credit ratings, limits and monitoring procedures. The Rinker group does not usually require collateral or other security to support financial instruments with credit risk.

Credit exposure of interest rate derivatives is represented by the net fair value of the contracts. The carrying amounts of financial assets included in the Rinker group's financial statements represent the Rinker group's exposure to credit risk in relation to these assets.

As at 31 March 2005 and 2004, the Rinker group had no significant concentration of credit risk for derivative instruments with any single counterparty or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and markets in which the Rinker group does business, as well as the dispersion across many geographic areas.

Net fair value

Except as detailed in the interest rate risk exposure table below, the carrying amount of financial assets and liabilities recorded in the financial statements approximates their net fair values. Net fair value represents in relation to an asset, the fair value after deducting costs expected to be incurred were the asset to be exchanged and in relation to a liability, the fair value plus costs expected to be incurred were the liability to be settled.

The following assumptions and methods were used to estimate net fair value:

Interest rate swaps, caps, swaptions. The net fair value is estimated using market accepted formulae and market quoted input variables.

Cash, short term loans and deposits, receivables, payables and short term borrowings The carrying amounts of these financial instruments approximate net fair value because of their short maturity.

Long term borrowings. The present value of expected cash flows have been used to determine net fair value using interest rates derived from market parameters that accurately reflect their term structure. Certain estimates and judgments were required to develop the fair value amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28 FINANCIAL INSTRUMENTS (continued)

Interest rate sensitivity and risk management

The Rinker group enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. The Rinker group has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about the Rinker group's interest rate exposure and should be read in conjunction with Note 20 and 21.

INTEREST RATE RISK EXPOSURE AS AT 31 MARCH 2005 US$ MILLION	WEIGHTED AVERAGE TERM IN YEARS	WEIGHTED AVERAGE RATE %PA[a]	PRINCIPAL/MATURITIES 1 YEAR OR LESS	PRINCIPAL/MATURITIES 1 TO 5 YEARS	PRINCIPAL/MATURITIES OVER 5 YEARS	TOTAL	CARRYING AMOUNT[c] ASSET	CARRYING AMOUNT[c] LIABILITY	NET FAIR VALUE ASSET	NET FAIR VALUE LIABILITY
Long term debt										
Fixed rate US$ debt	7.0	6.2	250.8	1.9	350.4	603.1	–	610.8	–	667.7
Floating rate US$ debt[b]	3.6	2.4	–	248.2	–	248.2	–	249.2	–	255.4
Other A$ debt	4.5	0.8	2.3	3.2	1.2	6.7	–	8.6	–	8.6
Fixed rate CNR debt	2.2	5.2	–	6.0	–	6.0	–	6.0	–	6.0
Short term debt										
Fixed rate CNR debt	0.1	4.9	3.0	–	–	3.0	–	3.0	–	3.0
Other US$ debt	1.0	5.8	1.0	–	–	1.0	–	1.2	–	1.2
Payables and other items	–	–	5.5	41.0	5.7	52.2	–	52.2	–	52.2
Cash at bank and on deposit	–	4.1	588.2	–	–	588.2	588.2	–	588.2	–
Total[c]							588.2	931.0	588.2	994.1
Interest rate derivatives										
US dollar interest rate swaps										
Fixed rate payer against US$ LIBOR	2.0	3.4	–	250.0	–	250.0	0.9	1.2	–	3.4
Total[c]							0.9	1.2	–	3.4

AS AT 31 MARCH 2005 A$ MILLION	WEIGHTED AVERAGE TERM IN YEARS	WEIGHTED AVERAGE RATE %PA[a]	PRINCIPAL/MATURITIES 1 YEAR OR LESS	PRINCIPAL/MATURITIES 1 TO 5 YEARS	PRINCIPAL/MATURITIES OVER 5 YEARS	TOTAL	CARRYING AMOUNT[c] ASSET	CARRYING AMOUNT[c] LIABILITY	NET FAIR VALUE ASSET	NET FAIR VALUE LIABILITY
Long term debt										
Fixed rate US$ debt	7.0	6.2	325.1	2.3	454.3	781.7	–	791.9	–	865.7
Floating rate US$ debt[b]	3.6	2.4	–	321.8	–	321.8	–	323.0	–	331.1
Other A$ debt	4.5	0.8	3.0	4.3	1.5	8.8	–	11.2	–	11.2
Fixed rate CNR debt	2.2	5.2	–	7.9	–	7.9	–	7.8	–	7.8
Short term debt										
Fixed rate CNR debt	0.1	4.9	3.9	–	–	3.9	–	3.9	–	3.9
Other US$ debt	1.0	5.8	1.3	–	–	1.3	–	1.5	–	1.5
Payables and other items	–	–	7.1	53.2	7.3	67.6	–	67.6	–	67.6
Cash at bank and on deposit	–	4.1	762.6	–	–	762.6	762.6	–	762.6	–
Total[c]							762.6	1,206.9	762.6	1,288.8
Interest rate derivatives										
US dollar interest rate swaps										
Fixed rate payer against US$ LIBOR	2.0	3.4	–	324.2	–	324.2	1.2	1.6	–	4.4
Total[c]							1.2	1.6	–	4.4

a Average rates for the individual periods do not materially differ from the overall average rates disclosed.

b This debt can be refinanced using existing standby facilities.

c The carrying amount of financial instruments shown above as liabilities are included in the Consolidated Statement of Financial Position as follows:

	US$ MILLION 2005	A$ MILLION 2005
Current interest-bearing liabilities	257.1	333.3
Non-current interest-bearing liabilities	610.9	792.1
Non-current payables	46.7	60.5
Interest and other current payables	17.5	22.6
Total carrying amount of financial instrument liabilities	932.2	1,208.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

28 FINANCIAL INSTRUMENTS (continued)

INTEREST RATE RISK EXPOSURE AS AT 31 MARCH 2004 US$ MILLION	WEIGHTED AVERAGE TERM IN YEARS	RATE %PA[a]	PRINCIPAL/MATURITIES 1 YEAR OR LESS	1 TO 5 YEARS	OVER 5 YEARS	TOTAL	CARRYING AMOUNT[c] ASSET	LIABILITY	NET FAIR VALUE ASSET	LIABILITY
Long term debt										
Fixed rate US$ debt	8.0	6.3	–	253.2	350.7	603.9	–	611.7	–	696.8
Floating rate US$ debt[b]	3.0	1.4	–	299.9	–	299.9	–	300.5	–	301.4
Other A$ debt	7.0	0.5	–	6.9	1.7	8.6	–	8.6	–	8.6
Other US$ debt	–	–	–	–	–	–	–	–	–	–
Short term debt										
Fixed rate CNR debt	0.2	4.9	11.5	–	–	11.5	–	11.5	–	11.5
Other US$ debt	1.0	6.5	4.1	–	–	4.1	–	4.1	–	4.1
Other A$ debt	1.0	–	1.8	–	–	1.8	–	1.8	–	1.8
Payables and other items	–	–	2.6	19.4	–	22.0	–	22.0	–	22.0
Cash at bank and on deposit	–	3.9	328.5	–	–	328.5	328.5	–	328.5	–
Total[c]							328.5	960.2	328.5	1,046.2
Interest rate derivatives										
US dollar interest rate swaps										
Fixed rate payer against US$ LIBOR	3.0	3.6	–	250.0	–	250.0	0.4	1.2	–	9.0
US dollar interest rate swaptions										
US$ interest rate swaptions sold	2.2	3.2	–	25.0	–	25.0	0.2	–	–	0.7
Total[c]							0.6	1.2	–	9.7
AS AT 31 MARCH 2004 A$ MILLION										
Long term debt										
Fixed rate US$ debt	8.0	6.3	–	335.3	464.4	799.7	–	810.0	–	922.7
Floating rate US$ debt[b]	3.0	1.4	–	397.1	–	397.1	–	397.9	–	399.1
Other A$ debt	7.0	0.5	–	9.1	2.3	11.4	–	11.4	–	11.4
Short term debt										
Fixed rate CNR debt	0.2	4.9	15.2	–	–	15.2	–	15.2	–	15.2
Other US$ debt	1.0	6.5	5.4	–	–	5.4	–	5.4	–	5.4
Other A$ debt	1.0	–	2.4	–	–	2.4	–	2.4	–	2.4
Payables and other items	–	–	3.4	25.7	–	29.1	–	29.1	–	29.1
Cash at bank and on deposit	–	3.9	435.1	–	–	435.1	435.1	–	435.1	–
Total[c]							435.1	1,271.4	435.1	1,385.3
Interest rate derivatives										
US dollar interest rate swaps										
Fixed rate payer against US$ LIBOR	3.0	3.6	–	331.0	–	331.0	0.5	1.6	–	11.9
US dollar interest rate swaptions										
US$ interest rate swaptions sold	2.2	3.2	–	33.1	–	33.1	0.2	–	–	0.9
Total[c]							0.7	1.6	–	12.8

a Average rates for the individual periods do not materially differ from the overall average rates disclosed.

b This debt can be refinanced using existing standby facilities.

c The carrying amount of financial instruments shown above as liabilities are included in the Consolidated Statement of Financial Position as follows:

	US$ MILLION 2004	A$ MILLION 2004
Current interest-bearing liabilities	17.4	23.0
Non-current interest-bearing liabilities	912.4	1,208.2
Non-current payables	19.4	25.7
Interest and other current payables	12.2	16.1
Total carrying amount of financial instrument liabilities	961.4	1,273.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
29 CONTRACTED CAPITAL EXPENDITURE				
Contracted capital expenditure				
Estimated capital expenditure contracted for at balance date but not provided for:				
Payable within one year – controlled entities	**53.9**	20.4	**69.9**	27.0
Payable within one year – associate entities	**1.9**	3.6	**2.4**	4.8
Total contracted capital expenditure	**55.8**	24.0	**72.3**	31.8
30 CONTRACTED OPERATING LEASE AND HIRE EXPENDITURE				
Contracted operating lease and hire expenditure commitments not otherwise provided for in the financial statements:				
land and buildings	**68.6**	54.3	**89.0**	72.0
quarry and other raw material reserves	**81.2**	61.0	**105.2**	80.7
plant and equipment	**36.7**	22.8	**47.6**	30.1
	186.5	138.1	**241.8**	182.8
Contracted operating lease and hire expenditure comprises:				
Operating leases				
Non-cancellable payable				
within 1 year	**32.7**	27.0	**42.4**	35.8
between 1 and 2 years	**24.4**	18.3	**31.6**	24.2
between 2 and 5 years	**49.3**	31.4	**63.9**	41.5
after 5 years	**50.9**	35.7	**66.0**	47.3
	157.3	112.4	**203.9**	148.8
Other payable				
within 1 year	**2.6**	2.6	**3.4**	3.4
between 1 and 2 years	**2.2**	1.8	**2.9**	2.4
between 2 and 5 years	**4.7**	3.6	**6.1**	4.8
after 5 years	**6.0**	8.6	**7.7**	11.4
	15.5	16.6	**20.1**	22.0
Consolidated entity's share of associate entities' operating lease and hire expenditure commitments:				
within 1 year	**3.6**	1.2	**4.7**	1.6
between 1 and 2 years	**1.2**	0.6	**1.5**	0.8
between 2 and 5 years	**4.7**	3.1	**6.1**	4.0
after 5 years	**4.2**	4.2	**5.5**	5.6
	13.7	9.1	**17.8**	12.0
Total operating lease and hire expenditure	**186.5**	138.1	**241.8**	182.8
Finance leases payable				
within 1 year	**0.2**	0.4	**0.2**	0.5
between 1 and 2 years	**0.2**	0.3	**0.3**	0.5
between 2 and 5 years	**0.1**	0.2	**0.1**	0.2
Total minimum finance lease payments	**0.5**	0.9	**0.6**	1.2
Less amounts provided for in the financial statements				
current lease liabilities	**0.2**	0.4	**0.2**	0.5
non-current lease liabilities	**0.3**	0.5	**0.4**	0.7
Finance lease expenditure not otherwise provided for in the financial statements	**–**	–	**–**	–
Total contracted lease and hire expenditure not otherwise provided for in the financial statements	**186.5**	138.1	**241.8**	182.8

The total of minimum rentals to be received in the future under non-cancellable subleases as at 31 March 2005 is not material.

Contingent rentals for 2005 and 2004 financial years were not material.

The leases on most of the Rinker group's rental premises contain renewal options. The Rinker group's decision to exercise renewal options is primarily dependent upon the level of business conducted at the location and the profitability thereof.

Leased plant and equipment consists primarily of mobile equipment, computer related items, and to a lesser extent fixed production equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

31 NON-CASH FINANCING AND INVESTING ACTIVITIES

There were no material non-cash transactions during the years shown other than those disclosed elsewhere in the financial statements.

32 RELATED PARTY INFORMATION

TRANSACTIONS WITHIN WHOLLY-OWNED GROUP

During the year Rinker Group Limited received dividends from its wholly-owned controlled entities, advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its wholly-owned controlled entities. All transactions during the year ended 31 March 2005 with related parties are on commercial terms and conditions. Other than as described above or in Note 34, no material amounts were receivable from, or payable to, related parties as at 31 March 2005 and 2004, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

DIRECTORS AND DIRECTOR-RELATED ENTITIES

The directors who held office during the year and their holdings of Rinker Group Limited securities, are detailed in the table below. Non-executive directors have agreements with Rinker Group Limited which conform to the provisions of the company's constitution in respect of entitlements to retirement and termination payments. These entitlements are frozen as at 31 March 2004.

TRANSACTIONS WITH DIRECTORS AND DIRECTOR-RELATED ENTITIES

Transactions entered into during the year with directors of Rinker Group Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favorable than those available to other customers, employees, or shareholders include:

- the acquisition of shares in Rinker Group Limited under the employee share plans,
- dividends from ordinary shares in Rinker Group Limited,
- the sale of goods and services,
- contracts of employment and reimbursement of expenses, and
- contracts of employment with relatives of directors on either a full-time or work experience basis.

Shareholdings of directors and director related entities

The holding of directors at 31 March 2005 is given below.

	PLAN[1]	NOTE	BALANCE 31 March 2004	GRANTED SUBJECT TO PERFORMANCE HURDLE	NET CHANGES OTHER[2]	BALANCE 31 March 2005
Rinker Group Limited directors shareholdings						
John Arthur	Ordinary		17,663	–	–	17,663
	CASP / PSP	3	–	–	–	–
	ESAP	4	6,396	–	8,346	14,742
	SERP	5	–	–	–	–
	TOTAL		**24,059**	**–**	**8,346**	**32,405**
David Clarke	Ordinary		260,414	–	1,085	261,499
	CASP / PSP	3	–	500,000	–	500,000
	ESAP	4	–	–	–	–
	SERP	5	245,026	–	3,994	249,020
	TOTAL		**505,440**	**500,000**	**5,079**	**1,010,519**
Marshall Criser	Ordinary		34,000	–	–	34,000
	CASP / PSP	3	–	–	–	–
	ESAP	4	–	–	–	–
	SERP	5	–	–	–	–
	TOTAL		**34,000**	**–**	**–**	**34,000**
John Ingram	Ordinary		15,000	–	–	15,000
	CASP / PSP	3	–	–	–	–
	ESAP	4	–	–	1,635	1,635
	SERP	5	–	–	–	–
	TOTAL		**15,000**	**–**	**1,635**	**16,635**
John Morschel	Ordinary		39,640	–	–	39,640
	CASP / PSP	3	–	–	–	–
	ESAP	4	9,594	–	8,228	17,822
	SERP	5	–	–	–	–
	TOTAL		**49,234**	**–**	**8,228**	**57,462**
Walter Revell	Ordinary		20,000	–	–	20,000
	CASP / PSP	3	–	–	–	–
	ESAP	4	–	–	–	–
	SERP	5	–	–	–	–
	TOTAL		**20,000**	**–**	**–**	**20,000**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32 RELATED PARTY INFORMATION (continued)

Shareholdings of executives and executive-related entities

The holdings of executives at 31 March 2005 is given below.

	PLAN[1]	NOTE	BALANCE 31 March 2004	GRANTED SUBJECT TO PERFORMANCE HURDLE	NET CHANGES OTHER[2]	BALANCE 31 March 2005
Peter Abraham	Ordinary		230,773	–	(99,800)	130,973
	CASP / PSP	3	27,796	35,000	–	62,796
	ESAP	4	4,385	–	4,389	8,774
	SERP	5	–	–	–	–
	TOTAL		**262,954**	**35,000**	**(95,411)**	**202,543**
David Berger	Ordinary		35,860	–	302	36,162
	CASP / PSP	3	–	120,000	–	120,000
	ESAP	4	–	–	–	–
	SERP	5	50,840	–	67,411	118,251
	TOTAL		**86,700**	**120,000**	**67,713**	**274,413**
Tom Burmeister	Ordinary		20,000	–	–	20,000
	CASP / PSP	3	–	120,000	–	120,000
	ESAP	4	–	–	–	–
	SERP	5	32,518	–	19,484	52,002
	TOTAL		**52,518**	**120,000**	**19,484**	**192,002**
Sharon DeHayes	Ordinary		21,319	–	176	21,495
	CASP / PSP	3	–	120,000	–	120,000
	ESAP	4	–	–	–	–
	SERP	5	21,690	–	353	22,043
	TOTAL		**43,009**	**120,000**	**529**	**163,538**
Ira Fialkow	Ordinary		21,540	–	2,830	24,370
	CASP / PSP	3	–	100,000	–	100,000
	ESAP	4	–	–	–	–
	SERP	5	42,650	–	35,210	77,860
	TOTAL		**64,190**	**100,000**	**38,040**	**202,230**
Duncan Gage	Ordinary		–	–	–	–
	CASP / PSP	3	–	100,000	–	100,000
	ESAP	4	–	–	–	–
	SERP	5	–	–	40,121	40,121
	TOTAL		**–**	**100,000**	**40,121**	**140,121**
Debra Stirling	Ordinary		213,577	–	500	214,077
	CASP / PSP	3	18,531	25,000	–	43,531
	ESAP	4	36,098	–	20,945	57,043
	SERP	5	–	–	–	–
	TOTAL		**268,206**	**25,000**	**21,445**	**314,651**
Karl Watson Jr.	Ordinary		13,100	–	–	13,100
	CASP / PSP	3	53,369	120,000	–	173,369
	ESAP	4	97,410	–	46,358	143,768
	SERP	5	–	–	–	0
	TOTAL		**163,879**	**120,000**	**46,358**	**330,237**
Karl Watson Sr.	Ordinary		10,500	–	–	10,500
	CASP / PSP	3	–	120,000	–	120,000
	ESAP	4	–	–	–	–
	SERP	5	42,650	–	689	43,339
	TOTAL		**53,150**	**120,000**	**689**	**173,839**

1 Including ADRs (if applicable).

2 Includes changes resulting from purchases and sales during the year. This column will also show, when applicable, the vesting or forfeiture of shares held under CASP and PSP.

3 CASP and PSP shares are at risk and will be eligible to vest if performance criteria are met.

4 Includes shares purchased by the executive under the ESAP scheme.

5 During the year ended March 2004, the chief executive and some senior executives had an additional exposure to movements in Rinker's share price by virtue of their election to invest in 'notional Rinker shares' under the Rinker group's SERP. These are listed in the 31 March 2004 Balance column. The SERP is a non-qualified defined contribution plan in the United States to which eligible employees and employers make contributions. During the year ended 31 March 2005, a Rinker subsidiary (through a trustee) acquired Rinker ordinary shares or Rinker ADRs reflecting the Rinker group's liabilities under the SERP, and gave participants the ability to decide how the shares and ADRs will be voted. The amount shown under Net Changes Other represents the increase during the year ended 31 March 2005 in the executive's future entitlement to Rinker ordinary shares or Rinker ADRs under the SERP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33 SUPERANNUATION COMMITMENTS AND OTHER EMPLOYEE BENEFITS

Rinker Group Limited and its controlled entities participate in a number of superannuation funds in Australia, the United States (US) and other countries where they operate. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependents on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving adequate written notice to the participants and trustees. Rinker Group Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee Legislation.

ASSET BACKING

The assets of the US based superannuation funds were not sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee to the extent shown below.

The total deficit of the US plans based on their most recent audited actuarial reviews totalled US$7.0 million (A$8.8 million) (Rinker Materials Corporation Defined Benefit Pension Plan: deficit US$1.3 million (A$1.6 million), Rinker Materials Corporation Retirement Income Plan: deficit US$4.8 million (A$6.1 million), United Metro/San Xavier Collectively Bargained Pension Plan: deficit US$0.9 million (A$1.1 million)) as detailed in the table below.

The total deficit of the US plans based on updated but unaudited reviews at 1 January 2005 totalled US$19.2 million (A$24.8 million) (Rinker Materials Defined Benefit Corporation Pension Plan: deficit US$5.3 million (A$6.9 million), Rinker Materials Corporation Retirement Income Plan: deficit US$8.9 million (A$11.5 million), United Metro Xavier Collectively Bargained Pension Plan: deficit US$5.0 million (A$6.4 million)).

ACCUMULATION FUNDS

The benefits provided by accumulation funds are based on the contributions and income thereon held by the fund on behalf of the member. Contributions are made by the member and the company based on a percentage of the member's salary, as specified by the rules of the fund.
These contributions are expensed in the period they are incurred.

DEFINED BENEFIT FUNDS

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund. Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. These contributions are expensed in the period they are incurred. The currently assessed shortfall of net market value of plan assets compared to accrued benefits has not been recognised as a liability in the financial statements as Rinker Group Limited and its controlled entities do not presently have a legal or constructive obligation to meet the deficit, other than the annually determined minimum funding amount. The annually determined minimum funding amount has been appropriately recognised as a liability at year end.

HARWOOD SUPERANNUATION FUND

In Australia, Rinker group entities participate in the Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those Rinker group employees who are currently members of that fund and any new employees who become members of that fund. CSR Limited and Rinker Group Limited each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which are revalued by the actuary at least annually. Rinker Group Limited is responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed within the Rinker group post demerger by their respective group companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

33 SUPERANNUATION COMMITMENTS AND OTHER EMPLOYEE BENEFITS (continued)

DEFINED BENEFIT FUNDS SPONSORED BY RINKER GROUP ENTITIES

US$ MILLION	ACCRUED BENEFITS	MARKET VALUE OF ASSETS	SURPLUS (DEFICIT)	VESTED BENEFITS	EMPLOYER CONTRIBUTIONS FOR THE YEAR PAID	PAYABLE
Harwood Superannuation Fund – Defined Benefit Division[a]						
Pre-demerger	7.7	10.8	3.1	7.6	1.1	–
Post-demerger	1.6	2.2	0.6	1.3	0.6	–
Rinker Materials Corporation Defined Benefit Pension Plan[b]	12.1	10.8	(1.3)	11.5	1.3	0.3
Rinker Materials Corporation Retirement Income Plan[b]	19.9	15.1	(4.8)	19.5	3.7	0.7
United Metro/San Xavier Collectively Bargained Pension Plan[c]	12.0	11.1	(0.9)	11.1	2.2	0.4

A$ MILLION	ACCRUED BENEFITS	MARKET VALUE OF ASSETS	SURPLUS (DEFICIT)	VESTED BENEFITS	EMPLOYER CONTRIBUTIONS FOR THE YEAR PAID	PAYABLE
Harwood Superannuation Fund – Defined Benefit Division[a]						
Pre-demerger	10.0	14.0	4.0	9.9	1.4	–
Post-demerger	2.1	2.9	0.8	1.7	0.8	–
Rinker Materials Corporation Defined Benefit Pension Plan[b]	15.6	14.0	(1.6)	15.0	1.7	0.4
Rinker Materials Corporation Retirement Income Plan[b]	25.7	19.6	(6.1)	25.2	4.8	0.9
United Metro/San Xavier Collectively Bargained Pension Plan[c]	15.5	14.4	(1.1)	14.4	2.9	0.5

a The amounts represent the actuarial liabilities, determined to be past service liabilities, calculated at 31 March 2005 based on the assumptions used for the last actuarial review which was performed on 30 June 2003 by R Paton FIA FIAA. The Fund was separated into two separate plans from the date of demerger, a Rinker group plan and a CSR Limited plan. Each of these plans comprises a pre and post-demerger component. Shown above is information on the pre and post-demerger components of the Rinker group plan.

As at 31 March 2005, the assets attributable to the Rinker group and CSR Limited combined pre-demerger plan were 118% of the corresponding actuarial liabilities. There is an enforceable obligation for Rinker Group Limited and CSR Limited to contribute such amounts as to ensure that the assets are not less than 120% of the amount required to meet the accrued defined benefit liabilities as at the demerger date. CSR Limited has made available to the fund a bank guarantee to satisfy this obligation. The actuary revalues the accrued benefit liabilities at least annually. Rinker Group Limited is required to cover, in effect, 50% of such obligations. CSR Limited is required to cover, in effect, the remaining 50%.

As at 31 March 2005, the assets attributable to the post demerger Rinker group plan were 140% of the corresponding actuarial liabilities. There is an enforceable obligation for Rinker Group Limited to contribute such amounts as to ensure that the assets are not less than 120% of the amount required to meet the actuarial liabilities. The actuary revalues the accrued benefit liabilities at least annually.

b Last actuarial review performed by Michael Von Behren EA MAAA on 1 January 2004.

c Last actuarial review performed by Michael Von Behren EA MAAA on 1 October 2003.

In addition, Rinker Materials contributes to a number of multi-employer defined benefit plans, under the terms of enterprise bargaining/union agreements. Contributions to these plans are expensed in the period incurred, and amounted to US$11.0 million or A$14.9 million during 2005 (2004:US$9.9 million, A$14.2 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

34 EQUITY ACCOUNTING INFORMATION

		OWNERSHIP INTEREST % 2005	% 2004	CARRYING AMOUNT US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Name of entity	**Principal activity**						
Cement Australia Holdings Pty Limited[ab]	cement manufacture	25	25	**121.3**	106.0	**157.3**	140.3
Metromix Pty Limited	pre-mixed concrete	50	50	**8.7**	8.9	**11.3**	11.8
Granite Canyon Joint Venture[b]	aggregates	49	49	**4.5**	4.3	**5.8**	5.7
Other immaterial associates				**0.1**	0.2	**0.2**	0.3
Associates				**134.6**	119.4	**174.6**	158.1
Cement Australia Partnership[ab]	cement distribution	25	25	**6.5**	7.5	**8.4**	9.9
Emoleum Partnership[b]	road resurfacing	50	50	**18.5**	13.6	**24.0**	17.9
Other immaterial partnerships				**2.9**	2.9	**3.7**	4.0
Partnerships				**27.9**	24.0	**36.1**	31.8
Total associate entities				**162.5**	143.4	**210.7**	189.9

a On 1 June 2003, Rinker group's 50% interest in its associated company, Australian Cement Holdings Pty Limited, was reduced to 25% after this business was merged with Queensland Cement Limited. The entity was then renamed Cement Australia Holdings Pty Limited. Prior to the merger Australian Cement Holdings Pty Limited repurchased preference shares held by Rinker group in exchange for a US$55.3 million (A$81.8 million) loan. During the year ended 31 March 2005, Cement Australia Holdings restructured its borrowing arrangements resulting in a repayment to Rinker group of US$14.8 million (A$19.2 million), reducing the outstanding loan balance to US$34.7 million (A$45.0 million).

b The year end is 31 December.

	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Equity accounted amount of investments at the beginning of the financial year	**143.4**	156.5	**189.9**	260.5
Share of associate entities' profit from ordinary activities before income tax	**26.3**	15.7	**35.7**	23.0
Share of income tax	**5.1**	(0.7)	**7.0**	(1.0)
Dividends and distributions received	**(15.4)**	(13.1)	**(20.7)**	(17.4)
Capital repaid	**–**	(55.3)	**–**	(81.8)
Capital invested	**–**	5.7	**–**	8.2
Foreign currency translation and other	**3.1**	34.6	**(1.2)**	(1.6)
Equity accounted amount of investments at the end of the financial year	**162.5**	143.4	**210.7**	189.9

One of Rinker's associate companies and that associate company's wholly-owned Australian resident entities have elected to consolidate and be treated as a single entity from 1 June 2003 under the legislation referred to in Note 9. The implementation of the tax consolidation system has been formally notified to the Australian Taxation Office. The financial impact of this election is included in Rinker's aggregate share of profits of associate companies above.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Share of reserves attributable to associates				
retained profits	**4.0**	10.6	**5.1**	14.1
Summarised financial position of associate entities				
Assets				
cash	**8.3**	14.6	**10.7**	19.4
other current assets	**326.7**	308.6	**423.6**	408.6
property, plant and equipment	**488.1**	471.4	**632.8**	624.2
other non-current assets	**234.0**	209.8	**303.4**	277.8
Liabilities				
current accounts payable	**(166.2)**	(163.6)	**(215.5)**	(216.6)
current borrowings and other liabilities	**(33.8)**	(359.3)	**(43.8)**	(475.7)
non-current liabilities	**(408.3)**	(69.8)	**(529.3)**	(92.4)
Net assets	**448.8**	411.7	**581.9**	545.3
Balances and transactions with associate entities				
Current loans and receivables	**13.0**	11.3	**16.8**	15.0
Non current loans and receivables	**74.6**	84.6	**96.7**	112.1
New loans and receivables	**20.3**	69.6	**27.7**	102.3
Loans and receivables repaid	**40.4**	19.4	**57.7**	28.5
Current payables	**35.0**	28.5	**45.4**	37.9
Purchases of goods and services	**200.3**	140.9	**271.2**	200.3
Sale of goods and services	**45.1**	33.9	**61.1**	48.0
Dividends and distributions received and receivable	**15.4**	13.1	**20.7**	17.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

35 ACQUISITIONS AND DISPOSALS OF CONTROLLED ENTITIES AND BUSINESSES

YEAR ENDED 31 MARCH 2005	DATE ACQUIRED	PRINCIPAL ACTIVITY	INTEREST %	CONSIDERATION US$ MILLION	CONSIDERATION A$ MILLION	NET TANGIBLE ASSETS US$ MILLION	NET TANGIBLE ASSETS A$ MILLION
Controlled entities acquired excluding intragroup transfers[a]							
Loven, Inc.	14 April 2004	pre-mix concrete	100%	9.9	13.6	7.6	10.5
Business acquired during the year				29.9	40.6	18.6	25.1
				39.8	**54.2**	**26.2**	**35.6**

				GAIN (LOSS) ON DISPOSAL US$ MILLION	GAIN (LOSS) ON DISPOSAL A$ MILLION	NET TANGIBLE ASSETS US$ MILLION	NET TANGIBLE ASSETS A$ MILLION
Controlled entities disposed excluding demerged entities[a]							
Rinker Materials Polypipe, Inc. and Pipe Liners, Inc.	25 February 2005	plastic pipe and liner	100%	8.3	10.6	43.4	55.2
Business disposed of during the year				(18.7)	(24.2)	45.0	58.6
				(10.4)	**(13.6)**	**88.4**	**113.8**

Value of net assets of controlled entities and businesses acquired (disposed)	CONSOLIDATED ACQUISITIONS US$ MILLION 2005	2004	CONSOLIDATED DISPOSALS US$ MILLION 2005	2004
Cash	**0.8**	–	–	–
Receivables	**4.4**	4.9	**11.8**	–
Inventories	**1.0**	1.9	**23.3**	0.5
Other current assets	**0.4**	0.2	**0.4**	–
Investments	–	0.1	–	–
Property, plant and equipment	**20.7**	24.2	**60.5**	3.1
Intangibles	**0.1**	–	**2.0**	–
Other non-current assets	–	0.3	–	–
Payables	**(1.2)**	(8.0)	**(9.6)**	–
Interest-bearing liabilities	–	(0.3)	–	–
Provisions	–	(1.3)	–	–
Outside equity interests	–	5.6	–	–
	26.2	27.6	**88.4**	3.6
Goodwill acquired	**13.6**	13.5	**27.7**	0.9
(Loss) on disposal	–	–	**(10.4)**	(0.2)
Total consideration	**39.8**	41.1	**105.7**	4.3
Cash balances (acquired)	**(0.8)**	–	–	–
Deferred consideration and other	**(5.8)**	(5.1)	**(0.9)**	–
Total flow of cash	**33.2**	36.0	**104.8**	4.3

Value of net assets of controlled entities and businesses acquired (disposed)	A$ MILLION 2005	2004	A$ MILLION 2005	2004
Cash	**1.0**	–	–	–
Receivables	**6.1**	7.5	**15.0**	–
Inventories	**1.3**	2.8	**29.8**	0.7
Other current assets	**0.6**	0.2	**0.5**	–
Investments	–	0.1	–	–
Property, plant and equipment	**28.1**	33.3	**78.1**	4.1
Intangibles	**0.2**	–	**2.7**	–
Other non-current assets	–	0.4	–	0.1
Payables	**(1.7)**	(11.8)	**(12.3)**	–
Interest-bearing liabilities	–	(0.4)	–	–
Provisions	–	(1.9)	–	–
Outside equity interests	–	7.9	–	–
	35.6	38.1	**113.8**	4.9
Goodwill acquired	**18.6**	18.3	**35.4**	1.2
(Loss) on disposal	–	–	**(13.6)**	(0.3)
Total consideration	**54.2**	56.4	**135.6**	5.8
Cash balances (acquired)	**(1.0)**	–	–	–
Deferred consideration and other	**(8.1)**	(7.2)	**(1.3)**	–
Total flow of cash	**45.1**	49.2	**134.3**	5.8

a Operating results of the entities acquired (disposed of) are included in the statement of financial performance from the date acquired (up to the date disposed).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

36 PARTICULARS RELATING TO ENTITIES CONSOLIDATED IN THE ECONOMIC ENTITY

PARENT ENTITY
Rinker Group Limited

COMBINED ENTITIES

	COUNTRY OF INCORPORATION	% RINKER GROUP OWNERSHIP 2005	2004		COUNTRY OF INCORPORATION	% RINKER GROUP OWNERSHIP 2005	2004
ALC Las Vegas Mining Claims, LLC	USA	**100**	100	Readymix Emoleum Services Pty Ltd	Australia	**100**	100
American Limestone West, LLC	USA	**100**	100	Readymix Holdings Pty Ltd	Australia	**100**	100
ARC Management Company, Inc.	USA	**100**	100	Readymix Properties Pty Ltd	Australia	**100**	100
ARC Materials Corporation	USA	**100**	100	Readymix Roads Group Pty Ltd	Australia	**100**	100
Ballestrin Concrete Construction Pty Limited	Australia	**100**	100	Rinker Group Share Plan Pty Ltd	Australia	**100**	100
Bettaform Constructions Pty Ltd	Australia	**100**	100	Rinker Jamaica Ltd[a]	Jamaica	**100**	–
Broadway & Frame Premix Concrete Pty Ltd	Australia	**100**	100	Rinker Materials (Qingdao) Co Ltd	China	**100**	100
Excel Concrete (NSW) Pty Ltd	Australia	**100**	100	Rinker Materials (Tianjin) Co Ltd	China	**100**	100
Excel Concrete Pty Ltd	Australia	**100**	100	Rinker Management Company, Inc.	USA	**100**	100
FCS Las Vegas Mining Claims, LLC	USA	**100**	100	Rinker Materials Caribbean LLC	USA	**100**	100
Florida Crushed Stone Company	USA	**100**	100	Rinker Materials Corporation	USA	**100**	100
Fort Calhoun Stone Company	USA	**100**	100	Rinker Materials Leasing L.L.C.	USA	**100**	100
Guernsey Stone Company	USA	**100**	100	Rinker Materials Nevada, Inc.	USA	**100**	100
HCC Las Vegas Mining Claims, LLC	USA	**100**	100	Rinker Materials of Florida, Inc.	USA	**100**	100
Hydro Conduit Corporation	USA	**100**	100	Rinker Materials Polypipe, Inc.[b]	USA	**–**	100
Hydro Conduit Management Company, Inc.	USA	**100**	100	Rinker Materials South Central, Inc.	USA	**100**	100
Hydro Conduit of Texas, LP	USA	**100**	100	Rinker Materials Steel Framing, Inc.	USA	**100**	100
Hydro Investments, Inc.	USA	**100**	100	Rinker Materials West, LLC	USA	**100**	100
KMC Las Vegas Mining Claims, LLC	USA	**100**	100	Rinker Materials Western, Inc.	USA	**100**	100
Loven, Inc.[c]	USA	**100**	–	Rinker Modular Systems, LLC	USA	**100**	100
LV Western Mining Claims, LLC	USA	**100**	100	Rinker St. Lucia Ltd.	St Lucia	**100**	100
Marana Golf, Inc.	USA	**100**	100	RMF Las Vegas Mining Claims, LLC	USA	**100**	100
Mili, L.L.C.	USA	**100**	100	SKCOR, LLC	USA	**100**	100
Minicon Pty Ltd	Australia	**100**	100	Solano Concrete Company, Inc.	USA	**100**	100
Northwest Materials Holding Company	USA	**100**	100	Steel Construction Systems	USA	**55**	55
Oxi Golf, LLC[d]	USA	**50**	50	Tanner Companies (Yuma), Inc.	USA	**100**	100
Oxi, L.L.C.	USA	**100**	100	Twin Mountain Rock Company	USA	**100**	100
Pacific Rock Products Trucking, L.L.C.	USA	**100**	100	Twin Mountain Rock Venture	USA	**51**	51
Pacific Rock Products, L.L.C.	USA	**100**	100	United Metro Materials Inc.	USA	**100**	100
Pipe Liners, Inc.[b]	USA	**–**	100	Western Equipment Company	USA	**100**	100
Quality Ready Mix, Inc.[d]	USA	**50**	50	Wilson Concrete Company	USA	**100**	100
Readymix Cement Pty Ltd	Australia	**100**	100	WPB Las Vegas Mining Claims, LLC	USA	**100**	100

a Controlled entity formed during the year
b Controlled entity sold during the year
c Controlled entity acquired during the year
d 50% owned entity controlled as Rinker group exerts management control over entity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
37 CONTINGENT LIABILITIES				
Contingent liabilities, capable of estimation, arise in respect of the following categories				
Performance bonds provided to third parties	**72.8**	94.4	**94.4**	125.0
Bank guarantees given by Rinker group[a]	**74.9**	69.5	**97.1**	92.0
Total contingent liabilities	**147.7**	163.9	**191.5**	217.0

a Mainly provided by the Rinker group in lieu of contract retention payments, deposits for rehabilitation of quarry sites, and for insurance policy deductible amounts with the majority of the terms up to one year. The total bank guarantee facility available is US$111.3 million (A$144.3 million). No specific Rinker group assets are pledged as security for the bank guarantees. The guarantees would be called if Rinker group failed to meet contractual obligations relating to commercial contracts, quarry rehabilitation and insurance policy deductibles. No liabilities have been recognised in respect of these guarantees as the fair value of the guarantees is immaterial. No payments have been made by the banks under these guarantees in years ended 31 March 2005 or 2004.

Readymix Holdings Pty Ltd acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers' compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

38 SUBSEQUENT EVENTS

On 15 April 2005, Rinker announced that it was altering the conversion ratio of its American Depositary Receipts (ADR), listed on the New York Stock Exchange. The change became effective on 27 April 2005 and means that each ADR represents five Rinker ordinary shares. Prior to the change, each ADR represented 10 ordinary shares. This change will have no effect on the financial statements of Rinker.

On 22 April 2005, a Rinker Materials Corporation subsidiary disposed of a property at Buffalo Road, Las Vegas, Nevada, for net proceeds of US$33.6 million. The effect of this transaction has not been recognised in the financial statements for the year ended 31 March 2005 because it occurred after 31 March 2005. A gain on disposal of approximately US$30 million, or A$39 million, is expected to be recognised in the financial statements for the year ending 31 March 2006.

Between 1 April 2005 and 12 May 2005, a total of 4,270,446 shares were repurchased at a cost of US$37.3 million or A$47.9 million. This was completed under the 12 month, on-market share buyback program that commenced in May 2004. The shares repurchased were cancelled immediately upon receipt. The effect of these transactions has not been recognised in the financial statements because they occurred after 31 March 2005. On 12 May 2005, Rinker announced the commencement of a new 12 month, on-market share buyback program, of up to 10 per cent of Rinker's ordinary share capital.

39 IMPACT OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (A-IFRS)

Rinker will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) and their related pronouncements with effect from the year ending 31 March 2006. A-IFRS require that, in reporting results from interim periods during the year ending 31 March 2006, Rinker restate prior year comparatives in the financial report such that the comparative balances presented comply with the requirements specified in A-IFRS. Adjustments required on transition will be made retrospectively, against opening retained profits. Various voluntary and mandatory exemptions are available to Rinker on first-time adoption which will not be available on an ongoing basis. The impact on Rinker of the changes in accounting policies on first-time adoption of A-IFRS will be affected by the elections made.

Rinker's A-IFRS project has three phases, initial risk assessment, detailed analysis and implementation. The initial risk assessment was completed during the year ended 31 March 2004. Substantial work has been completed by the A-IFRS project team in determining the effect of changes in accounting policies on Rinker. Implementation is underway to enable financial reporting under A-IFRS during the year ending 31 March 2006. Rinker's A-IFRS project is appropriately resourced and reports regularly to the Board Audit Committee.

The following have been identified by the board as the areas of most significance to Rinker:

Goodwill

Lower reported expenses as goodwill amortisation ceases

As at 31 March 2005, Rinker group's total assets include US$748.7 million or A$970.7 million of goodwill arising on acquisitions made by the group. This asset is currently being amortised over the period over which the benefits are expected to arise, to a maximum of 20 years and is subject to an annual recoverable amount test. The amortisation expense for the year ended 31 March 2005 was US$56.3 million or A$76.2 million. Under A-IFRS, goodwill is not permitted to be amortised, but instead will be subject to an impairment test at least annually, with any impairment provisions to be recognised as an expense in the period they arise. No goodwill impairment provisions are expected to be recorded in respect of the year ended 31 March 2005.

Impairment of assets

Potential for write downs in future

Non-current assets are currently written down to recoverable amount when the assets' carrying amount exceeds their recoverable amount. Historically, although not mandated, Rinker group has discounted estimated future cash flows in determining the recoverable amount of its non-current assets. A-IFRS has a more prescriptive impairment test than current Australian Accounting Standards, and requires discounted estimated future cash flows to be used where value in use is used to assess recoverable amount. Consequently, on adoption of A-IFRS, revised impairment tests have been applied. No impairment write downs have been identified on transition or during the year ended 31 March 2005. It is not practicable to determine the impact of the change in accounting policy for future financial reports, as any impairment or reversal thereof will be affected by future conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

39 IMPACT OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (A-IFRS) (continued)

Employee Benefits – superannuation

Recognition of superannuation plan surpluses and deficits
Impact of changes in plan valuations on future reported results

Rinker group entities sponsor three defined benefit superannuation plans in the United States and one in Australia. Each plan is closed to new members. The Australian plans, comprising the Rinker group pre-demerger and Rinker group post-demerger divisions of the Harwood Superannuation plan, had a net surplus of assets compared to accrued benefits of US$0.2 million or A$0.3 million at 31 March 2005, measured in accordance with A-IFRS. Rinker is currently assessing the accounting treatment of Rinker's joint obligations with CSR Limited for the pre-demerger plan. The three US plans had a total deficit of assets compared to accrued benefits of US$23.0 million or A$29.9 million at 31 March 2005, measured in accordance with A-IFRS. The Rinker group does not currently recognise a liability for the deficit on these plans as it does not presently have a constructive or legal obligation to meet the deficit. Currently, the Rinker group accounts for the cost of contributions to superannuation plans in the period in which contributions become payable.

Under A-IFRS, the Rinker group will be required to recognise the net surplus or deficit of each plan as an asset or liability in the Statement of Financial Position. The adjustment to recognise the plan position on transition will be recognised against retained profits. Thereafter, ongoing changes in the net surplus or deficit of each plan will be recognised as a change in the asset or liability. Annually, an expense will be recorded in the Statement of Financial Performance, based on an actuarial estimate of the annual cost of funding members' benefits. Actuarial gains and losses arising from changes in discount rates, market investment performance or other actuarial assumptions representing the difference between actual fund performance and the actuarially determined expense will be recorded directly against equity rather than as an income or expense in the Statement of Financial Performance.

The expense recorded in the Statement of Financial Performance under A-IFRS for the year ended 31 March 2005 is expected to be US$4.7 million (A$6.4 million) lower than that recorded under current Australian accounting standards. An actuarial gain of US$3.7 million (A$5.0 million) is expected to be recorded directly to equity reserves for the year ended 31 March 2005. Rinker group cannot predict the ongoing impact of valuations on future reported results as plan valuations will depend on future assumptions.

Taxation

Increase in deferred tax assets estimated at approximately US$30 million (A$39 million)
Increase in deferred tax liabilities estimated at approximately US$80 million (A$104 million)
Increase in annual tax expense estimated at approximately US$5 million (A$6 million)

The method of recognising deferred tax assets and liabilities under A-IFRS is different from current Australian Accounting Standards. For Rinker, the principal difference under A-IFRS will be the recognition of additional deferred tax liabilities for (1) increases in the value of land recognised on acquisitions, (2) non tax deductible depreciation and quarry amortisation charges and (3) tax deductible goodwill in the United States. Currently the method of recognising deferred tax liabilities under Australian Accounting Standards does not permit provision for these items.

For the year ended 31 March 2005, the current estimates of the impact of the changes are to increase tax expense by approximately US$5 million (A$6 million) and increase deferred tax liabilities by approximately US$80 million (A$104 million) and deferred tax assets by approximately US$30 million (A$39 million). The additional deferred tax assets and liabilities arising on transition to A-IFRS will be recognised as a reduction in retained profits. No change in tax payments will arise as a result of A-IFRS. The impact on future reported financial position or performance cannot be determined as it depends on the nature of any future acquisitions arising.

Derivatives – interest rate swaps

Recognise fair value of interest rate swap assets, US$3.4 million (A$4.4 million), Gains and losses to be recorded

The Rinker group uses interest rate derivatives to convert floating interest rate cash flows to fixed interest rate cash flows. Under current Australian Accounting Standards, no assets or liabilities are recognised by the Rinker group in respect of interest rate swaps held.

Under A-IFRS, the Rinker group will be required to recognise the fair value of interest rate swaps as assets and liabilities in the Statement of Financial Position. The fair value of interest rate swaps at 1 April 2005 was US$3.4 million (A$4.4 million). Changes in fair value will be recognised each period either in equity (to the extent the interest rate swap is deemed "effective" under A-IFRS) or the Statement of Financial Performance (to the extent the interest rate swap is not deemed "effective" under A-IFRS). The Rinker group currently expects that the portion of changes in fair value deemed "ineffective" under A-IFRS will be small.

Restoration and environmental rehabilitation provisions

Increase provisions on transition, US$17 million (A$22 million)
Unamortised costs to be included in quarry assets US$13 million (A$17 million)

The Rinker group currently provides for restoration and environmental rehabilitation costs by recognising a provision over the period in which quarry reserves are extracted. Under A-IFRS, full provisions for relevant restoration and environmental rehabilitation costs will be required to be recognised on transition. The related expense will be deferred and recognised over the economic life of the relevant quarry with the amount of unamortised restoration and rehabilitation expenses relating to future quarry life being included in the carrying value of quarry assets. On transition, the required increase in restoration and environmental rehabilitation provisions will be recognised against the carrying value of quarry assets or retained earnings as appropriate. At 1 April 2004 the net effect is that additional provisions of US$17 million (A$22 million) and additional quarry reserve assets of US$13 million (A$17 million) are expected to be recognised. No significant change in expense is expected to arise.

Functional and presentation currency

US$ reporting intended

Rinker currently presents results in both Australian dollars and US dollars, having obtained relief from the Australian Securities and Investments Commission (ASIC) to the extent necessary to allow this. Under A-IFRS, Rinker intends to report financial information solely in US dollars.

PARENT COMPANY FINANCIAL STATEMENTS AND NOTES THERETO

STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 31 MARCH	NOTE	A$ MILLION 2005	A$ MILLION 2004
Trading revenue – guarantee fees		**4.9**	6.4
Administration and other operating costs		**(15.9)**	(13.1)
Operating (loss)		**(11.0)**	(6.7)
Other revenue from ordinary activities	1	**-**	16.1
Other expenses from ordinary activities	1	**(8.2)**	(45.2)
Dividend income from controlled entities		**208.6**	558.9
Profit from ordinary activities before finance and income tax expense		**189.4**	523.1
Interest income	2	**41.4**	22.9
Profit from ordinary activities before income tax expense		**230.8**	546.0
Income tax (expense) benefit relating to ordinary activities	3	**(5.1)**	10.4
Net profit attributable to members of Rinker Group Limited and total changes in equity other than those resulting from transactions with owners as owners		**225.7**	556.4

STATEMENT OF FINANCIAL POSITION

YEAR ENDED 31 MARCH	NOTE	A$ MILLION 2005	A$ MILLION 2004
CURRENT ASSETS			
Cash assets	5	**483.1**	321.6
Receivables	6	**6.3**	8.6
Prepayments		**-**	40.8
Current assets		**489.4**	371.0
NON-CURRENT ASSETS			
Receivables	6	**435.5**	442.1
Other financial assets	7	**2,147.8**	2,147.8
Deferred income tax assets[a]		**41.1**	17.4
Other non-current assets		**1.2**	1.3
Non-current assets		**2,625.6**	2,608.6
Total assets		**3,115.0**	2,979.6
CURRENT LIABILITIES			
Payables	8	**4.1**	2.4
Income tax liabilities		**8.8**	-
Current liabilities		**12.9**	2.4
NON-CURRENT LIABILITIES			
Payables	8	**27.7**	0.8
Provisions	9	**1.4**	1.4
Deferred income tax liabilities		**44.2**	0.1
Non-current liabilities		**73.3**	2.3
Total liabilities		**86.2**	4.7
Net assets		**3,028.8**	2,974.9
EQUITY			
Contributed equity	10	**2,255.8**	2,286.2
Reserves	11	**16.4**	16.4
Retained profits	12	**756.6**	672.3
Total equity		**3,028.8**	2,974.9

a Relates solely to timing differences

Notes to the financial statements are annexed.

STATEMENT OF CASH FLOWS

YEAR ENDED 31 MARCH	NOTE	A$ MILLION 2005	A$ MILLION 2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		**4.9**	6.9
Payments to suppliers and employees		**(13.9)**	(22.0)
Dividends from controlled entities		**208.6**	558.9
Interest received		**40.7**	17.5
Income taxes paid		**(68.7)**	(45.4)
Net receipt of income taxes under tax funding agreement		**53.7**	-
Net cash from operating activities		**225.3**	515.9
CASH FLOWS FROM INVESTING ACTIVITIES			
Loans and receivables advanced		**-**	(3.1)
Loans and receivables repaid		**0.4**	60.5
Net cash from investing activities		**0.4**	57.4
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from borrowings		**-**	0.8
Dividends paid		**(141.4)**	(122.8)
Payments for Rinker Group Limited share buyback		**(31.3)**	-
Proceeds from issue of shares		**0.9**	0.8
Net financing of controlled entities		**107.8**	(130.5)
Net cash (used in) financing activities		**(64.0)**	(251.7)
NET INCREASE IN CASH HELD		**161.7**	321.6
Cash at the beginning of the financial year		**321.6**	-
Effects of exchange rate changes		**(0.2)**	-
Cash at the end of the financial year	5	**483.1**	321.6
Reconciliation of net profit attributable to members of Rinker Group Limited to net cash from operating activities			
Operating profit after tax attributable to members of Rinker Group Limited		**225.7**	556.4
Transfer to provisions		**-**	0.7
Other (profit) from ordinary activities		**-**	(16.1)
(Increase) in receivables		**(0.2)**	(3.7)
Decrease (increase) in deferred costs		**0.1**	(1.3)
Increase (decrease) in other payables		**2.3**	(8.3)
Net change in tax balances		**(15.8)**	(55.7)
Other		**13.2**	43.9
Net cash from operating activities		**225.3**	515.9

Notes to the financial statements are annexed.

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

This general purpose financial report is prepared in accordance with the Corporations Act 2001, applicable accounting standards and Urgent Issues Group consensus views, and complies with other requirements of the law. The financial report is based on historical cost, except for certain assets which are at deemed cost. The accounting policies adopted are consistent with those of the previous year, unless otherwise stated. Details of the significant accounting policies adopted by the parent company are given below.

REVENUE RECOGNITION

Guarantee fees are recognised on an accrual basis in accordance with the substance of the relevant agreement.

Dividend revenue is recognised on a receivable basis.

Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the asset.

FOREIGN CURRENCY

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in the statement of financial performance in the period in which they arise except if designated as hedges.

ACQUISITION OF ASSETS

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition. In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

RECEIVABLES

Other receivables are recorded at amounts due less any allowance for doubtful debts.

INVESTMENTS

Investments in controlled entities are recorded at cost.

DEFERRED COSTS

Deferred costs are capitalised to the extent that they provide future economic benefits. They are amortised over the period those benefits are expected to occur and their carrying value is reviewed annually as part of the business recoverable amounts test.

ACCOUNTS PAYABLE

Trade creditors and other accounts payable are recognised when the parent company becomes obliged to make future payments resulting from the purchase of goods and services.

PROVISIONS

Provisions are recognised when the parent company has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS

Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts. Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

STATEMENT OF CASH FLOWS

Net cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash and loans which are not subject to a term facility.

CAPITAL GAINS TAX

No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets, as no decision has been made to sell any of these assets. Such liability is provided at the time of disposal of assets. Where assets were revalued, no provision for potential capital gains tax has been made.

SIGNIFICANT ACCOUNTING POLICIES (continued)

GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:
- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of the expense item as applicable; or
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

TAX EFFECT ACCOUNTING

The liability method of tax effect accounting is applied in the calculation of provisions for current and future tax.

Tax expense for the year is based on pre-tax accounting profit adjusted for items which, as a result of treatment under income tax legislation, create permanent differences between pre-tax accounting profit and taxable income. To arrive at tax payable, adjustments to income tax are made for items which have been included in periods for accounting purposes which differ from those specified by income tax legislation. The extent to which these timing differences give rise to income tax becoming payable earlier or later than is indicated by accounting treatment, is recorded in the statement of financial position as a deferred income tax asset or a deferred income tax liability.

Deferred income tax assets arising from timing differences and tax losses are not recognised as an asset if there is uncertainty as to whether income will be derived of a nature and an amount sufficient to ensure their realisation.

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings or where the distribution of earnings does not attract withholding tax under both the tax laws of the country where the overseas controlled entity is domiciled and the tax laws of Australia.

COMPARATIVE FIGURES

Where necessary to facilitate comparison, comparative figures have been adjusted to conform with changes in presentation in the current year.

ROUNDING

Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars. Rinker Group Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED 31 MARCH	A$ MILLION 2005	A$ MILLION 2004
1 OTHER REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES		
REVENUE		
Other	–	16.1
Total other revenue from ordinary activities	–	16.1
EXPENSES		
Net foreign exchange loss	**(8.2)**	(45.2)
Total other expenses from ordinary activities	**(8.2)**	(45.2)
2 INTEREST INCOME		
Short-term interest income from		
– wholly-owned group	**20.6**	12.5
– other	**20.8**	10.4
Total interest income	**41.4**	22.9
3 INCOME TAX		
INCOME TAX EXPENSE (BENEFIT)		
Reconciliation of income tax expense (benefit) charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax		
Profit from ordinary activities before income tax	**230.8**	546.0
Income tax expense calculated at 30%	**69.2**	163.8
Increase (decrease) in income tax expense due to		
Income tax (over) under provided in previous years	**(2.5)**	(2.2)
Non assessable foreign income	**(62.6)**	(133.2)
Non-tax deductible other expenditure	**1.3**	–
Dividend rebate	–	(34.5)
Initial recognition of deferred tax balances of subsidiaries on implementation of the tax consolidation system	**80.0**	–
Consideration payable to / from subsidiaries in respect of transferred deferred tax balances	**(80.0)**	–
Current and deferred taxes relating to transactions, events and balances of wholly-owned subsidiaries in the tax consolidated group	**53.7**	–
Net income tax expense (benefit) arising under tax sharing agreements with subsidiaries in the tax consolidated group	**(53.7)**	–
Other items	**(0.3)**	(4.3)
Total income tax expense (benefit) on profit from ordinary activities	**5.1**	(10.4)
TOTAL INCOME TAX EXPENSE (BENEFIT) COMPRISES		
– additions to provision for current income tax liability	**5.9**	3.8
– additions to provision for deferred income tax liability	**1.0**	0.1
– additions to deferred income tax assets	**(1.8)**	(14.3)
Total income tax expense (benefit) on profit from ordinary activities	**5.1**	(10.4)
Deferred income tax assets not taken to account		
Balance at the beginning of the financial year	–	0.2
Assets now taken to account	–	(0.2)
Assets not recognised	–	–
Balance at the end of the financial year	–	–

Legislation to allow groups, comprising a parent entity and its Australian wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. Rinker and its wholly-owned Australian resident entities are eligible to consolidate for tax purposes under this legislation and have elected during the current financial year to be taxed as a single entity with effect from 12 April 2003. The Australian Taxation Office has been provided with formal notification of Rinker's implementation of the tax consolidation system. The head entity within the tax-consolidated group for the purposes of the tax consolidation system is Rinker Group Limited.

Under tax consolidations, the head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group adjusted for the impact of arrangements made with other members of the tax consolidated group.

Members of the tax consolidated group have entered into a tax sharing agreement which provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations. The tax consolidated group has also entered into a tax funding agreement that requires wholly-owned Australian subsidiaries to make/receive contributions to the head entity for:

(i) deferred tax balances recognised by the head entity on implementation date; and
(ii) notional tax expense calculated as if the wholly-owned entities were taxed on a "stand-alone" basis.

The contributions are payable as set out in the tax funding agreement and reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities.

NOTES TO THE FINANCIAL STATEMENTS (continued)

4 DIVIDENDS

Information on dividends paid by Rinker Group Limited is set out in Note 8 to the consolidated financial statements.

AS AT 31 MARCH	A$ MILLION 2005	A$ MILLION 2004
5 CASH		
Cash at banks and on hand	**1.5**	0.1
Short term loans and deposits	**481.6**	321.5
Cash assets	**483.1**	321.6
6 RECEIVABLES		
CURRENT		
Amounts owing by controlled entities	**4.2**	4.3
Other loans and receivables	**2.1**	4.3
Total current receivables	**6.3**	8.6
NON-CURRENT		
Other loans and receivables	**2.5**	–
Amounts owing by controlled entities[a]	**433.0**	442.1
Total non-current receivables	**435.5**	442.1

a Includes interest-bearing receivables of A$389.0 million (2004: A$397.2 million) at an average interest rate of 5% (2004: 5%).

7 OTHER FINANCIAL ASSETS		
Investment in controlled entities at cost	**2,147.8**	2,147.8
Total other financial assets	**2,147.8**	2,147.8
8 PAYABLES		
CURRENT		
Other payables	**4.1**	2.4
Total current payables	**4.1**	2.4
NON-CURRENT		
Amounts owing to controlled entities	**26.4**	–
Other payables	**0.6**	–
Other loans	**0.7**	0.8
Total non-current payables	**27.7**	0.8
9 PROVISIONS		
NON-CURRENT		
Directors' retirement allowance	**1.4**	1.4
Total non-current provisions	**1.4**	1.4

10 CONTRIBUTED EQUITY

	ORDINARY SHARES FULLY PAID[a]	SHARE CAPITAL A$ MILLION
Particulars of shares issued during the year by Rinker Group Limited		
On issue 31 March 2004	944,994,496	2,286.2
Share buyback[b]	(4,000,028)	(31.3)
Universal share plan[c]	237,900	0.9
Total movements during the year	(3,762,128)	(30.4)
On issue 31 March 2005	**941,232,368**	**2,255.8**
Movements since year end	(4,270,446)	(47.9)
On issue 12 May 2005	**936,961,922**	**2,207.9**

a Ordinary fully paid shares are listed on the Australian stock exchange. Fully paid ordinary shares carry one vote per share and the right to dividends.

b On 19 February 2004, Rinker announced that a 12 month on-market share buyback of up to 10 per cent of its ordinary shares would commence in May 2004. 4,000,028 shares were repurchased under the on-market buyback during the year to 31 March 2005. Shares repurchased were cancelled immediately on receipt. A further 4,270,446 shares were repurchased between 1 April 2005 and 12 May 2005.

c Fully paid ordinary shares were issued in August and September 2004 under the employee Universal Share Plan. Shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of fully paid shares were made to all eligible employees (2,781). 1,259 accepted the offer, subscribing for up to 150 shares and receiving the same number at no cost. No expense was recorded in respect of free shares provided to employees under the Universal Share Plan.

Information on the Performance Share Plan (PSP) and the CASP Award Share Plan (CASP) is included in Note 26 to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS (continued)

AS AT 31 MARCH	A$ MILLION 2005	A$ MILLION 2004
11 RESERVES		
MOVEMENTS IN CAPITAL RESERVES		
Balance at the beginning of the financial year	**16.4**	16.4
Balance at the end of the financial year	**16.4**	16.4
12 RETAINED PROFITS		
RECONCILIATION OF RETAINED PROFITS		
Retained profits at the beginning of the financial year	**672.3**	238.7
Net profit attributable to members of Rinker Group Limited	**225.7**	556.4
Total available for appropriation	**898.0**	795.1
Dividends	**(141.4)**	(122.8)
Retained profits at the end of the financial year	**756.6**	672.3
13 CONTINGENT LIABILITIES		
Contingent liabilities, capable of estimation, arise in respect of the following categories		
Guarantees given by the parent company in respect of amounts borrowed by		
– Rinker Materials Corporation	**1,099.7**	1,191.8
– Rinker Materials (Tianjin) Co Ltd	**7.8**	15.2
Total contingent liabilities	**1,107.5**	1,207.0

YEAR ENDED 31 MARCH	A$ 2005	A$ 2004
14 AUDITORS' REMUNERATION		
Auditing and reviewing the financial report of the parent entity		
Auditor of parent entity – Deloitte Touche Tohmatsu in Australia	**569,390**	463,000
Deloitte Touche Tohmatsu outside of Australia	**88,674**	50,000
	658,064	513,000
Audit related services		
– Deloitte Touche Tohmatsu in Australia	**–**	31,000
– Deloitte Touche Tohmatsu outside of Australia	**5,067**	40,000
	5,067	71,000
Total auditors' remuneration	**663,131**	584,000

15 DIRECTORS' REMUNERATION

Information on Directors' remuneration is included in Note 26 of the consolidated financial statements.

16 PARTICULARS RELATING TO CONTROLLED ENTITIES

Information on controlled entities is included in Note 36 of the consolidated financial statements.

17 RELATED PARTY INFORMATION

TRANSACTIONS WITHIN THE WHOLLY-OWNED GROUP

During the year the parent company advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its wholly-owned controlled entities on commercial terms and conditions.

The parent company has recognised tax payable and deferred tax balances for all Australian wholly-owned group companies as a result of the election to be treated as a consolidated group for income tax purposes. The members of the tax consolidation group have entered into a Tax Sharing Deed with the parent company. The parent entity is entitled to recover from each group member the amount of tax expense that would have been assessed on that group member had it been a stand-alone entity.

Other than as described above, no material amounts were receivable from, or payable to, related parties as at 31 March 2005, and no material transactions with related parties occurred during the year except as detailed in the financial statements.

Information on Directors and Director Related Entities and transactions with Directors and Director Related Entities is set out in Note 32 to the consolidated financial statements.

18 SUPERANNUATION COMMITMENTS

Rinker Group Limited participates in a number of superannuation funds in Australia. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death.

Information on superannuation commitments of the parent entity is set out in Note 33 to the consolidated financial statements.

ABN: 53 003 433 118

DIRECTORS' DECLARATION

Declaration by directors on the financial statements and notes thereto set out on pages 1 to 47.

The directors declare that:

(a) in our opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b) in our opinion the financial statements and notes thereto are in accordance with the Corporations Act 2001 (the 'Act') including:

(i) section 296 of the Act (compliance with accounting standards); and

(ii) section 297 of the Act (true and fair view); and

(c) the directors have been given the declarations required by section 295A of the Act.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Act.

John Morschel
Chairman

David Clarke
Chief Executive and Managing Director

Sydney, 12 May 2005

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Rinker Group Limited (the company) and the consolidated entity, for the financial year ended 31 March 2005 as set out on pages 1 to 48. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has *been formed on the above basis.*

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Deloitte.

Audit Opinion

In our opinion, the financial report of Rinker Group Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 March 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

Greg Couttas
Partner
Chartered Accountants
Sydney, 12 May 2005

ADDITIONAL UNAUDITED FINANCIAL INFORMATION

RECONCILIATION OF MANAGEMENT MEASURES

The following management measures, used in our concise annual report, are not defined under Australian Generally Accepted Accounting Principles (GAAP). Although we believe they enhance the understanding of our performance, they should not be used as an alternative to GAAP measures. Reconciliations of these measures to the nearest GAAP measures are presented below.

1 RECONCILIATION OF EARNINGS PER SHARE

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Weighted average number of shares outstanding (million)	**942.1**	944.9	**942.1**	944.9
Earnings per share (cents)	**45.9**	31.3	**62.1**	45.2

Earnings per share pre-amortisation of goodwill represents Net profit attributable to members or Rinker Group Limited excluding goodwill amortisation divided by the weighted average shares outstanding.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Add back goodwill amortisation (after tax)	**49.8**	50.8	**67.5**	73.2
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	**482.4**	346.4	**652.7**	500.0
Weighted average number of shares outstanding (million)	**942.1**	944.9	**942.1**	944.9
Earnings per share pre-amortisation of goodwill (cents)	**51.2**	36.7	**69.3**	52.9

2 RECONCILIATION OF RETURN ON EQUITY (ROE)

Return on equity represents the previous 12 months' Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net profit attributable to members of Rinker Group Limited.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Equity attributable to members of Rinker Group Limited	**2,612.5**	2,275.7	**3,387.1**	3,013.3
ROE	**16.6%**	13.0%	**17.3%**	14.2%
Goodwill amortisation (after tax)	**49.8**	50.8	**67.5**	73.2
Net profit attributable to members of Rinker Group Limited	**432.6**	295.6	**585.2**	426.8
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	**482.4**	346.4	**652.7**	500.0
ROE pre-amortisation of goodwill	**18.5%**	15.2%	**19.3%**	16.6%

3 RECONCILIATION OF RETURN ON FUNDS EMPLOYED (ROFE)

Return on funds employed represents previous 12 months' EBIT divided by end of period funds employed.

US$ MILLION YEAR ENDED 31 MARCH	EBIT 2005	FUNDS EMPLOYED 2005	ROFE 2005	EBIT 2004	FUNDS EMPLOYED 2004	ROFE 2004
Aggregates	**172.1**	**783.0**	**22.0%**	138.2	796.0	17.4%
Cement	**109.0**	**337.3**	**32.3%**	95.5	354.1	27.0%
Concrete, block, asphalt	**197.2**	**679.1**	**29.0%**	116.4	608.3	19.1%
Concrete pipe, products	**81.5**	**349.0**	**23.3%**	53.1	348.1	15.2%
Other	**18.3**	**13.3**	**n/a**	(11.4)	79.8	n/a
Total Rinker Materials	**578.1**	**2,161.7**	**26.7%**	391.8	2,186.3	17.9%
Readymix	**140.4**	**739.5**	**19.0%**	110.1	699.9	15.7%
Corporate	**(11.8)**	**5.7**	**n/a**	(9.2)	1.6	n/a
Consolidated Rinker group	**706.7**	**2,906.9**	**24.3%**	492.7	2,887.8	17.1%
A$ MILLION						
Aggregates	**233.7**	**1,015.1**	**23.0%**	200.9	1,054.0	19.1%
Cement	**147.1**	**437.4**	**33.6%**	137.6	468.9	29.3%
Concrete, block, asphalt	**265.3**	**880.4**	**30.1%**	166.9	805.5	20.7%
Concrete pipe, products	**111.3**	**452.6**	**24.6%**	78.6	460.9	17.1%
Other	**24.5**	**17.2**	**n/a**	(16.0)	105.5	n/a
Total Rinker Materials	**781.9**	**2,802.7**	**27.9%**	568.0	2,894.8	19.6%
Readymix	**191.1**	**958.7**	**19.9%**	158.3	926.9	17.1%
Corporate	**(15.9)**	**7.4**	**n/a**	(13.0)	2.1	n/a
Consolidated Rinker group	**957.1**	**3,768.8**	**25.4%**	713.3	3,823.8	18.7%

RECONCILIATION OF MANAGEMENT MEASURES (continued)

4 RECONCILIATION OF EBIT BEFORE AMORTISATION OF GOODWILL

EBIT before amortisation of goodwill (EBITA) represents EBIT excluding goodwill amortisation charges.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
EBIT	**706.7**	492.7	**957.1**	713.3
Goodwill amortisation (before tax)	**56.3**	56.5	**76.2**	81.3
EBITA	**763.0**	549.2	**1,033.3**	794.6

5 RECONCILIATION OF NET DEBT

Net debt represents current and non-current interest-bearing liabilities less cash assets.

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Current interest-bearing liabilities	**257.1**	17.4	**333.3**	23.0
Non-current interest-bearing liabilities	**610.9**	912.4	**792.1**	1,208.2
Less: cash assets	**(588.2)**	(328.5)	**(762.6)**	(435.1)
Net debt	**279.8**	601.3	**362.8**	796.1

6 RECONCILIATION OF GEARING/LEVERAGE

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

AS AT 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Net debt	**279.8**	601.3	**362.8**	796.1
Equity	**2,619.8**	2,280.6	**3,396.6**	3,019.8
Gearing/leverage (net debt/ equity)	**10.7%**	26.4%	**10.7%**	26.4%
Gearing/leverage (net debt/net debt plus equity)	**9.7%**	20.9%	**9.7%**	20.9%

7 RECONCILIATION OF EBIT INTEREST COVER

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
Interest expense	**46.0**	54.6	**62.3**	78.9
Interest income	**(19.5)**	(11.7)	**(26.1)**	(16.4)
Net Interest Expense	**26.5**	42.9	**36.2**	62.5
EBIT (for last 12 months)	**706.7**	492.7	**957.1**	713.3
EBIT Interest Cover (times)	**26.7**	11.5	**26.4**	11.4

8 RECONCILIATION OF FREE CASH FLOW

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

			US$ MILLION					A$ MILLION		
YEAR ENDED 31 MARCH	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001
Profit from ordinary activities before finance and tax	**706.7**	492.7	393.8	330.2	305.8	**957.1**	713.3	698.1	645.7	553.3
Depreciation and amortisation	**250.5**	234.2	210.6	180.9	166.3	**339.1**	336.9	372.0	353.8	303.9
Net income tax (paid) refunded	**(230.6)**	(117.7)	(99.6)	(75.9)	(68.6)	**(299.1)**	(155.3)	(172.8)	(146.9)	(125.9)
Change in working capital	**(86.9)**	(18.0)	21.9	–	4.2	**(124.6)**	(42.8)	31.2	(0.5)	27.0
Profit/loss on asset sales/non trade	**1.1**	10.1	(20.8)	(6.3)	(11.8)	**1.4**	13.8	(37.0)	(12.4)	(22.1)
Interest received	**18.1**	10.7	0.6	0.8	2.1	**24.2**	15.0	1.2	1.4	3.8
Other	**0.5**	48.6	7.8	15.7	(12.1)	**(1.6)**	66.1	20.0	27.3	(21.9)
Net cash from operating activities	**659.4**	660.6	514.3	445.4	385.9	**896.5**	947.0	912.7	868.4	718.0
Operating capital expenditure	**(193.3)**	(166.4)	(79.3)	(95.9)	(86.1)	**(261.3)**	(257.5)	(140.0)	(187.0)	(156.0)
Interest paid	**(49.2)**	(53.0)	(51.0)	(56.2)	(73.8)	**(66.8)**	(75.0)	(89.6)	(111.8)	(135.2)
Free Cash Flow	**416.9**	441.2	384.0	293.3	226.0	**568.4**	614.5	683.1	569.6	426.8
Operating capital expenditure	**(193.3)**	(166.4)	(79.3)	(95.9)	(86.1)	**(261.3)**	(257.5)	(140.0)	(187.0)	(156.0)
Development capital expenditure	**(87.8)**	(58.0)	(49.9)	(69.8)	(94.4)	**(118.8)**	(82.7)	(93.5)	(136.5)	(162.3)
Total purchase of property, plant and equipment	**(281.1)**	(224.4)	(129.2)	(165.7)	(180.5)	**(380.1)**	(340.2)	(233.5)	(323.5)	(318.3)
Purchase of businesses	**(33.2)**	(36.0)	(531.9)	(79.0)	(633.7)	**(45.1)**	(49.2)	(971.8)	(157.3)	(1,090.2)
Total capital expenditure	**(314.3)**	(260.4)	(661.1)	(244.7)	(814.2)	**(425.2)**	(389.4)	(1,205.3)	(480.8)	(1,408.5)

RECONCILIATION OF MANAGEMENT MEASURES (continued)

9 RECONCILIATION OF EBITDA

EBIT represents profit on ordinary activities before finance and tax.
EBITDA represents EBIT before Depreciation and Amortisation (DA).

YEAR ENDED 31 MARCH	US$ MILLION 2005	US$ MILLION 2004	A$ MILLION 2005	A$ MILLION 2004
SEGMENT EBIT				
Aggregates	**172.1**	138.2	**233.7**	200.9
Cement	**109.0**	95.5	**147.1**	137.6
Concrete, block, asphalt	**197.2**	116.4	**265.3**	166.9
Concrete pipe and products	**81.5**	53.1	**111.3**	78.6
Other	**18.3**	(11.4)	**24.5**	(16.0)
Rinker Materials	**578.1**	391.8	**781.9**	568.0
Readymix	**140.4**	110.1	**191.1**	158.3
Corporate	**(11.8)**	(9.2)	**(15.9)**	(13.0)
Consolidated Rinker group	**706.7**	492.7	**957.1**	713.3
SEGMENT DA				
Aggregates	**74.2**	69.5	**100.4**	99.9
Cement	**21.7**	21.4	**29.3**	30.8
Concrete, block, asphalt	**60.9**	54.1	**82.4**	77.8
Concrete pipe and products	**30.8**	32.0	**41.8**	46.1
Other	**14.8**	21.8	**20.2**	31.6
Rinker Materials	**202.4**	198.8	**274.1**	286.2
Readymix	**47.8**	35.4	**64.6**	50.7
Corporate	**0.3**	–	**0.4**	–
Consolidated Rinker group	**250.5**	234.2	**339.1**	336.9
SEGMENT EBITDA				
Aggregates	**246.3**	207.7	**334.1**	300.8
Cement	**130.7**	116.9	**176.4**	168.4
Concrete, block, asphalt	**258.1**	170.5	**347.7**	244.7
Concrete pipe and products	**112.3**	85.1	**153.1**	124.7
Other	**33.1**	10.4	**44.7**	15.6
Rinker Materials	**780.5**	590.6	**1,056.0**	854.2
Readymix	**188.2**	145.5	**255.7**	209.0
Corporate	**(11.5)**	(9.2)	**(15.5)**	(13.0)
Consolidated Rinker group	**957.2**	726.9	**1,296.2**	1,050.2



Contact details and shareholder information

RINKER GROUP LIMITED
ABN 53 003 433 118
Level 8, Tower B
799 Pacific Highway
Chatswood NSW 2067
Australia
PO Box 5647
West Chatswood NSW 1515
Australia
Telephone (02) 9412 6600
International +61 2 9412 6600
Facsimile (02) 9412 6601
International +61 2 9412 6601
www.rinkergroup.com

Share registry inquiries

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia
GPO Box 7045
Sydney NSW 2001
Australia
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Investor and analyst inquiries

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American Depositary Receipts

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